Use these links to rapidly review the document

SHOTSPOTTER, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the U.S. Securities and Exchange Commission on March 30, 2017.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SHOTSPOTTER, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	47-0949915 (I.R.S. Employer Identification Number)

7979 Gateway Blvd., Suite 210
Newark, California 94560
(510) 794-3100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ralph A. Clark
President and Chief Executive Officer
ShotSpotter, Inc.
7979 Gateway Blvd., Suite 210
Newark, California 94560
(510) 794-3100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jodie M. Bourdet Robert W. Phillips Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Ralph A. Clark ShotSpotter, Inc. 7979 Gateway Blvd., Suite 210 Newark, California 94560 (510) 794-3100	David E. Danovitch Nakia Elliott Robinson Brog Leinwand Greene Genovese & Gluck P.C. 875 Third Avenue, Ninth Floor New York, New York 10022 (212) 603-6300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.005 par value per share(3)

(1)
In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)
Pursuant to Rule 416 under the Securities Act, the shares registered hereby also include an indeterminate number of additional shares as may from time to time become issuable by reason of share splits, share dividends, recapitalizations or other similar transactions.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement related to these securities filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED                 , 2017

            Shares

Common Stock

        We are offering            shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. The initial public offering price of our common stock is expected to be between $            and $            per share. We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol "SSTI."

        We are an "emerging growth company" as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus Summary – Implications of Being an Emerging Growth Company."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 14 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$

(1)
See "Underwriting" beginning on page 125 for additional information regarding underwriting compensation.

        We have granted the underwriters an option to buy up to an additional            shares of common stock to cover over-allotments, if any. The underwriters may exercise this option at any time during the 30-day period from the date of this prospectus.

        The underwriters expect to deliver the shares of common stock to purchasers on or about            , 2017.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Roth Capital Partners	Imperial Capital

The date of this prospectus is                , 2017.

        You should rely only on the information contained in this document and any free writing prospectus we provide to you. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        For investors outside the United States: We and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

        On December 30, 2016, we effected a one-for-17 reverse stock split. Upon effectiveness of the reverse stock split, every 17 shares of our outstanding common stock decreased to one share of common stock. The reverse split was retroactively applied to all shares and per share information for all periods presented throughout this prospectus.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the sections titled "Risk Factors," "Special Note Regarding Forward-Looking Statements," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included in this prospectus. Unless the context otherwise requires, we use the terms "ShotSpotter," "SST," "company," "our," "us," and "we" in this prospectus to refer to ShotSpotter, Inc. and, where appropriate, our consolidated subsidiaries.

 ShotSpotter, Inc.

Overview

        We are the leader in gunshot detection solutions that help law enforcement officials and security personnel identify, locate and deter gun violence. We offer our software solutions on a SaaS-based subscription model to customers around the world. Our public safety solution, ShotSpotter Flex, is deployed in urban, high-crime areas to help deter gun violence by accurately detecting and locating gunshots and sending near real-time alerts to law enforcement. Our security solutions, SST SecureCampus and ShotSpotter SiteSecure, are designed to help law enforcement and security personnel serving universities, corporate campuses and key infrastructure and transportation centers mitigate risk and enhance security by notifying authorities and first responders of an active-shooter event almost immediately. The speed and accuracy of our solutions enable rapid response by law enforcement and security personnel, increase the chances of apprehending the shooter, aid in evidentiary collection and serve as an overall deterrent.

        Our solutions consist of our highly-specialized, cloud-based software integrated with our proprietary, internet-enabled sensors and communication networks. When a potential gunfire incident is detected by our sensors, our software analyzes and validates the data and precisely locates where the incident occurred. An alert containing a location on a map and critical information about the incident is transmitted directly to law enforcement or security personnel through any internet-connected computer and to iPhone® or Android mobile devices.

        For gunshots occurring outdoors, our software transmits the validated sensor data along with a recorded digital file of the triggering sound to our Incident Review Center, or IRC, where our trained acoustic experts are on duty 24 hours a day, seven days a week, 365 days a year to screen and confirm actual gunfire incidents. Our acoustic experts can supplement alerts with additional tactical information, such as the potential presence of multiple shooters or the use of high-capacity weapons. For outdoor gunshot incidents reviewed by our IRC, alerts are typically sent within 45 seconds of the gunfire incident. For gunshots occurring indoors, our solutions are designed to automatically alert security personnel within ten seconds.

        We generate annual subscription revenues from the deployment of our public safety solution on a per-square-mile basis. As of December 31, 2016, we had 69 public safety customers with coverage areas of approximately 440 square miles in more than 85 cities and municipalities across the United States, including four of the ten largest cities. We also sell two security solutions, SST SecureCampus and ShotSpotter SiteSecure, which are typically sold on a subscription basis, each with a customized deployment plan. As of December 31, 2016, we had six security customers covering seven higher-education campuses, of which three had their solutions deployed.

        Our mission is to help prevent and reduce the societal costs of gun violence, thereby creating safer and more vibrant communities. We are committed to developing comprehensive, respectful and engaged partnerships with law enforcement agencies, elected officials and communities focused on making a positive difference in our society.

The Problem of Gun Violence

        According to the Federal Bureau of Investigation, or the FBI, an estimated 1.2 million violent crimes occurred in the United States in 2015. Of those violent crimes, it is estimated that guns were used in approximately 330,000 incidents, including 71.5% of murders, 40.8% of robberies and 24.2% of aggravated assaults. A March 2016 report published by The American Journal of Medicine stated that the gun homicide rate in the United States is more than 25 times the average of other high-income countries.

        The majority of urban gunfire goes unreported. A report published by the Brookings Institute analyzing data collected from our public safety solution and our customers suggests that approximately 90% of the gunshots detected by our public safety solution are not reported to 911 by residents. Even in the instances when 911 calls are made, the information reported by the caller is often delayed and incomplete as to the time and location of the gunshot. When gunfire is not reported or is inaccurately reported, law enforcement and medical personnel cannot address injuries nor effectively investigate and solve related crimes or prevent future incidents.

        In addition to the problem of localized, persistent gun violence, over the past several years there has been an increasing number of high-profile mass shootings and terror events. According to a 2016 report by the FBI, the number of active-shooter events in the United States in 2014 and 2015 was among the highest for any two-year average period in the preceding 16 years and nearly six times as many as the period between 2000 and 2001, the first two years that the FBI began tracking active-shooter events.

        In addition, according to a study by Everytown Research, there have been over 200 school shootings in the United States since 2013, with 47% of such shootings occurring on a college or university campus between 2013 and 2015. In 2015, there were 64 school shooting incidents, an increase of 71% since 2013. School shootings from 2013 through 2015 resulted in 59 deaths and 124 non-fatal gunshot injuries. Moreover, the Census of Fatal Occupational Injuries report published in 2016 by the Bureau of Labor Statistics showed that in 2015, a total of 417 workplace homicides took place, of which 354, or 83.9%, involved the use of a gun. Of these 354 homicides, 294 took place in private sector workplaces.

        Unlike gunfire incidents occurring in high-crime areas, active-shooter events often result in a high volume of telephone reports to 911. However, each caller may provide inaccurate, untimely or incomplete information, causing confusion or delays in first responders' ability to react quickly and accurately. Response time is critical as nearly 70% of active-shooter events last five minutes or less with over one third ending in two minutes or less according to an FBI study of active-shooter events.

Market

        We believe there is significant demand for advanced gunfire detection and location notification solutions that accurately and quickly report instances of gunfire occurring both outdoors and indoors, based on two primary use cases:

    •
    public safety — for domestic and international law enforcement serving communities plagued by persistent, localized gun violence, in order to identify, locate and deter gun violence; and

    •
    security — for law enforcement and security personnel serving universities, corporate campuses, key infrastructure and transportation centers and other areas in which authorities desire to prepare for and mitigate risks related to an active-shooter event.

        Based on data from the 2015 FBI Uniform Crime Report, we estimate that the domestic market for our public safety solution consists of the approximately 1,400 cities that had four or more homicides per 100,000 residents in 2015. We estimate that a customer in this market could invest an average of approximately $400,000 per year for our public safety solution.

        Outside of the United States, we estimate that the market for our public safety solution includes approximately 200 cities in the European Union, Central America, the Caribbean, South America and southern Africa that have at least 500,000 residents. We estimate that a customer in this market could invest an average of approximately $750,000 per year for our public safety solution.

        Based on data made available by the National Center for Education Statistics and the Federal Aviation Administration, we believe that the domestic market for our security solutions includes approximately 5,000 college campuses, train stations and airports. We estimate that, on average, a customer in this market could invest approximately $100,000 per year for one of our security solutions. In addition, we believe that there exists a broader market for our security solutions that includes college campuses and airports outside of the United States as well as large corporate campuses, train stations and other highly-trafficked areas worldwide.

The ShotSpotter Solutions

        Our solutions consist of our highly-specialized, cloud-based software integrated with our proprietary, internet-enabled sensors and connected through third-party communication networks. We brand our solutions based on particular use cases and target customers as follows:

    •
    ShotSpotter Flex.  ShotSpotter Flex, our outdoor public safety solution, serves cities and municipalities seeking to identify, locate and deter persistent, localized gun violence by incorporating a real-time gunshot detection system into their policing systems.

    •
    SST SecureCampus.  SST SecureCampus integrates our indoor and outdoor solutions in order to help the law enforcement and security personnel serving universities, colleges and other educational institutions mitigate risk and enhance security by notifying authorities and first responders of an active-shooter event almost immediately.

    •
    ShotSpotter SiteSecure.  ShotSpotter SiteSecure integrates our indoor and outdoor solutions for customers, such as corporations trying to safeguard their facilities and public agencies focused on protecting critical infrastructure, including train stations and airports.

        When a potential gunfire incident is detected by our sensors, our software uses quantitative computational analysis and artificial intelligence methods to precisely locate and classify the sound. A digital alert containing map and location information about the incident is transmitted directly to law enforcement or security personnel through any computer or to iPhone® or Android mobile devices.

        For gunshots occurring outdoors, our software transmits validated sensor data along with a recorded digital file of the triggering sound to our IRC, where our trained acoustic experts are on hand 24 hours a day, seven days a week, 365 days a year to screen and confirm actual gunfire incidents. Our acoustic experts can supplement alerts with additional tactical information, such as the potential presence of multiple shooters or the use of high-capacity weapons. For outdoor gunshot incidents reviewed by our IRC, alerts are typically sent within 45 seconds of the gunfire incident. For gunshots occurring indoors, our solutions are designed to automatically alert security personnel within ten seconds.

        The key features of our solutions are:

    •
    Comprehensive Coverage.  We believe that we sell the only public safety solution that provides comprehensive outdoor coverage for gunshot detection over large and complex geographies. Our rugged outdoor acoustic sensors are strategically placed in an array of 15-20 sensors per square mile and can easily be expanded to cover any size area. In addition to providing acoustic surveillance over wide areas, our solutions operate on a continuous basis – 24 hours a day, seven days a week, 365 days a year – to provide immediate notification of gunfire at any time of day.

    •
    Real-Time, Precise Alerts.  Our solutions typically notify users within seconds of a gunshot, providing data on the time and location of the shooting and the number of shots fired. An alert is sent depicting a dot on a map that corresponds to a specific address or latitudinal and longitudinal coordinates (in the case of outdoor gunshots) or a floor plan (in the case of indoor gunshots). In addition, when shots are fired outside, our alerts provide valuable additional information about the scene of the incident, such as the potential presence of multiple shooters or the use of fully automatic and high-capacity weapons. This enhanced tactical awareness can help protect first responders in dangerous and unpredictable situations.

    •
    Forensically-Sound Data.  Because our solutions provide an exact time, location and audio recording of a gunshot, we are able to provide authorities with critical evidence for investigations and prosecutions. We also offer expert testimony and technical expertise regarding events and our solutions.

    •
    Annual Subscription to a Cloud-Based Solution.  We provide our solutions as an annual subscription-based service, in which we design, deploy, own, manage and maintain the acoustic sensors, host the software and gunshot data and operate our IRC with trained acoustic experts.

        The key benefits provided by these features include:

    •
    Expedited Response to Gunfire.  In 2016, we issued more than 80,000 gunshot alerts to our customers. Our solutions typically alert emergency dispatch centers and field personnel within 45 seconds of confirmed gunfire and provide an exact location, enabling them to respond faster and to a specific location. In the case of shots fired outdoors, our solutions provide additional information, such as the potential presence of multiple shooters or the use of automatic or high-capacity weapons. Such information is intended to enhance the responders' tactical awareness and increase their safety. The ability to respond more quickly increases the chances of apprehending the shooter and assisting victims of violence, in addition to aiding in evidentiary collection.

    •
    Prevention and Deterrence of Gun Violence.  We believe increasing the speed and accuracy of law enforcement responses to gunfire can act as a long-term deterrent that can decrease the overall prevalence of gunfire. When elected officials and law enforcement have an enhanced awareness of gun violence activity and patterns, they have tools to facilitate a rapid response time to gunfire incidents and improve relations between law enforcement and these communities, potentially increasing crime reporting and community cooperation with investigations, which can result in greater apprehension of perpetrators and deterrence.

    •
    Improved Community Relations and Collaboration.  We believe that persistent gun violence limits the ability of police and other community leaders to serve their constituents and improve their communities. Our public safety solution provides cities with the ability to react quickly to gun violence, thus providing the ability to improve their responses and residents' perception of their responses. This provides our customers with the opportunity to foster improved community relations and collaboration with their residents.

    •
    No Need to Buy and Maintain a Complex Technology Infrastructure.  By delivering our solution as a cloud- and subscription-based service, our customers do not need to design, install or maintain their own complex infrastructure or hire or train acoustic experts to continuously manage such a solution.

    •
    Integration Capability.  We can customize the integration of our solutions with existing customer systems, including video management systems, computer-aided dispatch, records management systems, video analytics, automated license plate number readers, camera management systems, crime analysis and statistics packages (including COMPSTAT software), and common operating picture software.

    •
    Gun Violence Data Collection.  We believe that we have amassed the world's largest and most accurate collection of urban gunshot data. We provide our public safety customers with detailed gun crime pattern analysis for their coverage areas as well as access to additional data that can assist them with further analytics. This increased awareness can help our customers create policy, allocate appropriate resources and help to address pervasive problems in high gun-activity areas.

Our Strategy

        We intend to drive growth in our business by continuing to build on our position as a leading provider of gunshot detection solutions. Key elements of our strategy include:

    •
    Accelerate Our Acquisition of Public Safety Customers.  We believe that we are in the early stages of penetrating the markets for our public safety solution. We count law enforcement agencies in four of the ten largest U.S. cities among our public safety solution customers, with three of them added within the last three years. We intend to expand our direct sales force and expend additional resources on our marketing efforts to accelerate growth in this market.

    •
    Further Penetrate Our Existing Customer Base.  As customers realize the benefits of our solutions, we believe that we have a significant opportunity to increase the lifetime value of our customer relationships by expanding coverage within their communities. For example, of our 69 ShotSpotter Flex customers as of December 31, 2016, more than 40% have expanded their coverage areas from their original deployment areas by an average of seven square miles, and our net revenue retention rate has been over 110% for each of 2016, 2015 and 2014.

    •
    Grow Our Security Business.  With the introduction of our indoor sensor in 2014, we expanded the market and use cases for our solution with our SST SecureCampus solution for universities and other educational institutions and our ShotSpotter SiteSecure for indoor and outdoor facilities and critical indoor/outdoor infrastructure, including train stations and airports. With more than 5,000 target customers in the United States, we believe that these markets represent a large opportunity for us.

    •
    Expand Our International Footprint.  With only one current ShotSpotter Flex customer outside of the United States, we believe that we have a significant opportunity to expand internationally for both our public safety and security solutions. We intend to invest in our international sales and marketing efforts to reach these customers.

    •
    Integrate with New Technologies that Enhance our Value.  We believe that integrating our solutions with other tools and technologies enhances the value of our solutions to our customers. For example, our solutions can be used in connection with computer-aided dispatch systems, video surveillance cameras, National Integrated Ballistic Information Network (NIBIN) and automated license plate readers used by law enforcement to improve the effectiveness of police response and investigation efforts. We continue to evaluate new technologies that may integrate with our solutions to generate additional value for our customers.

    •
    Partner with "Smart Cities" Initiatives Providers.  We believe that there is a significant opportunity to partner with providers of "Smart Cities" initiatives. For example, we have partnered with General Electric to incorporate our solutions into intelligent street lights in areas that might not otherwise be covered by our solutions. By incorporating our solutions into these initiatives, we can increase our customer base by reaching potential customers who might not otherwise purchase our standalone solutions and by expanding our footprint with existing customers, and we can deploy our solutions at a reduced cost to us.

    •
    Passionate Focus on Customer Success.  Given the specialized nature of our market, a key component of our strategy is to maintain our passionate focus on customer success. We pride ourselves on our execution in customer on-boarding as well as ongoing consulting and customer support, all of which are critical to ensure not only high customer retention rates but new customer acquisitions.

    •
    Maintain Our Leadership Profile in Gun Violence Prevention.  We will continue to invest in improving our solutions in order to maintain our technology leadership position. In addition, we intend to leverage our extensive collection of gunfire data to better understand the facts, trends and circumstances surrounding gunfire activity in order to maintain our reputation as gun violence experts.

    •
    Opportunistically Pursue Acquisitions.  We may selectively pursue acquisitions of complementary businesses, technologies, and teams that would allow us to further penetrate new markets and add features and functionalities to our solutions.

Risks Affecting Our Business

        Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this prospectus summary. These risks include, among others, the following:

    •
    our success depends on maintaining and increasing our sales, which depends on factors we cannot control, including the availability of funding to our customers;

    •
    contracting with government entities can be complex, expensive and time-consuming;

    •
    if we are unable to maintain and expand coverage of our existing public safety customer accounts and further penetrate the public safety market, our revenues may not grow;

    •
    if we are unable to sell our solutions into new markets, our revenues may not grow;

    •
    our sales cycle can be lengthy, time-consuming and costly, and our inability to successfully complete sales could harm our business;

    •
    changes in the availability of federal funding to support local law enforcement efforts could impact our business;

    •
    if our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business prospects would suffer;

    •
    our business is dependent upon our ability to deploy and deliver our solutions, and the failure to meet our customers' expectations could harm our reputation, which may have a material adverse effect on our business, operating results and financial condition;

    •
    real or perceived false positive gunshot alerts or failure or perceived failure to generate alerts for actual gunfire could adversely affect our customers and their operations, damage our brand and reputation and adversely affect our growth prospects and results of operations;

    •
    we have not been profitable historically and may not achieve or maintain profitability in the future;

    •
    we may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects;

    •
    the nature of our business exposes us to inherent liability risks;

    •
    the nature of our business may result in undesirable press coverage or other negative publicity;

    •
    failure to protect our intellectual property rights could adversely affect our business.

Corporate Information

        We were formed as ShotSpotter, Inc., a California corporation, in 2001 and reincorporated as ShotSpotter, Inc., a Delaware corporation, in 2004. We run our operations through ShotSpotter, Inc. as well as through ShotSpotter (Pty) Ltd., our wholly-owned subsidiary based in South Africa. We also do business as "SST" pursuant to a registered trade name.

        Our principal executive offices are located at 7979 Gateway Boulevard, Suite 210, Newark, California 94560 and our telephone number is (510) 794-3100. Our website address is www.shotspotter.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

        ShotSpotter, SST, the ShotSpotter logo and other trade names, trademarks or service marks of ShotSpotter appearing in this prospectus are the property of ShotSpotter, Inc. trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

    •
    a requirement to have only two years of audited financial statements and only two years of related selected financial data and management's discussion and analysis of financial condition and results of operations disclosure;

    •
    an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

    •
    an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

    •
    reduced disclosure about the emerging growth company's executive compensation arrangements; and

    •
    no requirement to seek nonbinding advisory votes on executive compensation or golden parachute arrangements.

        We may take advantage of some or all of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.0 billion, or (c) in which we are deemed to be a "large accelerated filer" under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

        We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

The Offering

Common stock offered by us	shares
Total common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds
We estimate that we will receive net proceeds of approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets. We expect to use the net proceeds of this offering for working capital and other general corporate purposes. We intend to use up to $ million of the net proceeds to pay all of the outstanding principal and interest under our debt facility. We may also use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, although we do not currently have any plans for any such acquisitions or investments. These expectations are subject to change. See "Use of Proceeds" for additional information.
Risk factors	See "Risk Factors" beginning on page 14 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed NASDAQ symbol	"SSTI"

        The number of shares of our common stock that will be outstanding after this offering is based on 6,306,749 shares of common stock outstanding as of December 31, 2016, and excludes as of such date:

  •
  1,130,141 shares of common stock issuable upon the exercise of outstanding stock options pursuant to our Amended and Restated 2005 Stock Plan, or our 2005 Plan, at a weighted-average exercise price of $0.8571 per share;

  •
  680,027 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.5527 per share, which warrants, prior to the completion of this offering, are exercisable to purchase shares of our Series B-1 preferred stock;

  •
  76,704 shares of common stock issuable upon the exercise of a warrant issued in March 2017, or the March 2017 Warrant, at an exercise price of $5.8667 per share, which warrant, prior to completion of this offering, is exercisable to purchase shares of our Series B-1 preferred stock;

  •
  192,808 shares of common stock issuable upon the exercise of stock options granted after December 31, 2016 under our 2005 Plan at a weighted-average exercise price of $3.06 per share;

  •
              shares of common stock issuable upon exercise of warrants issuable to the underwriters in this offering, which will have an exercise price equal to 120% of the price per share at which the shares offered hereby are sold;

  •
  197,356 shares of common stock reserved for future issuance under our 2005 Plan, which shares will cease to become available for future issuance at the time our 2017 Equity Incentive Plan, or our 2017 Plan, becomes effective in connection with this offering;

  •
              shares of common stock to be reserved for future issuance under our 2017 Plan, which will become effective in connection with this offering, and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

  •
              shares of common stock to be reserved for issuance under our 2017 Employee Stock Purchase Plan, or our ESPP, which will become effective in connection with this offering, and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

        Unless otherwise indicated, this prospectus reflects and assumes the following:

  •
  share and per share amounts give effect to a one-for-17 reverse split of our outstanding common stock and preferred stock that was effected on December 30, 2016;

  •
  the filing of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur upon the completion of this offering;

  •
  the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 4,689,753 shares of common stock immediately prior to the completion of this offering;

  •
  no reduction in the number of shares underlying the March 2017 Warrant (see Note 15 to our consolidated financial statements as to the circumstances in which the number of shares underlying the March 2017 Warrant may be reduced);

  •
  no exercise of options or warrants outstanding or issuable in connection with this offering; and

  •
  no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Consolidated Financial Data

        The following summary consolidated financial data should be read together with our consolidated financial statements and related notes, as well as the information found under the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        We derived the summary consolidated statements of operations data for the years ended December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,
	2015	2016
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	$11,791	$15,507
Cost of revenues(1)	8,304	9,549

	3,487	5,958

Operating expenses:
Sales and marketing(1)	3,841	4,475
Research and development(1)	3,359	4,093
General and administrative(1)	1,807	2,362

Total operating expenses	9,007	10,930

Loss from operations	(5,520)	(4,972)
Other expense:
Interest expense, net	(643)	(1,317)
Remeasurement of convertible preferred stock warrant liability	—	(524)
Other expense, net	(28)	(47)

Net loss	$(6,191)	$(6,860)

Net loss per share:
Basic and diluted	$(3.99)	$(4.28)

Weighted average shares used to compute net loss per share:
Basic and diluted	1,552,780	1,602,402

Pro forma net loss per share (unaudited):
Basic and diluted(2)		$(1.09)

Pro forma weighted average common shares outstanding (unaudited):
Basic and diluted(2)		6,292,155

(1)
Includes stock-based compensation expense and depreciation and amortization expense as follows:

	Year Ended December 31,
	2015	2016
	(in thousands)
Stock-based compensation expense:
Cost of revenues	$13	$11
Sales and marketing	13	7
Research and development	32	18
General and administrative	79	47

Total stock-based compensation expense	$137	$83

Depreciation and amortization expense:
Cost of revenues	$2,125	$2,462
Sales and marketing	40	31
Research and development	53	39
General and administrative	46	19

Total depreciation and amortization expense	$2,264	$2,551

(2)
Pro forma basic and diluted loss per share represents net loss divided by the pro forma weighted-average common shares outstanding. Pro forma weighted-average shares outstanding reflects the conversion of all outstanding shares of preferred stock into common stock as though the conversion had occurred on the last day of the relevant period. See Note 10 to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

	As of December 31, 2016
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,865	$3,865	$
Accounts receivable	$2,410	$2,410	$
Deferred revenue, current and non-current	$13,975	$13,975	$
Working capital	$(8,353)	$(8,353)	$
Notes payable, current and non-current	$11,679	$11,679	$
Convertible preferred stock warrant liability	$1,875	$—	$
Total stockholders' deficit	$57,206	$13,256	$

(1)
Pro forma consolidated balance sheet data reflects the automatic conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering.

(2)
Pro forma as adjusted consolidated balance sheet data reflects the pro forma items described immediately above plus (a) our sale of                shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (b) repayment of our outstanding debt facility.

(3)
Pro forma as adjusted consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, the

  midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash, total assets and total stockholders' deficit by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash, total assets and total stockholders' deficit by approximately $            million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions payable by us.

Key Business Metrics

        We focus primarily on two key business metrics in order to measure our operational performance and inform strategic decisions. The key business metrics presented below are calculated using internal data and may be calculated in a manner different than similar metrics used by other companies.

	Year Ended December 31,
	2015	2016
Revenue retention rate(1)	112%	127%
Sales and marketing spend per $1.00 of new annualized contract revenue(2)	$0.37	$0.28

(1)
Revenue retention rate. We calculate our revenue retention rate for a period by dividing the (a) total revenues for such period from those customers who were customers during the corresponding prior period by (b) the total revenues from all customers in the corresponding prior period. For the purposes of calculating our revenue retention rate, we count as customers all entities with which we had contracts in the applicable period. We focus on our revenue retention rate because we believe that this metric provides insight into revenue related to and retention of existing customers. If our revenue retention rate for a period exceeds 100% as it did in the periods presented above, this indicates a low churn and means that the revenues retained during the period, including customer expansions, more than offset the revenues that we lost from customers that did not renew their contracts during the period.

(2)
Sales and marketing spend per $1.00 of new annualized contract revenue. We calculate sales and marketing spend as the total sales and marketing expense during a period divided by the first 12 months of contract value for contracts entered into during the same period. We measure sales and marketing spend on an annual basis. We use this metric to measure the efficiency of our sales and marketing operations in acquiring customers, renewing customer contracts and expanding their coverage areas.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our success depends on maintaining and increasing our sales, which depends on factors we cannot control, including the availability of funding to our customers.

        To date, substantially all of our revenues have been derived from contracts with local governments and their agencies, in particular the police departments of major cities in the United States. To a lesser extent, we also generate revenues from federal agencies, foreign governments and higher education institutions. We believe that the success and growth of our business will continue to depend on our ability to add new police departments and other government agencies as customers of our public safety solution and new universities, corporate campuses and key infrastructure and transportation centers as customers of our security solutions. Many of our target customers have restricted budgets, such that we are forced to compete with programs or solutions that offer an alternative use of the same funds. A number of factors could cause potential customers to delay or refrain from purchasing our solutions or prevent expansion of their use of our solutions, including:

    •
    decreases or changes in available funding, including budgetary allocations, government grants and other government funding programs;

    •
    potential delays or changes in appropriations or other funding authorization processes;

    •
    changes in fiscal or contracting policies; and

    •
    changes in elected or appointed officials.

        The occurrence of any of the foregoing would impede our ability to maintain or increase the amount of revenues derived from these customers, which could have a material adverse effect on our business, operating results and financial condition.

Contracting with government entities can be complex, expensive and time-consuming.

        The procurement process for government entities is in many ways more challenging than contracting in the private sector. We must comply with laws and regulations relating to the formation, administration, performance and pricing of contracts with government entities, including U.S. federal, state and local governmental bodies. These laws and regulations may impose added costs on our business or prolong or complicate our sales efforts, and failure to comply with these laws and regulations or other applicable requirements could lead to claims for damages from our customers, penalties, termination of contracts and other adverse consequences. Any such damages, penalties, disruptions or limitations in our ability to do business with government entities could have a material adverse effect on our business, operating results and financial condition.

        Government entities often require highly specialized contract terms that may differ from our standard arrangements. For example, if the federal government provides grants to certain state and local governments for our solutions, and such governments do not continue to receive these grants, then these customers have the ability to terminate their contracts with us without penalty. Government entities often impose compliance requirements that are complicated, require preferential pricing or

"most favored nation" terms and conditions, or are otherwise time-consuming and expensive to satisfy. Compliance with these special standards or satisfaction of such requirements could complicate our efforts to obtain business or increase the cost of doing so. Even if we do meet these special standards or requirements, the increased costs associated with providing our solutions to government customers could harm our margins. Additionally, even once we have secured a government contract, the renewal process can be lengthy and as time-consuming as the initial sale, and we may be providing our service for months past the contract expiration date without certainty if the renewal agreement will be signed or not.

        Changes in the underlying regulatory conditions, political landscape or required procurement procedures that affect these types of customers could be introduced prior to the completion of our sales cycle, making it more difficult or costly to finalize a contract with a new customer or expand or renew an existing customer relationship. For example, customers may require a competitive bidding process with extended response deadlines, review or appeal periods, or customer attention may be diverted to other government matters, postponing the consideration of the purchase of our products. Such delays could harm our ability to provide our solutions efficiently and to grow or maintain our customer base.

If we are unable to maintain and expand coverage of our existing public safety customer accounts and further penetrate the public safety market, our revenues may not grow.

        Our ability to increase revenues will depend in large part on our existing public safety solution customers renewing their annual subscriptions and expanding their mileage coverage. Most of our ShotSpotter Flex customers begin using our solution in a limited coverage area. Our experience has been, and we expect will continue to be, that after the initial implementation of our solutions, almost all of our new customers renew their annual subscriptions, and many also choose to expand their coverage area. If our existing customers do not renew their subscriptions, our revenues may decrease. Furthermore, if our existing customers do not choose to expand their coverage areas, our revenues will not grow as we anticipate.

        Our ability to further penetrate the market for our public safety solution depends on several factors, including: maintaining a high level of customer satisfaction and a strong reputation among law enforcement; increasing the awareness of our ShotSpotter Flex solution and its benefits; the effectiveness of our marketing programs; the availability of funding to our customers; and the costs of our ShotSpotter solution. Some potential public safety customers may be reluctant or unwilling to use our solution for a number of reasons, including concerns about additional costs, unwillingness to expose or lack of concern regarding the extent of gun violence in their community, uncertainty regarding the reliability and security of cloud-based offerings or lack of awareness of the benefits of our public safety solution. If we are unsuccessful in expanding the coverage of ShotSpotter Flex by existing customers or adding new ShotSpotter Flex customers, our revenues and growth prospects would suffer.

If we are unable to sell our solutions into new markets, our revenues may not grow.

        Part of our growth strategy depends on our ability to increase sales of our security solutions and add new customers for our public safety solution in markets outside of the United States. Any new market into which we attempt to sell our solutions may not be receptive. Our ability to penetrate new markets depends on the quality of our solutions, the continued acceptance of our public safety solution by law enforcement, the perceived value of our security solutions as a risk management tool and our ability to design our solutions to meet the demands of our customers and users. If the markets for our solutions do not develop as we expect, our revenues may not grow.

        Our ability to successfully face these challenges depends on several factors, including increasing the awareness of our solutions and their benefits; the effectiveness of our marketing programs; the costs of our solutions; our ability to attract, retain and effectively train sales and marketing personnel; and our ability to develop relationships with communication carriers and other partners. If we are unsuccessful in developing and marketing our solutions into new markets, new markets for our solutions might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects.

Our sales cycle can be lengthy, time-consuming and costly, and our inability to successfully complete sales could harm our business.

        Our sales process involves educating prospective customers and existing customers about the use, technical capabilities and benefits of our solutions. Prospective customers, especially government agencies, often undertake a prolonged evaluation process that may last up to nine months or more and that typically involves comparing the benefits of our solutions to alternative uses of funds. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales.

        Additionally, events affecting our customers' budgets or missions may occur during the sales cycle that could negatively impact the size or timing of a purchase after we have invested substantial time, effort and resources into a potential sale, contributing to more unpredictability in the growth of our business. If we are unable to succeed in closing sales with new and existing customers, our business, operating results and financial condition will be harmed.

Changes in the availability of federal funding to support local law enforcement efforts could impact our business.

        Many of our customers rely to some extent on funds from the U.S. federal government in order to purchase and pay for our solutions. Any reduction in federal funding for local law enforcement efforts could result in our customers having less access to funds required to continue, renew, expand or pay for our solutions. For example, changes in policies with respect to "sanctuary cities" may result in a reduction in federal funds available to our current or potential customers. If federal funding is reduced or eliminated and our customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business prospects would suffer.

        Our ability to successfully grow our business depends on a number of factors including our ability to:

    •
    accelerate our acquisition of new customers;

    •
    further sell expansions of coverage areas to our existing customers;

    •
    expand our international footprint;

    •
    expand into new vertical markets, such as our security solutions;

    •
    increase awareness of the benefits that our solutions offer; and

    •
    maintain our competitive and technology leadership position.

        As usage of our solutions grows, we will need to continue to make investments to develop and implement new or updated solutions, technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including the suppliers of our detection equipment and customer support services, to serve our growing customer base. Any failure of, or delay in, these efforts could impair the performance of our solutions and reduce customer satisfaction.

        Further, our growth could increase quickly and place a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, we will need to continue to invest in sales and marketing, research and development, and general and administrative functions and other areas. We are likely to recognize the costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our operating results.

        If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or upgrades to our existing solutions, satisfy customer requirements, maintain the quality and security of our solutions or execute on our business plan, any of which could have a material adverse effect on our business, operating results and financial condition.

Our business is dependent upon our ability to deploy and deliver our solutions, and the failure to meet our customers' expectations could harm our reputation, which may have a material adverse effect on our business, operating results and financial condition.

        Promoting and demonstrating the utility of our solutions as useful, reliable and important tools for law enforcement and security personnel is critical to the success of our business. Our ability to secure customer renewals and enter into new customer contracts is dependent on our reputation and our ability to deliver our solutions effectively. We believe that our reputation among police departments using ShotSpotter Flex is particularly important to our success. Our ability to meet customer expectations will depend on a wide range of factors, including:

    •
    our ability to continue to offer high-quality, innovative and accurate gunshot detection services;

    •
    our ability to maintain high customer satisfaction;

    •
    the perceived value and quality of our solutions;

    •
    our ability to successfully communicate the unique value proposition of our solutions;

    •
    our ability to provide high-quality customer support;

    •
    any misuse or perceived misuse of our solutions;

    •
    interruptions, delays or attacks on our platform; and

    •
    litigation- or regulation-related developments.

        Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, our solutions, our employees, our partners or others associated with any of these parties, may tarnish our reputation. Damage to our reputation may reduce demand for our solutions and would likely have a material adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation may be costly and time-consuming, and such efforts may not ultimately be successful.

Real or perceived false positive gunshot alerts or failure or perceived failure to generate alerts for actual gunfire could adversely affect our customers and their operations, damage our brand and reputation and adversely affect our growth prospects and results of operations.

        A false positive alert, in which a non-gunfire incident is reported as gunfire, could result in an unnecessary rapid deployment of police officers and first responders, which may raise unnecessary fear among the occupants of a community or facility, and may be deemed a waste of police and first responder resources. A failure to alert law enforcement or security personnel of actual gunfire could result in a less rapid response by police officers and first responders, increasing the probability of injury or loss of life. Both false positive alerts and the failure to generate alerts of actual gunfire may result in customer dissatisfaction, potential loss of confidence in our solutions, and potential liabilities to customers or other third parties, any of which could harm our reputation and adversely impact our business and operating results. Additionally, the perception of a false positive alert or of a failure to generate an alert, even where our customers understand that our solutions were utilized correctly, could lead to negative publicity or harm the public perception of our solutions, which could harm our reputation and adversely impact our business and operating results.

Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could materially adversely affect our business.

        Current or future economic uncertainties or downturns could adversely affect our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the rate of growth of our business.

        These economic conditions may make it extremely difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to reevaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

        We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry, or the impact of political changes. If the economic conditions of the general economy or industries in which we operate worsen from present levels, or if recent political changes result in less funding being available to purchase our solutions, our business, operating results, financial condition and cash flows could be adversely affected.

We have not been profitable historically and may not achieve or maintain profitability in the future.

        We have posted a net loss in each year since inception, including net losses of $6.2 million and $6.9 million in the years ended December 31, 2015 and December 31, 2016, respectively. As of December 31, 2016, we had an accumulated deficit of $87.6 million. While we have experienced stronger revenue growth in recent periods, we are not certain whether or when we will obtain a high enough volume of sales of our solutions to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs to increase in future periods, which could negatively affect our future operating results if our revenues do not increase. In particular, we expect to continue to expend substantial financial and other resources on:

    •
    sales and marketing, including a significant expansion of our sales organization, both domestically and internationally;

    •
    research and development related to our solutions, including investments in our engineering and technical teams;

    •
    continued international expansion of our business; and

    •
    general and administrative expenses, including legal and accounting expenses preparing for and related to being a public company.

        These investments may not result in increased revenues or growth in our business. If we are unable to increase our revenues at a rate sufficient to offset the expected increase in our costs, our business, operating results and financial position may be harmed, and we may not be able to achieve or maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be harmed, and we may not achieve or maintain profitability in the future.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

        We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business and the proceeds from this offering, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a material adverse effect on our business, operating results, financial condition and prospects.

New competitors may enter the market for our public safety solution.

        If cities and other government entities increase their efforts to reduce gun violence or our solutions gain visibility in the market, companies could decide to enter into the public safety solution market and thereby increase the competition we face. In addition to other gunshot detection products, we also compete with other technologies and solutions targeting our public safety customers' resources for law enforcement and crime prevention. Because there are several possible uses for these limited budgetary resources, if we are not able to compete successfully for these limited resources, our business may not grow as we expect, which could adversely impact our revenues and operating results.

The competitive landscape for our security solutions is evolving.

        The market for security solutions for university campuses, corporate campuses and transportation and key infrastructure centers includes a number of available options, such as video surveillance and increased human security presence, in addition to indoor gunshot detection companies with which we compete. Because there are several possible uses of funds for campus security needs, we may face increased challenges in demonstrating or distinguishing the benefits of SST SecureCampus and ShotSpotter SiteSecure, our security solutions. If we are unable to demonstrate the benefits of our security solutions, our business may not grow as we expect.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.

        To increase total customers and customer coverage areas and to achieve broader market acceptance of our solutions, we will need to expand our sales and marketing organization and increase our business development resources, including the vertical and geographic distribution of our sales force and our teams of account executives focused on new accounts and responsible for renewal and growth of existing accounts.

        Our business requires that our sales personnel have particular expertise and experience in working with law enforcement agencies, other government organizations and higher education institutions. We may not achieve revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel with appropriate experience, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

The nature of our business exposes us to inherent liability risks.

        Our solutions, including ShotSpotter Flex, SST SecureCampus and ShotSpotter SiteSecure, are designed to communicate real-time alerts of gunfire incidents to police officers and first responders. Due to the nature of such applications, we are potentially exposed to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. Although substantially all of our customer agreements contain provisions limiting our liability to our customers, we cannot be certain that these limitations will be enforced or that the costs of any litigation related to actual or alleged omissions or failures would not have a material adverse effect on us even if we prevail. Further, certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence, and we cannot assure you that we are adequately insured against the risks that we face.

The nature of our business may result in undesirable press coverage or other negative publicity.

        Our solutions are used to assist law enforcement and first responders in the event that gunfire is detected. Even when our solutions work as intended, the incidents detected by our solutions could lead to injury, loss of life and other negative outcomes, and such events are likely to receive negative publicity. If we fail to detect an incident, or if we detect an incident, such as a terrorist attack or active-shooter event, but the response time of law enforcement or first responders is not sufficiently quick to prevent injury, loss of life, property damage or other adverse outcomes, we may receive negative media attention.

        In addition, our solutions require that our customers monitor alerts and respond timely to notifications of gunshots. If our customers do not fully utilize our systems, we may be subject to criticism and unflattering media coverage regarding the effectiveness of our solutions and the cost of our solutions to our customers. Such negative publicity could have an adverse impact on new sales or renewals or expansions of coverage areas by existing customers, which would adversely impact our financial results and future prospects.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and results of operations.

        We may in the future experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions or capacity constraints due to a number of potential causes including technical failures, natural disasters or security attacks. If our security is compromised, our platform is unavailable or our users are unable to receive our alerts or otherwise communicate with our Incident Review Center, or IRC, within a reasonable amount of time or at all, our business could be negatively affected. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time.

        Our IRC is located in a single facility. Although the functions of our IRC can be performed remotely, any interruption or delay in service from our IRC, such as from a communications or power outage, could limit our ability deliver our solutions. In addition, it may become increasingly difficult to maintain and improve the performance of our solutions, especially during peak usage times as the capacity of our IRC operations reaches its limits. If there is an interruption or delay in service from our IRC and a gunshot is detected but not reviewed in the allotted time, our software will send an alert directly to our customers. These automatic notifications, without the benefit of review by our IRC, may be more likely to result in customers receiving a false positive alert, which could cause our customers to divert resources unnecessarily. As a result, we could experience a decline in customer satisfaction with our solutions and our reputation and growth prospects could be harmed.

        We expect to continue to make significant investments to maintain and improve the performance of our solutions. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business, operating results and financial condition may be adversely affected.

Real or perceived errors, failures or bugs in our software could adversely affect our operating results and growth prospects.

        Because our software is complex, undetected errors, failures or bugs may occur. Our software is often installed and used with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures of our software or other aspects of the computing environment into which it is deployed. In addition, deployment of our software into computing environments may expose undetected errors, compatibility issues, failures or bugs in our software. Despite our testing, errors, failures or bugs may not be found in our software until it is released to our customers. Moreover, our customers could incorrectly implement or inadvertently misuse our software, which could result in customer dissatisfaction and adversely impact the perceived utility of our products as well as our brand. Any of these real or perceived errors, compatibility issues, failures or bugs in our software could result in negative publicity, reputational harm, loss of or delay in market acceptance of our software, loss of competitive position or claims by customers for losses sustained by them. In any such event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to correct the problem. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions or delays in the use of our solutions, which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

Interruptions or delays in service from our third-party providers could impair our ability to make our solutions available to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

        We currently use third-party data center hosting facilities to host certain components of our solutions. Our operations depend, in part, on our third-party providers' abilities to protect these facilities against damage or interruption from natural disasters, power or communications failures, cyber incidents, criminal acts and similar events. In the event that any of our third-party facility arrangements is terminated, or if there is a lapse of service or damage to a facility, we could experience service interruptions in our solutions as well as delays and additional expenses in arranging new facilities and services. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, cyber incidents or other performance problems with our solutions could harm our reputation.

        Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our solutions. Despite precautions taken at our data centers, the occurrence of spikes in usage volume, natural disasters, cyber incidents, acts of terrorism, vandalism or sabotage, closure of a facility without adequate notice or other unanticipated problems could result in lengthy interruptions in the availability of our services. Problems faced by our third-party data center locations, with the network providers with whom they contract, or with the systems by which our communications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Interruptions in our services might cause us to issue refunds to customers and subject us to potential liability.

        Further, our insurance policies may not adequately compensate us for any losses that we may incur in the event of damage or interruption, and therefore the occurrence of any of the foregoing could subject us to liability, cause us to issue credits to customers or cause customers not to renew their subscriptions for our applications, any of which could materially adversely affect our business.

If our security measures or those of our customers or third-party providers are compromised, or if unauthorized access to the data of our customers is otherwise obtained, our solutions may be perceived as not being secure, our customers may be harmed and may curtail or cease their use of our solutions, our reputation may be damaged and we may incur significant liabilities.

        Our operations involve the storage and transmission of gunfire incident data, including date, time, address and GPS coordinates, occurring in our customer's coverage area. Security incidents, whether as a result of third-party action, employee or customer error, technology impairment or failure, malfeasance or criminal activity, could result in unauthorized access to, or loss or unauthorized disclosure of, this gunfire incident data, which could result in litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our customers and our business. Cyber incidents and malicious internet-based activity continue to increase generally, and providers of cloud-based services have been targeted. If third parties with whom we work, such as vendors or developers, violate applicable laws or our security policies, such violations may also put our gunfire incident data at risk and could in turn have an adverse effect on our business. In addition, such a violation could expose the locations of our sensors, including those sensors for which we obtained third-party consents that include confidentiality obligations. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because such techniques change frequently and often are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, third parties may increasingly seek to compromise our security controls or gain unauthorized access to customer data or other sensitive information. Further, because of the nature of the services that we provide to our customers, we may be a unique target for attacks.

        While we maintain general liability insurance coverage and coverage for errors or omissions, we cannot assure you that such coverage would be adequate or would otherwise protect us from liabilities or damages with respect to claims alleging compromise or loss of data, or that such coverage will continue to be available on acceptable terms or at all.

We rely on the cooperation of customers and third parties to permit us to install our ShotSpotter sensors on their facilities, and failure to obtain these rights could increase our costs or limit the effectiveness of our ShotSpotter Flex solution.

        Our ShotSpotter Flex solution requires us to deploy ShotSpotter sensors in our customer coverage areas, which typically entails the installation of approximately 15 to 20 sensors per square mile. The ShotSpotter sensors are mounted on city facilities and third-party buildings, and occasionally on city or utility-owned light poles, and installing the sensors requires the consent of the property owners, which can be time-consuming to obtain and can delay deployment. Generally, we do not pay a site license fee in order to install our sensors, and our contractual agreements with these facility owners provide them the right to revoke permission to use their facility with notice of generally 60 days.

        To the extent that required consents delay our ability to deploy our solutions or facility owners do not grant permission to use their facilities, revoke previously granted permissions, or require us to pay a site license fee in order to install our sensors, our business may be harmed. If we were required to pay a site license fee in order to install sensors, our deployment expenses would increase, which would impact our gross margins. If we cannot obtain a sufficient number of sensor mounting locations that are appropriately dispersed in a coverage area, the effectiveness of our ShotSpotter Flex solution would be limited, we may need to reduce the coverage area of the solution, or we may not be able to meet our service level requirements, any of which could result in customer dissatisfaction or have a material adverse impact on our reputation, our business and our financial results.

If we fail to offer high-quality customer support, our business and reputation may suffer.

        We offer customer support 24 hours a day, seven days a week, as well as training on best practices, forensic expertise and expert witness services. Providing these services requires that our personnel have specific experience, knowledge and expertise, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services or scale our services if our business grows. Increased customer demand for these services, without corresponding revenue, could increase our costs and harm our operating results. If we do not help our customers use applications within our solutions and provide effective ongoing support, our ability to sell additional applications to, or to retain, existing customers may suffer and our reputation with existing or potential customers may be harmed.

We rely on wireless carriers to provide access to wireless networks through which our acoustic sensors communicate with our cloud network and with which we provide our notification services to customers, and any interruption of such access would impair our business.

        We rely on wireless carriers, mainly AT&T and Verizon, to provide access to wireless networks for machine-to-machine data transmissions, which are an integral part of our services. Our wireless carriers may suspend wireless service to expand, maintain or improve their networks. Any suspension or other interruption of services would adversely affect our ability to provide our services to our customers and may adversely affect our reputation. Price increases by our wireless carriers or changes to existing contract terms could have a material adverse effect on our business, operating results and financial condition.

Our reliance on wireless carriers will require updates to our technology, and making such updates could result in disruptions in our service or increase our costs of operations.

        The majority of our installed ShotSpotter sensors use third-generation, or 3G, cellular communications and we will continue to deploy 3G enabled sensors in 2017. Certain wireless carriers have advised us that they will discontinue their 3G services in the future and our ShotSpotter sensors will not be able to transmit on these networks. We will have to upgrade the sensors that use 3G cellular communications at no additional cost to our customers prior to the discontinuation of 3G services, the timing of which is uncertain. These sensor replacements will require significant capital expenditures and may also divert management's attention and other important resources away from our customer service and sales efforts for new customers. We are currently developing a ShotSpotter sensor that will use fourth-generation (4G) Long-Term Evolution (LTE) wireless technology. In the future, we may not be able to successfully implement new technologies or adapt existing technologies to changing market demands. If we are unable to adapt timely to changing technologies, market conditions or customer preferences, our business, operating results and financial condition could be materially and adversely affected.

We rely on a limited number of suppliers and contract manufacturers, and our proprietary ShotSpotter sensors are manufactured by a single contract manufacturer.

        We rely on a limited number of suppliers and contract manufacturers. In particular, we use a single manufacturer, with which we have no long-term contract and from which we purchase on a purchase-order basis, to produce our proprietary ShotSpotter sensors. Our reliance on a sole contract manufacturer increases our risks since we do not currently have any alternative or replacement manufacturers, and we do not maintain a high volume of inventory. In the event of an interruption from a contract manufacturer, we may not be able to develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, these risks could materially and adversely affect our business if our contract manufacturer is impacted by a natural disaster or other interruption at a particular location because each of our contract manufacturers produces our products from a single location. Although our contract manufacturer has alternative manufacturing locations, transferring manufacturing to another location may result in significant delays in the availability of our sensors.

        Many of the key components used to manufacture our proprietary ShotSpotter sensors also come from limited or sole sources of supply. Our contract manufacturer generally purchases these components on our behalf, and we do not have any long-term arrangements with our suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly, and we or our suppliers may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to fill our orders in a timely manner.

        If we experience significantly increased demand, or if we need to replace an existing supplier or contract manufacturer, we may be unable to supplement or replace such supply or contract manufacturing on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. For example, for our ShotSpotter sensors, it may take a significant amount of time to identify a contract manufacturer that has the capability and resources to build the sensors to our specifications. Identifying suitable suppliers and contract manufacturers is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, the loss of any key supplier or contract manufacturer could adversely impact our business, operating results and financial condition.

Our solutions use third-party software and services that may be difficult to replace or cause errors or failures of our solutions that could lead to a loss of customers or harm to our reputation and our operating results.

        We license third-party software and depend on services from various third parties for use in our solutions. In the future, such software or services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of the software or services could result in decreased functionality of our solutions until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated, which could harm our business. In addition, any errors or defects in or failures of the third-party software or services could result in errors or defects in our solutions or cause our solutions to fail, which could harm our business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our customers or third-party providers that could harm our reputation and increase our operating costs.

        We will need to maintain our relationships with third-party software and service providers, and obtain from such providers software and services that do not contain any errors or defects. Any failure to do so could adversely impact our ability to deliver effective products to our customers and could harm our operating results.

If we do not or cannot maintain the compatibility of our platform with applications that our customers use, our business could suffer.

        Some of our customers choose to integrate our solutions with certain other systems used by our customers, such as real-time crime center platforms or computer-aided dispatch systems. The functionality and popularity of our solutions depend, in part, on our ability to integrate our solutions these systems. Providers of these systems may change the features of their technologies, restrict our access to their applications or alter the terms governing use of their applications in an adverse manner. Such changes could functionally limit or terminate our ability to use these technologies in conjunction with our solutions, which could negatively impact our customer service and harm our business. If we fail to integrate our solutions with applications that our customers use, we may not be able to offer the functionality that our customers need, and our customers may not renew their agreements, which would negatively impact our ability to generate revenues and adversely impact our business.

Concerns regarding privacy and government-sponsored surveillance may deter customers from purchasing our solutions.

        Private citizens have become increasingly sensitive to real or perceived government or third-party surveillance and may wrongly believe that our outdoor sensors, as acoustic devices installed in urban areas or public facilities, such as universities, allow customers to listen to private conversations and monitor private citizen activity. Our sensors are not designed for "live listening" and are triggered only on loud impulsive sounds that may likely be gunfire. However, perceived privacy concerns may result in negative media coverage and efforts by private citizens to persuade municipalities, educational institutions or other potential customers not to purchase our solutions for their communities, campuses or facilities. If customers choose not to purchase our solutions due to privacy concerns, then the market for our solutions may develop more slowly than we expect, or it may not achieve the growth potential we expect, any of which would adversely affect our business and financial results.

Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

        Our revenues and results of operations could vary significantly from quarter to quarter as a result of various factors, many of which are outside of our control, including:

    •
    the expansion of our customer base;

    •
    the renewal of subscription agreements with, and expansion of coverage areas by, existing customers;

    •
    the size, timing and terms of our sales to both existing and new customers;

    •
    the introduction of products or services that may compete with us for the limited funds available to our customers, and changes in the cost of such products or services;

    •
    changes in our customers' and potential customers' budgets;

    •
    our ability to control costs, including our operating expenses;

    •
    our ability to hire, train and maintain our direct sales force;

    •
    the timing of satisfying revenue recognition criteria in connection with initial deployment and renewals;

    •
    fluctuations in our effective tax rate; and

    •
    general economic and political conditions, both domestically and internationally.

        Any one of these or other factors discussed elsewhere in this prospectus may result in fluctuations in our revenues and operating results, meaning that quarter-to-quarter comparisons of our revenues, results of operations and cash flows may not necessarily be indicative of our future performance.

        Because of the fluctuations described above, our ability to forecast revenues is limited and we may not be able to accurately predict our future revenues or results of operations. In addition, we base our current and future expense levels on our operating plans and sales forecasts, and our operating expenses are expected to be relatively fixed in the short term. Accordingly, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet or exceed financial expectations for a given period.

Because we generally recognize our subscription revenues ratably over the term of our contract with a customer, fluctuations in sales will not be fully reflected in our operating results until future periods.

        Our revenues are primarily generated from subscriptions to our solutions. With the exception of a small number of legacy customers, our customers do not have the right to take possession of our equipment or software platform. Revenues from subscriptions to our software platform is recognized ratably over the subscription period beginning on the date that the subscription is made available to the customer, which we refer to as the "go-live" date. Revenues from additional fees such as set-up and training is recognized ratably over the estimated customer life beginning on the go-live date. Our agreements with our customers typically range from one to five years. As a result, much of the revenues that we report in each quarter are attributable to agreements entered into during previous quarters. Consequently, a decline in sales, customer renewals or market acceptance of our solutions in any one quarter would not necessarily be fully reflected in the revenues in that quarter, and would negatively affect our revenues and profitability in future quarters. This ratable revenue recognition also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as revenues from new customers generally are recognized over the applicable agreement term. Our subscription-based approach may result in uneven recognition of revenue.

        We recognize revenues over the term of a subscription agreement. Once we enter into a contract with a customer, there is a delay until we begin recognizing revenues while we survey the coverage areas, obtain any required consents for installation, and install and calibrate our sensors, which together can take up to several months or more. We begin recognizing revenues from a sale only when all of these steps are complete and the solution is live.

        While most of our customers elect to renew their subscription agreements following the expiration of a term, in some cases, they may not be able to obtain the proper approvals or funding to complete the renewal prior to such expiration. For these customers, we stop recognizing subscription revenues at the end of the current term, even though we may continue to provide services for a period of time while the renewal process is completed. Once the renewal is complete, we then recognize subscription revenues for the period between the expiration of the term of the agreement and the completion of the renewal process.

        Additionally, while we generally invoice for 50% of the contract cost upon a customer's go-live date, our cash flows may be volatile and will not match our revenue recognition.

        The variation in the timeline for deploying our solutions and completing renewals may result in fluctuations in our revenue, which could cause our results to differ from projections.

We are in the process of expanding our international operations, which exposes us to significant risks.

        We currently operate in a single location outside the United States. We are in the process of expanding our international operations to increase our revenues from customers outside of the United States as part of our growth strategy. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in the United States. In addition, we will need to invest time and resources in understanding the regulatory framework and political environments of our potential customers overseas in order to focus our sales efforts. Because such regulatory and political considerations are likely to vary across jurisdictions, this effort will require additional time and attention from our sales team and could lead to a sales cycle that is longer than our typical process for sales in the United States. We also may need to hire additional employees and otherwise invest in our international operations in order to reach new customers. Because of our limited experience with international operations as well as developing and managing sales in international markets, our international expansion efforts may not be successful.

        In addition, we will face risks in doing business internationally that could adversely affect our business, including:

    •
    the potential impact of currency exchange fluctuations;

    •
    the difficulty of staffing and managing international operations and the increased operations, travel, shipping and compliance costs associated with having customers in numerous international locations;

    •
    potentially greater difficulty collecting accounts receivable and longer payment cycles;

    •
    the availability of coverage by wireless carriers in international markets;

    •
    higher or more variable costs associated with wireless carriers and other service providers;

    •
    the need to offer customer support in various languages;

    •
    challenges in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

    •
    export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control;

    •
    compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act and United Kingdom Bribery Act of 2010;

    •
    tariffs and other non-tariff barriers, such as quotas and local content rules;

    •
    more limited protection for our intellectual property in some countries;

    •
    adverse or uncertain tax consequences as a result of international operations;

    •
    currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

    •
    restrictions on the transfer of funds;

    •
    deterioration of political relations between the United States and other countries; and

    •
    political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

        Also, we expect that due to costs related to our international expansion efforts and the increased cost of doing business internationally, we will incur higher costs to secure sales to international customers than the comparable costs for domestic customers. As a result, our financial results may fluctuate as we expand our operations and customer base worldwide.

        Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, operating results and financial condition.

We are dependent on the continued services and performance of our senior management and other key personnel, the loss of any of whom could adversely affect our business.

        Our future success depends in large part on the continued contributions of our senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our products, and our strategic direction. We also depend on the contributions of key technical personnel, some of whom are nearing retirement age and in the process of transferring relevant knowledge and expertise to other employees.

        We do not maintain "key person" insurance for any member of our senior management team or any of our other key employees. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key management personnel could significantly delay or prevent the achievement of our development and strategic objectives and adversely affect our business.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

        Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected.

        Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely affected.

We may be subject to additional obligations to collect and remit certain taxes, and we may be subject to tax liability for past activities, which could harm our business.

        State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time, particularly with respect to software-as-a-service products like our solutions. Further, these jurisdictions' rules regarding tax nexus are complex and vary significantly. If one or more jurisdictions were to assert that we have failed to collect taxes for sales of our solutions, we could face the possibility of tax assessments and audits. A successful assertion that we should be collecting additional sales, use, value added or other taxes in those jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities and related penalties for past sales or otherwise harm our business and operating results.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

        As of December 31, 2016, we had federal and state net operating loss carryforwards, or NOLs, of $75.7 million and $54.5 million, respectively, due to prior period losses, which expire in various years beginning in 2017 if not utilized. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. Additionally, state NOLs generated in one state cannot be used to offset income generated in another state. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

We may be subject to litigation for a variety of claims, which could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business.

        We may be subject to litigation for a variety of claims arising from our normal business activities. These may include claims, suits, and proceedings involving labor and employment, wage and hour, commercial and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

        Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, which may render it difficult or impossible for us to operate our business for some period of time. For example, our IRC and a data center that hosts some of our customer services are located in the San Francisco Bay Area, a region known for seismic activity. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and operating results, and harm our reputation. In addition, we may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business, operating results and financial condition. In addition, the facilities of significant vendors, including the manufacturer of our proprietary acoustic sensor, may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or material adverse effects on our business.

Changes in financial accounting standards may cause adverse and unexpected revenue fluctuations and impact our reported results of operations.

        A change in accounting standards or practices could harm our operating results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may harm our operating results or the way we conduct our business.

Proposed legislation that would ease restrictions on the purchase of suppressors could impact our business.

        Legislation known as the Hearing Protection Act, or the HPA, was recently introduced in the U.S. Congress. If adopted, the HPA would ease restrictions on the sale of suppressors designed to reduce the noise related to gunshots and ultimately could lead to increased use of gun suppressors in urban gun crime. While we believe that our technology would capture gunshots fired with a suppressor in some cases, widespread use of suppressors could impact the effectiveness of our solutions or require us to make potentially costly modifications to our technology, either of which could have an adverse impact on our business.

Risks Related to Our Intellectual Property

Failure to protect our intellectual property rights could adversely affect our business.

        Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or license under patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business might be adversely affected. However, defending our intellectual property rights might entail significant expenses. Any of our patent rights, copyrights, trademarks or other intellectual property rights may be challenged by others, weakened or invalidated through administrative process or litigation.

        As of March 21, 2017, we had 30 U.S. patents directed to our technologies, as well as one granted patent in Israel. We have patent applications pending for examination in the United States, Europe, Mexico and Brazil, but we cannot guarantee that these patent applications will be granted. We also license three other U.S. patents from one or more third parties. The patents that we own or those that we license from others (including those that may be issued in the future) may not provide us with any competitive advantages or may be challenged by third parties.

        Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain.

        Any patents that are issued may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the United States are typically not published until 18 months after their earliest priority date or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our software or technology.

        Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our software is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software), and mechanisms for enforcement of intellectual property rights may be inadequate. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the recent America Invents Act, or to the laws of other countries and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

        We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we endeavor to enter into non-disclosure agreements with our employees, licensees and others who may have access to this information, we cannot assure you that these agreements or other steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, third parties may independently develop technologies or products that compete with ours, and we may be unable to prevent this competition.

        We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results, financial condition and cash flows.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

        Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. We may have previously received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims.

        There may be third-party intellectual property rights, including issued or pending patents that cover significant aspects of our technologies or business methods. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software and may be unable to compete effectively. Any of these results would adversely affect our business, operating results, financial condition and cash flows.

If we are unable to protect our intellectual property, or if we infringe on the intellectual property rights of others, our business may be harmed.

        Our success depends in part on intellectual property rights to the services that we develop. We rely on a combination of contractual and intellectual property rights, including non-disclosure agreements, patents, trade secrets, copyrights and trademarks, to establish and protect our intellectual property rights in our names, services, innovations, methodologies and related technologies. If we lose intellectual property protection or the ability to secure intellectual property protection on any of our names, confidential information or technology, this could harm our business. Our intellectual property rights may not prevent competitors from independently developing services and methodologies similar to ours, and the steps we take might be inadequate to deter infringement or misappropriation of our intellectual property by competitors, former employees or other third parties, any of which could harm our business. We have registered patents and pending patent applications directed to our technology. We have registered trademarks in the United States that have various expiration dates unless renewed through customary processes. Our registered patents and/or trademark registrations may be unenforceable or ineffective in protecting our intellectual property. Most of our patents and pending patent applications have been filed only in the United States and are therefore not enforceable in countries outside of the United States. Our trademarks may be unenforceable in countries outside of the United States, which may adversely affect our ability to build our brand outside of the United States.

        Although we are not presently aware that our conduct of our business infringes on the intellectual property rights of others, third parties may nevertheless assert infringement claims against us in the future. We may be required to modify our products, services, internal systems or technologies, or obtain a license to permit our continued use of those rights. We may be unable to do so in a timely manner, or upon reasonable terms and conditions, which could harm our business. In addition, future litigation over these matters could result in substantial costs and resource diversion. Adverse determinations in any litigation or proceedings of this type could subject us to significant liabilities to third parties and could prevent us from using some of our services, internal systems or technologies.

Our use of open source software could subject us to possible litigation.

        A portion of our technologies incorporates open source software, and we expect to continue to incorporate open source software into our platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary technology platform may be uncertain. If we fail to comply with these licenses, then pursuant to the terms of these licenses, we may be subject to certain requirements, including requirements that we make available the source code for our software that incorporates the open source software. We cannot assure you that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our technology platform.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no prior market for our common stock. An active market may not develop or be sustainable and investors may not be able to resell their shares of common stock at or above the initial public offering price.

        There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following the completion of this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares of common stock in this offering.

        The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following the completion of this offering. In addition, we expect the market price of our common stock may be volatile for the foreseeable future. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the factors listed below and other factors described in this "Risk Factors" section:

    •
    actual or anticipated fluctuations in our operating results;

    •
    the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

    •
    failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

    •
    ratings changes by any securities analysts who follow our company;

    •
    changes in the availability of federal funding to support local law enforcement efforts, or local budgets;

    •
    announcements by us of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

    •
    changes in operating performance and stock market valuations of other software companies generally;

    •
    price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

    •
    changes in our board of directors or management;

    •
    sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

    •
    lawsuits threatened or filed against us;

    •
    short sales, hedging and other derivative transactions involving our capital stock;

    •
    general economic conditions in the United States and abroad; and

    •
    other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

        In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many software companies. Stock prices of many software companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results, financial condition and cash flows.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

        All of our executive officers, senior management and directors and substantially all of the holders of all of our capital stock are subject to lock-up agreements that restrict the stockholders' ability to transfer shares of our capital stock for 180 days from the date of this prospectus. Subject to certain exceptions, the lock-up agreements limit the number of shares of capital stock that may be sold immediately following this initial public offering. Subject to certain limitations, approximately            shares of common stock,             shares of common stock issuable upon exercise of options and

warrants, and            shares of common stock issuable upon conversion of outstanding preferred stock will become eligible for sale upon expiration of the 180-day lock-up period. The underwriters of this offering may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares of common stock prior to the expiration of the lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding immediately following the completion of this offering. Therefore, if you purchase shares of our common stock in this offering at an assumed initial public offering price of $            per share, you will experience immediate dilution of $            per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of December 31, 2016, after giving effect to the issuance of shares of our common stock in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock.

        In addition, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options and warrants are ultimately exercised, there will be further dilution to investors purchasing our common stock in this offering. In addition, if the underwriters exercise their option to purchase additional shares from us or if we issue additional equity securities, you will experience additional dilution.

If we are not able to comply with the applicable continued listing requirements or standards of the NASDAQ Capital Market, NASDAQ could delist our common stock.

        In conjunction with this offering we have applied to list our common stock on the NASDAQ Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders' equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares of common stock or change their opinion of our shares of common stock, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

        We currently intend to use the net proceeds to us from this offering primarily for debt repayment and general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds from this offering for the acquisition of, or strategic investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisition or investment. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase the value of our business, which could cause the price of our common stock to decline.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an "emerging growth company" for up to five years, although we will cease to be an "emerging growth company" upon the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities or (iv) the date on which we are deemed to be a "large accelerated filer" as defined in the Securities Exchange Act of 1934, or the Exchange Act. We cannot predict if investors will find our common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur substantial increased costs as a result of being a public company.

        As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Capital Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional corporate employees to comply with these requirements, we may need to hire more corporate employees in the future or engage outside consultants, which would increase our costs and expenses.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

        We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

        As a result of disclosure of information in this prospectus and in the filings that we will be required to make as a public company, our business, operating results and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If any such claims are successful, our business, operating results and financial condition could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, operating results and financial condition.

We do not intend to pay dividends for the foreseeable future.

        We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our executive officers, directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

        Following this offering, our directors, executive officers and holders of more than 5% of our common stock, all of whom are represented on our board of directors, together with their affiliates will beneficially own        % of the voting power of our outstanding capital stock. As a result, these stockholders will, immediately following this offering, be able to determine the outcome of matters submitted to our stockholders for approval. This ownership could affect the value of your shares of common stock by, for example, these stockholders electing to delay, defer or prevent a change in corporate control, merger, consolidation, takeover or other business combination. This concentration of ownership may also adversely affect the market price of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

        Provisions in our certificate of incorporation and bylaws, as will be amended and restated upon completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws will include provisions that:

    •
    establish a classified board of directors so that not all members of our board of directors are elected at one time;

    •
    permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

    •
    provide that directors may only be removed for cause;

    •
    require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

    •
    authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

    •
    eliminate the ability of our stockholders to call special meetings of stockholders;

    •
    prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

    •
    provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

    •
    establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

        In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits stockholders owning 15% or more of our outstanding voting stock from merging or otherwise combining with us for a period of three years following the date on which the stockholder became a 15% stockholder without the consent of our board of directors. These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management, and otherwise discourage management takeover attempts.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

        Pursuant to our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provision. The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "objective," "ongoing," "plan," "predict," "project," "potential," "should," "will," or "would," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

    •
    our ability to continue to increase revenue, secure renewals and expand coverage areas of existing public safety customers;

    •
    our ability to continue to add new customers for our public safety and security solutions;

    •
    the effects of increased competition as well as innovations by new and existing competitors in our market;

    •
    our ability to effectively manage or sustain our growth;

    •
    our ability to maintain, or strengthen awareness of, our solutions and our reputation;

    •
    potential acquisitions and integration of complementary business and technologies;

    •
    our expected use of proceeds;

    •
    perceived or actual integrity, reliability, quality or compatibility problems with our solutions, including those related to unscheduled downtime or outages;

    •
    statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;

    •
    our ability to attract and retain qualified employees and key personnel and further expand our overall headcount;

    •
    our ability to grow both domestically and internationally;

    •
    our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

    •
    our ability to maintain, protect and enhance our intellectual property;

    •
    costs associated with defending intellectual property infringement and other claims; and

    •
    the future trading prices of our common stock and the impact of securities analysts' reports on these prices.

        We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

        You should refer to the "Risk Factors" section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering. In addition, statements that state "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 INDUSTRY AND MARKET DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data sources involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

        Neither we nor the underwriters have independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

        The following reports described herein represent data, research opinions or viewpoints published as part of a syndicated subscription service by each of the respective publishers thereof and are not representations of fact. Such reports speak as of their respective original publication dates (and not as of the date of this prospectus) and the opinions expressed in such reports are subject to change without notice.

        The industry publications, reports, surveys and forecasts containing the market and industry data cited in this prospectus are provided below:

  1.
  American Journal of Medicine, "Violent Death Rates: The US Compared with Other High- Income OECD Countries," 2010.

  2.
  Mother Jones, "What Does Gun Violence Really Cost," May/June 2015 Issue.

  3.
  Urban Institute, "The Effects of Gun Violence on Local Economies," November 2016.

  4.
  Center for American Progress, "Economic Benefits of Reducing Violent Crime, a Case Study of 8 American Cities," Robert J. Shapiro and Kevin A. Hassett, June 2012.

  5.
  Federal Bureau of Investigation, Active Shooter Incidents in the United States in 2014 and 2015.

  6.
  Federal Bureau of Investigation, A Study of Active Shooter Incidents in the United States between 2000 and 2013.

  7.
  Everytown For Gun Safety Action Fund, Analysis of School Shootings, January 1, 2013 through December 31, 2015.

  8.
  Federal Aviation Administration, Passenger Board and All Cargo Data, 2015.

  9.
  Brookings Institute, "Gun Violence in Major U.S. Cities Is Massively Underreported," Jillian B. Carr and Jennifer L. Doleac, April 2016.

        For some statistical information provided in this prospectus, we rely on data provided by the FBI's Uniform Crime Reporting (UCR) Program, the Bureau of Labor Statistics' Census of Fatal Occupational Injuries Data and the National Center for Educational Statistics.

 USE OF PROCEEDS

        We estimate that the net proceeds from our issuance and sale of                        shares of our common stock in this offering will be approximately $             million, based upon an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares of common stock we are offering. A 1,000,000 share increase or decrease in the number of shares of common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial price to the public remains the same, and after deducting underwriting discounts and commissions payable by us. We do not expect that a change by these amounts in the initial offering price to the public or the number of shares of common stock offered by us would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

        The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and facilitate our future access to the capital markets. Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we expect to use the net proceeds from this offering for working capital and other general corporate purposes, including investments in sales and marketing in the United States and internationally and in research and development. We also intend to use up to $             million of the net proceeds to pay all of the outstanding principal and interest under our debt facility with Orix Growth Capital, LLC, formerly known as Orix Ventures LLC, which bears interest at the greater of: (i) the average prime rate in effect during each month or (ii) the average three-month LIBOR rate during such month, plus 2.5% per annum, plus 7.5% with a minimum rate of 11%. The terms of the debt facility are more fully described in "Management Discussion and Analysis of Financial Condition and Results of Operations." We may also use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, although we do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes.

        The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short-and intermediate-term, interest-bearing, investment-grade securities.

 DIVIDEND POLICY

        We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our board of directors may deem relevant. We are subject to covenants under our debt arrangement that place restrictions on our ability to pay dividends.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to (1) the automatic conversion of all outstanding shares of preferred stock into 4,689,753 shares of common stock immediately prior to the completion of this offering, (2) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and (3) the reclassification of the convertible preferred stock warrant liability into additional paid-in capital immediately prior to the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect the sale by us of                        shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after using $             million of the net proceeds to pay all of the outstanding principal and interest under our debt facility with Orix Growth Capital, LLC.

        You should read the information in this table together with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2016
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$3,865	$3,865	$

Notes payable, current and non-current	$11,679	$11,679	$

Convertible preferred stock warrant liability	$1,875	$—	$

Convertible preferred stock:
Series B-1 convertible preferred stock, $0.005 par value, 4,773,000 shares authorized, 3,848,023 shares outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$22,075	—		—
Series A-2 convertible preferred stock, $0.005 par value, 1,177,000 shares authorized, 1,176,423 shares outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$20,000	—		—

Stockholders' deficit:
Preferred stock, $0.005 par value, no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.005 par value, 8,000,000 shares authorized and 1,616,996 shares issued and outstanding, actual; 6,306,749 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	$8	$32	$
Additional paid-in capital	$30,403	$74,329	$
Accumulated deficit	$(87,615)	$(87,615)	$
Accumulated other comprehensive loss	$(2)	$(2)

Total stockholders' deficit	$(57,206)	$(13,256)	$

Total capitalization	$(1,577)	$(1,577)	$

(1)
The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering to be determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' deficit and total capitalization by approximately $             million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' deficit and total capitalization by approximately $             million, assuming the assumed initial public offering price remains the same, after deducting the estimated underwriting discounts and commissions.

        The number of shares of common stock that will be outstanding after this offering is based on 6,306,749 shares of common stock outstanding as of December 31, 2016, and excludes as of such date:

  •
  1,130,141 shares of common stock issuable upon the exercise of outstanding stock options pursuant to our 2005 Plan at a weighted-average exercise price of $0.8571 per share;

  •
  680,027 shares of common stock issuable upon the exercise of outstanding warrants at an weighted-average exercise price of $4.5527 per share, which warrants, prior to the completion of this offering, are exercisable to purchase shares of our Series B-1 preferred stock;

  •
  76,704 shares of common stock issuable upon the exercise of the March 2017 Warrant, which, prior to completion of this offering, is exercisable to purchase shares of our Series B-1 preferred stock;

  •
  192,808 shares of common stock issuable upon the exercise of stock options granted after December 31, 2016 under our 2005 Plan at a weighted-average exercise price of $3.06 per share;

  •
               shares of common stock issuable upon exercise of warrants issuable to the underwriters in this offering, which will have an exercise price equal to 120% of the price per share at which the shares offered hereby are sold;

  •
  197,356 shares of common stock reserved for future issuance under our 2005 Plan, which shares will cease to become available for future issuance at the time our 2017 Plan becomes effective in connection with this offering;

  •
              shares of common stock to be reserved for future issuance under our 2017 Plan, which will become effective in connection with this offering, and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

  •
              shares of common stock to be reserved for issuance under our ESPP, which will become effective in connection with this offering, and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

 DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

        Our historical net tangible book value as of December 31, 2016 was $(15.2) million, or $(9.40) per share of common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2016.

        Our pro forma net tangible book value as of December 31, 2016 was $             million, or $            per share of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2016, after giving effect to the conversion of all of our outstanding shares of our preferred stock into an aggregate of 4,689,753 shares of common stock immediately prior to the closing of this offering.

        Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of (1) the sale of            shares of common stock in this offering at an assumed initial public offering price of                        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (2) the use of $             million in net proceeds to repay our debt facility with Orix Growth Capital, LLC. Our pro forma as adjusted net tangible book value as of December 31, 2016 was             million, or $            per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders.

        The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share			$
Historical net tangible book value per share as of December 31, 2016		$(9.40)
Increase per share attributable to the pro forma transactions described above	$
Pro forma net tangible book value per share as of December 31, 2016	$
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering			$

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering			$

        The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering to be determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the pro forma as adjusted net tangible book value per share by approximately $            , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share by approximately $            , assuming the assumed initial public offering price remains the same, after deducting the estimated underwriting discounts and commissions.

        The following table summarizes as of December 31, 2016, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by investors purchasing our common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Total Consideration
Shares Purchased
Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing Investors
New Investors
Total

        The number of shares that will be outstanding after this offering is based on 6,306,749 shares of common stock outstanding as of December 31, 2016, and excludes as of such date:

    •
    1,130,141 shares of common stock issuable upon the exercise of outstanding stock options pursuant to our 2005 Plan at a weighted-average exercise price of $0.8571 per share;

    •
    680,027 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.5527 per share, which warrants, prior to the completion of this offering, are exercisable to purchase shares of our Series B-1 preferred stock;

    •
    76,704 shares of common stock issuable upon the exercise of the March 2017 Warrant, which, prior to completion of this offering, is exercisable to purchase shares of our Series B-1 preferred stock;

    •
    192,808 shares of common stock issuable upon the exercise of stock options granted after December 31, 2016 under our 2005 Plan at a weighted-average exercise price of $3.06 per share;

    •
                shares of common stock issuable upon exercise of warrants issuable to the underwriters in this offering, which will have an exercise price equal to 120% of the price per share at which the shares offered hereby are sold;

    •
    197,356 shares of common stock reserved for future issuance under our 2005 Plan, which shares will cease to become available for future issuance at the time our 2017 Plan becomes effective in connection with this offering;

    •
                shares of common stock to be reserved for future issuance under our 2017 Plan, which will become effective in connection with this offering, and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

    •
                shares of common stock to be reserved for issuance under our ESPP, which will become effective in connection with this offering, and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

        To the extent that options or warrants are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read together with our consolidated financial statements and related notes, as well as the information found under the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,
	2015	2016
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	$11,791	$15,507
Cost of revenues(1)	8,304	9,549

	3,487	5,958

Operating expenses:
Sales and marketing(1)	3,841	4,475
Research and development(1)	3,359	4,093
General and administrative(1)	1,807	2,362

Total operating expenses	9,007	10,930

Loss from operations	(5,520)	(4,972)

Other expense:
Interest expense, net	(643)	(1,317)
Remeasurement from convertible preferred stock warrant liability	—	(524)
Other expense, net	(28)	(47)

Net loss	$(6,191)	$(6,860)

Net loss per share:
Basic and diluted	$(3.99)	$(4.28)

Weighted average common shares used to compute net loss per share:
Basic and diluted	1,552,780	1,602,402

Pro forma net loss per share (unaudited):
Basic and diluted(2)		$(1.09)

Pro forma weighted average common shares outstanding (unaudited):
Basic and diluted(2)		6,292,155

(1)
Includes stock-based compensation expense and depreciation and amortization expense as follows:

	Year Ended December 31,
	2015	2016
	(in thousands)
Stock-based compensation expense:
Cost of revenues	$13	$11
Sales and marketing	13	7
Research and development	32	18
General and administrative	79	47

Total stock-based compensation expense	$137	$83

Depreciation and amortization expense:
Cost of revenues	$2,125	$2,462
Sales and marketing	40	31
Research and development	53	39
General and administrative	46	19

Total depreciation and amortization expense	$2,264	$2,551

(2)
Pro forma basic and diluted net loss per share represents net loss divided by the pro forma weighted-average common shares outstanding. Pro forma weighted-average shares outstanding reflects the conversion of all outstanding shares of common stock and convertible preferred stock into common stock as though the conversion had occurred on the last day of the relevant period. See Note 10 to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

	As of December 31,
	2015	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,124	$3,865
Accounts receivable	$2,666	$2,410
Deferred revenue, current and non-current	$9,756	$13,975
Working capital	$(2,415)	$(8,353)
Notes payable, current and non-current	$9,565	$11,679
Convertible preferred stock warrant liability	$1,351	$1,875
Total stockholders' deficit	$50,452	$57,206

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are the leader in gunshot detection solutions that help law enforcement officials and security personnel deter and prevent gun violence. We offer our software solutions on a SaaS-based subscription model to customers around the world. Our public safety solution, ShotSpotter Flex, is deployed in urban, high-crime areas to help deter gun violence by accurately detecting and locating gunshots and sending near real-time alerts to law enforcement. Our security solutions, SST SecureCampus and ShotSpotter SiteSecure, are designed to help law enforcement and security personnel serving universities, corporate campuses and key infrastructure or transportation centers mitigate risk and enhance security by notifying authorities and first responders of an active-shooter event almost immediately. The speed and accuracy of our solutions enable rapid response by law enforcement and security personnel, increase the chances of apprehending the shooter, aid in evidentiary collection and serve as an overall deterrent.

        Our solutions consist of our highly-specialized, cloud-based software integrated with proprietary, internet-enabled sensors and communication networks. When a potential gunfire incident is detected by our sensors, our software precisely locates where the incident occurred. An alert containing critical information about the incident is transmitted directly to law enforcement or security personnel through any computer and to iPhone® or Android mobile devices.

        Historically, we sold our public safety solution, ShotSpotter Flex, on a perpetual software license basis. In 2011, we transitioned our business model to sell this solution on a subscription basis. We generate annual subscription revenues from the deployment of our public safety solution on a per-square-mile basis. As of December 31, 2016, we had 69 public safety customers with coverage areas of approximately 440 square miles in more than 85 cities and municipalities across the United States, including four of the ten largest cities. In 2014, we began selling two security solutions, SST SecureCampus and ShotSpotter SiteSecure, which are typically sold on a subscription basis, each with a customized deployment plan. As of December 31, 2016, we had six security customers covering seven higher-education campuses, of which three had their solutions fully deployed.

        We intend to drive growth in our business by continuing to build on our position as a leading provider of gunshot detection solutions through acceleration of our acquisition of new customers, increasing the coverage area expansions of our existing customers, and expanding our international footprint.

        We believe there is significant opportunity to grow our international footprint. We intend to invest in sales and marketing efforts in order to increase our brand and awareness of our solutions in logical markets in Europe, Central America, the Caribbean, South America and southern Africa.

        We enter into subscription agreements on a term basis that typically range from one to five years in duration, with the majority having a contract term of one year. Substantially all of our sales are to governmental agencies and universities which often undertake a prolonged contract evaluation process that affects the size or the timing of our sales contracts and may likewise increase our customer acquisition costs. Likewise, governmental agencies also often undertake an extended process to renew their contracts which can take anywhere from four months to over a year past the initial contract expiration date. This extended renewal process for governmental agencies may result in fluctuations in our revenues. For example, many of our contracts come due for renewal on December 31 and June 30 of each contract year. Therefore, we typically experience a cyclical reduction in first-quarter and third-quarter revenues, and a corresponding recapture of those revenues in the subsequent quarters due to renewals that are not executed until after the end of these respective periods. For a discussion of the risks associated with our sales cycle, see risks entitled "Our sales cycle can be unpredictable, time-consuming and costly, and our inability to successfully complete sales could harm our business" and "Because we generally recognize our subscription revenues ratably over the term of our contract with a customer, fluctuations in sales will not be fully reflected in our operating results until future periods" in the Risk Factors section included in this prospectus.

        We rely on a limited number of suppliers and contract manufacturers to produce components of our solutions. We have no long-term contracts with these manufacturers and purchase from them on a purchase-order basis. Our outsourced manufacturers generally procure the components directly from third-party suppliers. Our contract manufacturers handle fulfillment and shipment of our products, but do not hold inventory. Although we use a limited number of suppliers and contract manufacturers, we believe that we could find alternate suppliers or manufacturers if circumstances required us to do so, in part because a significant portion of the components required by our solutions is available off the shelf. For a discussion of the risks associated with our limited number of suppliers, see risk entitled "We rely on a limited number of suppliers and contract manufacturers, and our proprietary ShotSpotter sensors are manufactured by a single contract manufacturer" in the Risk Factors section included in this prospectus.

        We generated revenues of $11.8 million and $15.5 million for the years ended December 31, 2015 and 2016, respectively, a year-over-year increase of 32%. For 2015 and 2016, revenues from our ShotSpotter Flex public safety solution were approximately 98% of total revenues. While we intend to continue to devote resources to increase sales of our SST SecureCampus and ShotSpotter SiteSecure Solutions, we expect that revenues from our ShotSpotter Flex solution will continue to comprise a majority of our revenues going forward. For the year ended December 31, 2016, our two largest customers, the City of New York and the Puerto Rico Housing Administration, each accounted for 12% of our total revenues.

        We have not yet achieved profitability and had net losses of $6.2 million and $6.9 million for the years ended December 31, 2015 and 2016, respectively. Our accumulated deficit was $80.8 million and $87.6 million as of December 31, 2015 and 2016, respectively.

Key Business Metrics

        We focus primarily on two key business metrics in order to measure our operational performance and inform strategic decisions. The key business metrics presented below are calculated using internal data and may be calculated in a manner different than similar metrics used by other companies.

	Year Ended December 31,
	2015	2016
Revenue retention rate	112%	127%
Sales and marketing spend per $1.00 of new annualized contract value	$0.37	$0.28

Revenue Retention Rate

        We calculate our revenue retention rate for a period by dividing the (a) total revenues for such period from those customers who were customers during the corresponding prior period by (b) the total revenues from all customers in the corresponding prior period. For the purposes of calculating our revenue retention rate, we count as customers all entities with which we had contracts in the applicable period. We focus on our revenue retention rate because we believe that this metric provides insight into revenue related to and retention of existing customers. If our revenue retention rate for a period exceeds 100%, as it did in the periods presented above, this indicates a low churn and means that the revenues retained during the period, including customer expansions, more than offset the revenues that we lost from customers that did not renew their contracts during the period.

Sales and Marketing Spend per $1.00 of New Annualized Contract Value

        We calculate sales and marketing spend as the total sales and marketing expense during a period divided by the first 12 months of contract value for contracts entered into during the same period. We measure sales and marketing spend on an annual basis. We use this metric to measure the efficiency of our sales and marketing operations in acquiring customers, renewing customer contracts and expanding their coverage areas.

Components of Results of Operations

Presentation of Financial Statements

        Our consolidated financial statements include the accounts of our wholly owned South African subsidiary, ShotSpotter (Pty) Ltd. All intercompany balances and transactions have been eliminated in consolidation.

Revenues

        We derive substantially all of our revenues from subscription services. We recognize subscription fees ratably, on a straight-line basis, over the term of the subscription, which for new customers is typically initially one to five years in length. Customer contracts include one-time set-up fees for the set-up of our sensors in the customer's coverage areas, training and third-party integration licenses. These set-up fees are recognized ratably, on a straight-line basis, over the estimated customer life of five years.

        We generally invoice customers for 50% of the total contract value when the contract is fully executed and for the remaining 50% when the subscription service is operational and ready to go live – that is, when the customer has acknowledged the completion of all the deliverables in the signed customer acceptance form. All fees billed in advance of services being delivered are recorded as deferred revenue. For our public safety solution, our pricing model is based on a per-square-mile basis. For our security solutions, our pricing model is on a customized-site basis. As a result of our process for invoicing contracts and renewals upon execution, our cash flow from operations and accounts receivable can fluctuate due to timing of contract execution and timing of deployment.

        We generally invoice subscription service renewals for 100% of the total contract value when the renewal contract is executed. Renewal fees are recognized ratably over the term of the renewal, which is typically one year. While most of our customers elect to renew their agreements, in some cases, they may not be able to obtain the proper approvals or funding to complete the renewal prior to expiration. For these customers, we stop recognizing subscription revenues at the end of the current contract term, even though we may continue to provide services for a period of time until the renewal process is completed. Once the renewal is complete, we then recognize subscription revenues for the period between the expiration of the term of the agreement and the completion of the renewal process in the month in which the renewal is executed.

Cost of Revenues

        Cost of revenues primarily includes depreciation expense associated with capitalized customer acoustic sensor networks, communication expenses, costs related to hosting our service application, costs related to operating our IRC, providing remote and on-site customer support and maintenance and forensic services, certain personnel and related costs of operations, stock-based compensation and allocated overhead, which includes IT, facility and equipment depreciation costs.

        In the near term, we expect our cost of revenues to increase in absolute dollars to the extent our installed base increases, but decrease as a percentage of revenues because certain of our costs of revenues are fixed and do not need to increase commensurate with increases in revenues. In addition, depreciation expense associated with deployed equipment is recognized only over the first five years of a customer contract.

Operating Expenses

        Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Salaries, bonuses, stock-based compensation expense and other personnel costs are the most significant components of each of these expense categories. We include stock-based compensation expense incurred in connection with the grant of stock options to the applicable operating expense category based on the equity award recipient's functional area.

        We are focused on executing on our growth strategy. As a result, in the near term we expect our total operating expenses to increase in absolute dollars as we incur additional expenses due to growth and as a result of operating as a public company. Although our operating expenses will fluctuate, we expect that over time, they will generally decrease as a percentage of revenues.

Sales and Marketing

        Sales and marketing expenses primarily consist of personnel-related costs attributable to our sales and marketing personnel, commissions earned by our sales personnel, marketing expenses for trade shows, conferences and conventions, consulting fees, travel and facility-related costs and allocated overhead.

        In the near term, we expect our sales and marketing expenses to increase in absolute dollars primarily due to planned growth in our sales and marketing organization. This growth will include adding sales and marketing personnel and expanding our marketing activities to continue to generate additional leads. Sales and marketing expense may fluctuate from quarter to quarter based on the timing of commission expense, marketing campaigns and tradeshows.

Research and Development

        Research and development expenses primarily consist of personnel-related costs attributable to our research and development personnel, consulting fees and allocated overhead. We have devoted our product development efforts primarily to develop new lower-cost sensor hardware, develop new features including a mobile application, improve functionality of our solutions and adapt to new technologies or changes to existing technologies.

        In the near term, we expect our research and development expenses to increase in absolute dollars as we increase our research and development headcount to further strengthen our software and invest in the development of our service.

General and Administrative

        General and administrative expenses primarily consist of personnel-related costs attributable to our executive, finance, and administrative personnel, legal, accounting and other professional services fees, other corporate expenses and allocated overhead. We have recently incurred additional expenses due to expanding our operations and preparing to become and operate as a public company, and will continue to incur additional expenses associated with being a public company, including increased personnel, legal, insurance and accounting expenses, and the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act and other regulations.

        In the near term, we expect our general and administrative expenses to increase significantly in absolute dollars as we grow our business, support our operations as a public company and increase our headcount.

Other Expense, Net

        Other expense, net, consists primarily of interest expense on our outstanding debt, and gains and losses from the remeasurement of our convertible preferred stock warrant liability. The convertible preferred stock warrant liability will be classified as additional paid-in capital upon the completion of a public offering as the warrants will be exercisable for common stock, and will no longer be remeasured at each balance sheet date.

Results of Operations

        The following table sets forth our selected consolidated statements of operations data:

					Change
		As a % of Revenue		As a % of Revenue
	2015		2016		$	%
	(dollars in thousands)
Revenues	$11,791	100	$15,507	100	$3,716	32
Cost of revenues	8,304	70	9,549	62	1,245	15

Gross profit	3,487	30	5,958	38	2,471	71
Operating expenses:
Sales and marketing	3,841	33	4,475	29	634	17
Research and development	3,359	28	4,093	26	734	22
General and administrative	1,807	15	2,362	15	555	31

Total operating expenses	9,007	76	10,930	70	1,923	21

Loss from operations	(5,520)	(47)	(4,972)	(32)	548	(10)
Other expense, net	(671)	(6)	(1,888)	(12)	(1,217)	181

Net loss	$(6,191)	(53)	$(6,860)	(44)	$(669)	11

Comparison of Years Ended December 31, 2015 and 2016

Revenues

        The 2016 increase in revenues of $3.7 million was attributable to $2.2 million from expansions of existing customer coverage areas, $1.0 million of new customer solutions that went live during the period, and $1.0 million related primarily to revenues from customer solutions that went live in 2015 and for which we recognized a full year of revenues in 2016, offset by a decrease from existing customers of $0.3 million, due to non-renewing and late-renewing customers.

Cost of Revenues

        The 2016 increase in cost of revenues of $1.2 million was attributable to a $0.5 million increase in salaries, benefits and bonuses, a $0.4 million increase in operating costs, which includes costs incurred in providing remote and on-site customer support and maintenance services, communication expenses, infrastructure hosting for our service application and costs related to operating our IRC, and $0.3 million in increased depreciation expense for property and equipment related to customer installations.

        Gross margin percentage for 2016 increased eight percentage points as certain cost of revenues are fixed and do not need to increase commensurate with revenues.

Operating Expenses

Sales and Marketing Expense

        The 2016 increase in sales and marketing expense of $0.6 million consisted of $0.3 million in sales commissions, $0.2 million in salaries, benefits and bonuses, partly due to an increase in headcount, and $0.2 million in expenses for trade shows, conventions and conferences, and promotion costs.

Research and Development Expense

        The 2016 increase in research and development expense of $0.7 million was primarily due to a $0.3 million increase in salaries, benefits and bonuses for research and development personnel, and a $0.4 million increase in consulting fees related to the development of our mobile applications and next-generation outdoor and indoor sensors.

General and Administrative Expense

        The 2016 increase in general and administrative expense of $0.6 million was primarily due to a $0.3 million increase in salaries, benefits and bonuses due to an increase in headcount, and a $0.2 million in professional fees consisting primarily of consulting and legal fees.

Other Expense, Net

        The 2016 increase in other expense, net, of $1.2 million was attributable to an increase in interest expense due under our term loan of $0.7 million as a result of the additional $2 million borrowed in 2016. In 2016, we also recognized a full year of interest expense for the $10 million term note that we executed in 2015. The 2016 increase was also attributable to a $0.5 million loss on the remeasurement of the convertible preferred stock warrant liability. See Note 7 of our consolidated financial statements included elsewhere in this prospectus for information regarding the term notes.

Quarterly Results of Operations

        The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the eight quarters in the two-year period ended December 31, 2016. We have prepared the quarterly financial data on the same basis as the audited consolidated financial statements included in this prospectus. In our opinion, the quarterly financial data reflects all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This quarterly financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016
	(in thousands)
Revenues	$2,605	$2,841	$3,008	$3,337	$3,044	$3,935	$3,977	$4,551
Cost of revenues	1,929	1,973	2,309	2,093	2,197	2,434	2,400	2,518

Gross profit	676	868	699	1,244	847	1,501	1,577	2,033
Operating expenses:
Sales and marketing	881	903	1,006	1,051	1,001	1,335	1,098	1,041
Research and development	837	827	877	818	1,148	1,038	1,007	900
General and administrative	422	468	471	446	548	558	568	688

Total operating expenses	2,140	2,198	2,354	2,315	2,697	2,931	2,673	2,629

Operating loss	(1,464)	(1,330)	(1,655)	(1,071)	(1,850)	(1,430)	(1,096)	(596)
Other expense, net	(81)	(89)	(98)	(403)	(309)	(868)	(700)	(11)

Net loss	$(1,545)	$(1,419)	$(1,753)	$(1,474)	$(2,159)	$(2,298)	$(1,796)	$(607)

        The sequential increases in our quarterly revenues were due primarily to new customer deployments and expansions of existing customer coverage areas that were deployed during the period. The decrease in revenues in the first quarter of 2016 from the fourth quarter of 2015 and the relatively flat revenue change between the second and third quarters of 2016 are primarily due to the cyclical reduction in first-quarter and third-quarter revenues that we experience as a result of renewal delays.

        Our operating expenses generally have increased sequentially for the periods presented due primarily to increases in headcount and other related expenses to support our growth. We anticipate our operating expenses will continue to increase in absolute dollars as we invest in the long-term growth of our business. Our gross profit has increased sequentially for the periods presented due primarily to greater growth in revenues than expenses.

Liquidity and Capital Resources

Sources of Funds

        To date, we have financed our operations primarily through net proceeds from the sale of equity, debt financing arrangements and cash from operating activities. Our principal source of liquidity is cash and cash equivalents totaling $3.9 million as of December 31, 2016.

Use of Funds

        Our historical uses of cash have primarily consisted of cash used for operating activities, such as expansion of our sales and marketing operations, research and development activities and other working capital needs, and cash used in investing activities, such as property and equipment expenditures to install infrastructure in customer cities in order to deliver our solutions.

Credit Facilities

        In November 2014, we entered into a loan and security agreement with East West Bank for general working capital purposes. The agreement allowed for borrowings of up to $3 million under a term note, and up to $7 million under a line of credit. Borrowings under the term note bore interest of 5.75% (prime rate of 3.25%, plus 2.5%), with interest-only payments for 12 months, followed by 24 equal monthly installments of principal and interest. The line of credit allowed for borrowings up to the multiple equal to three times the current and contracted monthly recurring revenues and bore interest of 4.75% (prime rate of 3.25% plus 1.5%). In September 2015, we repaid the term note and line of credit in full with a portion of the borrowings under the Orix Loan Agreement described below, and the facility was terminated.

        We are party to a Loan and Security Agreement with Orix Growth Capital, LLC, or the Orix Loan Agreement, which we use for general working capital purposes. The Orix Loan Agreement allows us to borrow up to $15.0 million under a term note. Borrowings bear interest at the greater of: (i) the average prime rate in effect during each month or (ii) the average three-month LIBOR rate during such month, plus 2.5% per annum, plus 7.5% with a minimum rate of 11% and with interest only payments for 12 months, followed by 36 equal monthly installments of principal and interest. The weighted-average interest rates in effect for the years ended December 31, 2015 and 2016 was 11%. At December 31, 2015 and 2016, outstanding borrowings under the term note were $10 million and $12 million, respectively. In March 2017, we borrowed an additional $1.5 million. The remaining $1.5 million will be available for borrowing upon the achievement of certain recurring revenue metrics.

        We are also subject to certain financial covenants including: (1) attaining certain minimum recurring revenues; (2) maintain a minimum amount of unrestricted cash in deposit ($1.0 million until September 30, 2017, and at $1.5 million at all times thereafter); and (3) maintain no more than $250,000 in cash in foreign bank accounts.

        Borrowings under the Orix Loan Agreement are secured by substantially all of the assets of the company and mature in October 2020.

        The Orix Loan Agreement contains various negative covenants agreed to by us relating to mergers and business combinations, the acquisition or transfer of our assets outside of the ordinary course of business and liens and collateral relationships involving company assets. In addition, these covenants limit our ability to incur indebtedness, make loans, invest in or secure the obligations of other parties, pay or declare dividends, make distributions with respect to the company's securities, redeem outstanding shares of the company's stock, create subsidiaries, materially change the nature of our business, enter into related party transactions or reincorporate, reorganize or dissolve the company.

        Certain events would cause us to be in default under the terms of the Orix Loan Agreement. For example, if we breach any warranty, representation, statement, or report made and delivered to Orix Growth Capital, LLC or fail to pay principal premium, any interest payment, or any other monetary obligation under the agreement within three business days after the date due, we would be in default. Our failure to comply with certain additional duties, including insurance requirements, reports, information rights and negative covenants or failure to prevent the levy, assessment, attachment, lien, seizure or encumbrance on all or part of the loan's collateral, such failure would cause a default under the Orix Loan Agreement. Other events of default include a breach of any material contract or obligation that could reasonably be expected to cause a material adverse change, a change in control of the company, our dissolution, termination or insolvency, any material adverse change or a failure by us or our subsidiary to pay debts as they come due.

        We have incurred cumulative losses of $87.6 million from our operations through December 31, 2016 and expect to incur additional losses in the future. We believe that our existing sources of liquidity, including additional term debt available with Orix Growth Capital, LLC, in the aggregate amount of $3.0 million, will be sufficient to fund our operations for at least the next 12 months. However, our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and rate of expansion of our sales and marketing activities, and the timing and extent of our spending to support our research and development efforts. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing, which may not be available on acceptable terms, if at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

Cash Flows

        The following table presents a summary of our cash flows for the years ended December 31, 2015 and 2016:

	Year Ended December 31,
	2015	2016
	(in thousands)
Net cash provided by (used in):
Cash (used in) provided by operating activities	$(3,503)	$2,257
Cash used in investing activities	(2,180)	(4,554)
Cash provided by financing activities	8,646	2,008

Net change in cash and cash equivalents	$2,963	$(289)

        As of December 31, 2016, $0.6 million in cash was held by our consolidated foreign subsidiary. We intend to use $0.5 million of these funds to pay our U.S. parent company for services delivered in the year ended December 31, 2016 under an intercompany license agreement, and $0.1 million for foreign operations.

Operating Activities

        For standard customer deployments, we typically achieve cash-flow breakeven, on a direct variable cost-basis, in less than a year from the date of execution of the contract. Our net loss and cash flows provided by operating activities are significantly influenced by our increase in headcount to support our growth, sales and marketing expenses, and our ability to bill and collect in a timely manner. Our net loss has been significantly greater than our use of cash for operating activities due to the inclusion of non-cash expenses and charges.

        Operating activities provided $2.3 million in 2016, primarily from $5.8 million in cash provided as a result of changes in operating assets and liabilities, and non-cash changes aggregating $3.3 million which was offset by our net loss of $6.9 million. Specifically, we recognized non-cash charges aggregating $2.6 million for depreciation and amortization of tangible and intangible assets, $0.1 million in amortization of debt issuance costs and $0.1 million in stock-based compensation. The change in operating assets and liabilities reflected a $4.2 million increase in deferred revenue as a result of new customer contracts, and $1.0 million increase in accrued liabilities, primarily due to bonus accruals as part of the bonus incentive plan implemented in 2016.

        Operating activities used $3.5 million in 2015, primarily from our net loss of $6.2 million, which was offset by $2.6 million of non-cash charges. Specifically, we recognized non-cash charges aggregating $2.3 million for depreciation and amortization of tangible and intangible assets, $0.1 million in amortization of debt issuance costs, $0.1 million in stock based compensation.

Investing Activities

        Our investing activities consist primarily of capital expenditures to install our solutions in customer coverage areas, purchases of property and equipment, and investment in intangible assets.

        Investing activities used $4.6 million in cash in 2016, primarily for property and equipment expenditures to install our solutions in customer coverage areas, of which approximately $2.0 million relates to solutions that will be deployed in 2017.

        Investing activities used $2.2 million in cash in 2015, primarily for property and equipment expenditures to install our solutions in customer coverage areas.

Financing Activities

        Cash generated by financing activities includes borrowings under our term loans and proceeds from the sale of preferred stock. Cash used in financing activities includes repayments of debt under our credit facilities.

        Financing activities provided $2.0 million in cash in 2016, primarily from proceeds from our term loan of $2.0 million.

        Financing activities provided $8.6 million in cash in 2015, primarily from proceeds from our Orix Loan Agreement of $10.0 million, proceeds from our East West Bank line of credit of $1.9 million, and $2.0 million in net proceeds from issuance of convertible preferred stock, offset by repayment of $3.1 million on our East West Bank term note and $1.9 million on our East West Bank line of credit.

Contractual Obligations and Commitments

        The following table summarizes our commitments to settle contractual obligations as of December 31, 2016:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Debt obligation(1)	$2,026	$13,217	$—	$—	$15,243
Operating lease(2)	266	1,039	305	—	1,610

	$2,292	$14,256	$305	$—	$16,853

(1)
Debt obligation consists of principal and interest payments on our Orix Loan Agreement, but excludes unamortized debt issuance costs of $0.3 million. For more information regarding the Orix Loan Agreement, see Note 7 to our consolidated financial statements included elsewhere in this prospectus.
(2)
Operating lease payments include total future minimum rent payments under non-cancelable operating lease agreement as described in Note 14 to our consolidated financial statements included elsewhere in this prospectus.

        The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts. The table does not include purchase obligations that we can cancel without a significant penalty. These purchase obligations are cancellable at any time, however, we may be required to pay costs incurred through the cancellation date. Historically, we have rarely cancelled these agreements.

Off-Balance Sheet Arrangements

        During the years ended December 31, 2015 and 2016, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles, or GAAP. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See Note 3 to our consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies.

        Revenue Recognition – We recognize revenues in accordance with ASC 605, Revenue Recognition, and, accordingly, when: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the sales price is fixed or determinable; and (iv) collection of the related receivable is reasonably assured. These criteria are met when the subscription service is fully operational and ready to go live; that is, when the customer has acknowledged the completion of all the deliverables in the signed acceptance form. The contractual terms of the subscription contracts are generally one to five years. Additionally, if an agreement contains non-standard acceptance or requires non-standard performance criteria to be met, we defer revenues until revenue recognition conditions are satisfied. We assess whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability of an arrangement based on a number of factors, including past collection history with the customer and creditworthiness of the customer. Our contracts are typically non-cancelable without cause.

        We derive revenues from contracts with multiple deliverables, primarily from fees from the sale of subscriptions in which gunshot data generated by our sensors and software is provided to customers through a cloud-based hosting application for a specified term. These service arrangements do not provide the customer with the right to take possession of the hardware or software at any time. Therefore, these arrangements are treated as service agreements, and such arrangements are accounted for as subscriptions. Our contracts with customers include the delivery of setup services, which includes the setup of our sensors in the customer's coverage areas and other services including training and third-party integration licenses. We have concluded that setup fees do not meet the criteria to be accounted as separate units of accounting because such setup services do not have value on a standalone basis from the subscription service. These setup fees are recognized ratably, on a straight-line basis, over the estimated customer life of five years. If a customer declines to renew its subscription prior to the end of five years, then the remaining setup fees are immediately recognized.

        Our subscription service revenues are primarily based upon contractual terms for the services involved, which are recognized on a ratable basis over the term of the contract beginning with the month in which the subscription service is fully operational, and ready to go live.

        We generally invoice customers for 50% of the total contract value when the contract is signed and for the remaining 50% when the subscription service is fully operational, and ready to go live. All revenues billed in advance of services being delivered are recorded in deferred revenue. For our public safety solution, our pricing model is based on an annual per-square-mile basis. For our security solutions, our pricing model is based on a customized deployment plan.

        Deferred Revenue – Deferred revenue consists substantially of amounts billed or payments received in advance of revenue recognition from our subscription services, as described above. Once all revenue recognition criteria have been met, the deferred revenue is recognized. The current portion of deferred revenue represents the unearned revenues that have been collected in advance that will be earned and recognized within 12 months of the balance sheet date. Correspondingly, long-term deferred revenue represents the unearned revenues that will be earned after 12 months from the balance sheet date.

        Convertible Preferred Stock Warrant Liability – Warrants to purchase shares of convertible preferred stock are classified as liabilities on the consolidated balance sheet at fair value upon issuance because the underlying shares of convertible preferred stock are redeemable at the option of the holders upon the occurrence of certain deemed liquidation events considered not solely within our control, which may therefore obligate us to transfer assets at some point in the future. The convertible preferred stock warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized as a component of other expense, net in the consolidated statement of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise of expiration of the warrants, or the completion of a deemed liquidation event. At that time, the convertible preferred stock warrant liability will be reclassified into convertible preferred stock or additional paid-in capital, as applicable. We use management judgment to estimate the fair value of these warrants, and these estimates could differ significantly in the future. The convertible preferred stock warrant liabilities will increase or decrease each period based on the fluctuations of the fair value of the underlying security.

        Stock-Based Compensation – We recognize stock-based compensation expense for stock-based compensation awards granted to our employees, directors, and consultants that can be settled in shares of our common stock. Compensation expense for stock-based compensation awards granted is based on the grant date fair value estimate for each award as determined by our board of directors. We recognize these compensation costs on a straight-line basis over the requisite service period of the award, which is generally four years.

        We estimate the fair value of stock-based compensation awards at the date of grant using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and are freely transferable. The fair values generated by the model may not be indicative of the actual fair values of our awards as it does not consider other factors important to those stock-based payment awards, such as continued employment, periodic vesting requirements and limited transferability.

        Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, the expected term of the options, our expected stock price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

          Fair value of our common stock – We estimate the fair value of our common stock because our stock was not publicly traded prior to our initial public offering, as discussed in "Common Stock Valuations" below. Upon the completion of our initial public offering, our common stock will be valued by reference to the publicly-traded price of our common stock.

          Expected term – The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we use the simplified method to compute expected term, which represents the weighted-average of the time-to-vesting and the contractual life.

          Risk-free interest rate – The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

          Expected volatility – As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in our industry peers' common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

          Expected dividend yield – We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

        In addition to the assumptions and variables used in the Black-Scholes option pricing model above, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. The amount of stock option expense we recognize in our consolidated statements of operations does not include an estimate of stock option forfeitures, as such forfeitures were estimated to be immaterial. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness not applying a forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Using an estimated forfeiture rate, and changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

        If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

        The fair value of stock option grants is set forth below and was determined using Black-Scholes option pricing model with the following assumptions:

	Year Ended
	December 31, 2015	December 31, 2016
Fair value of common stock	$0.85	$0.85 - $3.06
Expected term (in years)	2 - 10	2 - 10
Risk-free interest rate	0.75% - 2.10%	0.75% - 1.77%
Expected volatility	55%	55%
Expected dividend yield	— %	— %

Common Stock Valuation

        The fair value of the common stock underlying our stock options is determined by our board of directors, which intended that all options granted have an exercise price that is not less than the estimated fair market value of a share of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair market value of our common stock as of the date of each option grant, including the following factors:

    •
    contemporaneous third-party valuations performed at periodic intervals by a valuation firm;

    •
    the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

    •
    the purchases of shares of preferred stock by unaffiliated venture capital firms;

    •
    actual operating and financial performance and forecasts;

    •
    present value of forecasted future cash flows;

    •
    the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;

    •
    any adjustment necessary to recognize a lack of marketability for our common stock;

    •
    the market performance of comparable publicly traded technology companies;

    •
    the U.S. and global capital market conditions;

    •
    our stage of development; and

    •
    industry information such as market size and growth and our competitive position in the market.

        We granted the following stock option awards between January 1, 2015 and the date of this prospectus:

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share of Common Stock	Common Stock Fair Value Per Share at Grant Date
March 27, 2017	90,633	$3.06	$3.06
March 13, 2017	102,175	$3.06	$3.06
October 25, 2016	6,474	$3.06	$3.06
July 19, 2016	118,238	$1.70	$1.70
March 31, 2016	2,353	$0.85	$0.85
February 2, 2016	145,704	$0.85	$0.85
December 7, 2015	9,414	$0.85	$0.85
October 28, 2015	25,001	$0.85	$0.85
September 16, 2015	77,653	$0.85	$0.85

        Based upon the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of December 31, 2016 was approximately $       million, of which approximately $     million related to vested options and approximately $    million related to unvested options.

        In valuing our common stock, our board of directors determined the equity value of our business generally using either the prior sale of company stock approach or the income approach valuation methods.

        The prior sale of company stock approach estimates value by considering any prior arm's length sales of the company's equity. When considering prior sales of the company's equity, the valuation considers the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale, and the financial condition of the company at the time of the sale.

        The income approach estimates value based on the expectation of future cash flows that a company will generate, such as cash earnings, cost savings, tax deductions and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived based on an analysis of the cost of capital of comparable publicly traded companies in similar lines of business, as of each valuation date, and is adjusted to reflect the risks inherent in our cash flows. In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability due to being a private company.

        Once an equity value was determined, we utilized the option pricing method, or OPM, or used a hybrid method to allocate the total value of equity to various shares classes, which is a probability weighted expected return method, or PWERM, that incorporates the use of an OPM.

        The OPM treats common stock and convertible preferred stock as call options on a company's enterprise value with exercise prices based on the liquidation preferences of the convertible preferred stock. The OPM prices the call option using the Black-Scholes model. The OPM is used when the range of possible future outcomes is difficult to predict.

        The PWERM relies on a forward-looking analysis to predict the possible future value of a company. Under this method, discrete future outcomes, including an initial public offering, or IPO, and non-IPO scenarios, are weighted based on the estimated the probability of each scenario. The PWERM is used when discrete future outcomes can be predicted with reasonable certainty based on a probability distribution.

        The hybrid method is generally preferred for a company expecting a liquidity event in the near future but where, due to market or other factors, the form of a liquidity event under one or more scenarios is uncertain. In the application of the hybrid method, we weighted scenarios under which the company would complete its public offering or a sale to allocate the value of equity under a near-term liquidity scenario and the OPM to allocate the value of equity under a long-term liquidity scenario. The equity values relied upon in the different scenarios within PWERM were based on (1) the weighted average indications of the enterprise value using the discounted cash flow method, which is an income approach, and (2) our expectation of the pre-money valuation that we needed to achieve to consider an IPO as a viable scenario.

Recently Adopted Accounting Pronouncements

        In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern. ASU 2014-15 provides guidance around management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. We adopted ASU 2015-15 in the fourth quarter of fiscal 2016 on a retrospective basis.

        In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 provides guidance regarding financial statement presentation of debt issuance costs related to recognized debt liability. The guidance states that debt issuance costs related to a recognized debt liability shall be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with that of debt discounts. We adopted this ASU in the first quarter of fiscal 2016, with retroactive application. The adoption of this ASU did not have any impact on our consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. We have elected to early adopt ASU 2015-17 as of the beginning of the fourth quarter ended December 31, 2015 on a prospective basis. There is no impact to our consolidated balance sheet amounts as a result of early adoption.

Recently Issued Accounting Pronouncements

        In May 2014, FASB issued ASC Topic 606, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers that reflects the consideration to which the entity expects to be entitled to in exchange for those goods and services. The standard will replace most existing revenue recognition guidance under GAAP. Topic 606 is effective for us as of January 1, 2018, and permits the use of either a retrospective or cumulative effect transition method. Our preliminary assessment is that there are no material changes in the timing and amount of the recognition of revenue for our service arrangements, under the new standard. This preliminary assessment is based on our analysis that the subscription and setup services included in our contractual arrangements are not distinct in the context of the subscription contract as they are considered highly interrelated and represent a single combined performance obligation that should be recognized ratably over time. The actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms which may vary in some instances. While we are continuing to assess all potential impacts of the new standard, we believe the most significant impact relates to the capitalization of sales commissions. We believe we are following an appropriate timeline for adoption of the new standard.

        In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which provides targeted improvements to the recognition, measurement, presentation and disclosure of financial assets and financial liabilities. Specific accounting areas addressed include equity investments and financial liabilities reported under the fair value option and valuation allowance assessment resulting from unrealized losses on available-for-sale securities. The ASU also changes certain presentation and disclosure requirements for financial instruments. The ASU is to be applied by means of a cumulative effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. This ASU is effective for us as of January 1, 2018. Early adoption, with certain exceptions, is not permitted. We are currently evaluating the effect this ASU will have on our consolidated financial statements.

        In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases. This standard requires all entities that lease assets with terms of more than 12 months to capitalize the assets and related liabilities on the balance sheet. The standard is effective for us as of January 1, 2019 and requires the use of a modified retrospective transition approach for its adoption. We are currently evaluating the effect ASU 2016-02 will have on our consolidated financial statements and related disclosures. We expect the asset leased under our headquarters office operating lease will be capitalized on the balance sheet upon the adoption of ASU 2016-02.

        In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which require all excess tax benefits and tax deficiencies associated with share-based payments to be recognized as income tax expense or income tax benefit, respectively, rather than as additional paid-in capital. The amendments also increase the amount an employer can withhold in order to cover income taxes on awards, allows companies to recognize forfeitures of awards as they occur, and requires companies to present excess tax benefits from stock-based compensation as an operating activity in the statement of cash flows rather than as a financing activity. The method of adoption varies with the different aspects of the ASU. The ASU is effective for us as of January 1, 2017. We do not expect adoption of this ASU to have any impact on our consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, addressing eight specific cash flow issues in an effort to reduce diversity in practice. The ASU is effective for us as of January 1, 2018. Early adoption is permitted. We are currently evaluating the effect this ASU will have on our consolidated financial statements.

        In October 2016, the FASB issued ASU 2016-16, Inter-Entity Transfers of Assets Other Than Inventory. The guidance requires entities to recognize the income tax impact of an intra-entity sale or transfer of an asset other than inventory when the sale or transfer occurs, rather than when the asset has been sold to an outside party. The guidance will require a modified retrospective application with a cumulative catch-up adjustment to opening retained earnings. The ASU is effective for us as of January 1, 2018. Early adoption is permitted. We are currently evaluating the effect this ASU will have on our consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for us as of January 1, 2018. Early adoption is permitted, including adoption in an interim period as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued or made available for issuance. We are currently evaluating the effect this ASU will have on our consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

        Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation.

Interest Rate Risk

        We are exposed to interest rate risk in the ordinary course of our business. Our cash includes cash in readily available checking and money market accounts. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. Additionally, the interest rate on our notes payable loan is fixed and not subject to changes in market interest rates.

        We had cash of $3.9 million as of December 31, 2016, which consists entirely of bank deposits. To date, fluctuations in interest income have not been significant. We also had total outstanding debt subject to interest rate risk of $11.7 million, net of debt issuance costs, as of December 31, 2016, which is due within four years. Amounts outstanding under our term note bear interest each month at an interest rate per annum equal to the greater of (a) the average prime rate in effect during the month, or (b) the average three-month LIBOR rate during such month, plus 2.50% per annum, plus 7.5%, with a minimum rate of 11%. As of December 31, 2016, the interest rate was 11.25%. We monitor our cost of borrowing under our credit facility, taking into account our funding requirements, and our expectation for short-term rates in the future.

        We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Although our credit facility and term loan have variable interest rates, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

Foreign Currency Exchange Risk

        We have foreign currency risks related to our revenues and operating expenses denominated in currencies other than our functional currency, the U.S. dollar, principally the South African Rand. Movements in foreign currencies in which we transact business could significantly affect future net earnings. For example, if the average value of the South African Rand had been 10% higher relative to the U.S. dollar during 2016, it would not have resulted in a significant impact to our results of operations for the year ended December 31, 2016. We did not have any foreign currency risk prior to 2016. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in foreign currency rate.

Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

JOBS Act Transition Period

        In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

        We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.0 billion or

(c) in which we are deemed to be a "large accelerated filer" under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

BUSINESS

Overview

        We are the leader in gunshot detection solutions that help law enforcement officials and security personnel identify, locate and deter gun violence. We offer our software solutions on a SaaS-based subscription model to customers around the world. Our public safety solution, ShotSpotter Flex, is deployed in urban, high-crime areas to help deter gun violence by accurately detecting and locating gunshots and sending near real-time alerts to law enforcement. Our security solutions, SST SecureCampus and ShotSpotter SiteSecure, are designed to help law enforcement and security personnel serving universities, corporate campuses and key infrastructure and transportation centers mitigate risk and enhance security by notifying authorities and first responders of an active-shooter event almost immediately. The speed and accuracy of our solutions enable rapid response by law enforcement and security personnel, increase the chances of apprehending the shooter, aid in evidentiary collection and serve as an overall deterrent.

        Our solutions consist of our highly-specialized, cloud-based software integrated with our proprietary, internet-enabled sensors and communication networks. When a potential gunfire incident is detected by our sensors, our software analyzes and validates the data and precisely locates where the incident occurred. An alert containing a location on a map and critical information about the incident is transmitted directly to law enforcement or security personnel through any computer and to iPhone® or Android mobile devices.

        For gunshots occurring outdoors, our software transmits the validated sensor data along with a recorded digital file of the triggering sound to our Incident Review Center, or IRC, where our trained acoustic experts are on duty 24 hours a day, seven days a week, 365 days a year to screen and confirm genuine gunfire incidents. Our acoustic experts supplement alerts with additional tactical information, such as the potential presence of multiple shooters or the use of high-capacity weapons. For outdoor gunshot incidents reviewed by our IRC, alerts are typically sent within 45 seconds of the gunfire incident. For gunshots occurring indoors, our solutions are designed to automatically alert security personnel within ten seconds.

        Historically, we sold our public safety solution, ShotSpotter Flex, on a perpetual software license basis. In 2011, we transitioned our business model to sell this solution on a subscription basis. We generate annual subscription revenues from the deployment of our public safety solution on a per-square-mile basis. As of December 31, 2016, we had 69 public safety customers with coverage areas of approximately 440 square miles in more than 85 cities and municipalities across the United States, including four of the ten largest cities. In 2014, we began selling two security solutions, SST SecureCampus and ShotSpotter SiteSecure, which are typically sold on a subscription basis, each with a customized deployment plan. As of December 31, 2016, we had six security customers covering seven higher-education campuses, of which three had their solutions fully deployed.

        Our mission is to help prevent and reduce the societal costs of gun violence in order to create safer and more vibrant communities. Our inspiration comes from one of our founders, Dr. Bob Showen, who believes that the highest and best use of technology is to promote social good. We are committed to developing comprehensive, respectful and engaged partnerships with law enforcement agencies, elected officials and communities focused on making a positive difference in our society.

Industry Background: The Problem of Gun Violence

        According to the Federal Bureau of Investigation, or the FBI, an estimated 1.2 million violent crimes occurred in the United States in 2015. Of those violent crimes, it is estimated that guns were used in approximately 330,000 incidents, including 71.5% of murders, 40.8% of robberies and 24.2% of aggravated assaults. A March 2016 report published by The American Journal of Medicine stated that the gun homicide rate in the United States is more than 25 times the average of other high-income countries.

        There is a staggering economic cost associated with gun violence. A 2015 study commissioned by Mother Jones, an independent news organization, found that gun violence costs the American economy at least $229 billion every year, inclusive of $8.6 billion in direct expenses such as for emergency and medical care.

The Challenge of Urban Gun-Related Crime

        The majority of urban gunfire goes unreported. A report published by The Brookings Institute analyzing data collected from our public safety solution and our customers suggests that approximately 90% of the gunshots detected by our public safety solution are not reported to 911 by citizens. Even in the instances when 911 calls are made, the information reported by the caller is often incomplete or inaccurate as to the time and location of the gunshot. Furthermore, in many cases it is often difficult for the caller to authenticate the incident as gunfire. In addition, we believe that in communities plagued by gun violence, there is often a lack of trust between the community's residents and its police force, which can exacerbate the underreporting of gunfire and create a vicious cycle of underreporting, lack of response, and increased mistrust due to continued unaddressed gun violence in the community. When gunfire is not reported or is reported inaccurately law enforcement and medical personnel cannot address injuries nor effectively investigate and solve related crimes or prevent future incidents.

        The communities in which gun violence occurs suffer significant economic loss. A 2016 report by the Urban Institute, which studied the effect of gun violence in Minneapolis, Minnesota, Oakland, California and Washington, D.C., noted that the perceived risk of gun violence imposed heavy social, psychological and monetary damages in communities, including in the forms of fewer jobs and lower economic vitality. The study concluded:

    •
    In Minneapolis, one fewer gun homicide in a given year was statistically associated with the creation of 80 jobs and an additional $9.4 million in sales across all business establishments in the next year.

    •
    In Oakland, every additional gun homicide in a given year was statistically associated with five fewer job opportunities in contracting businesses in the next year.

    •
    In Washington, D.C., every additional gun homicide in a given year was statistically associated with two fewer retail and service establishments the next year.

        In addition, several studies have suggested that property values are inversely correlated with violent crime. For example, the Center for American Progress conducted a study of changes in homicide incidents and housing prices in Boston, Massachusetts; Seattle, Washington; Chicago, Illinois; Philadelphia, Pennsylvania and Milwaukee, Wisconsin and found that a reduction in a given year of one homicide in a ZIP code causes a 1.5% increase in housing values in that same ZIP code the following year.

The Rise of Active-Shooter Events

        In addition to the problem of localized, persistent gun violence, over the past several years there has been an increasing number of high-profile mass shootings and terror events. According to a 2016 report by the FBI, the number of active-shooter events in the United States in 2014 and 2015 was among the highest for any two-year average period in the preceding 16 years and nearly six times as many as the period between 2000 and 2001, the first two years that the FBI began tracking active-

shooter events. The following examples of active-shooter events, which occurred between 2012 and 2017, resulted in an aggregate of 94 deaths and 143 non-fatal gunshot injuries:

    •
    a movie theater in Aurora, Colorado;

    •
    a community college in Santa Monica, California;

    •
    a church in Charleston, South Carolina;

    •
    an office building in San Bernardino, California;

    •
    a nightclub in Orlando, Florida; and

    •
    an airport in Fort Lauderdale, Florida.

        According to a study by Everytown Research, there have been over 200 school shootings in the United States since 2013, with 47% of such shootings occurring on a college or university campus between 2013 and 2015. In 2015, there were 64 school shooting incidents, an increase of 71% since 2013. School shootings from 2013 through 2015 resulted in 59 deaths and 124 non-fatal gunshot injuries.

        In addition, recent tragedies around the country have called attention to workplace violence in the United States. The Census of Fatal Occupational Injuries report published in 2016 by the Bureau of Labor Statistics showed that in 2015, a total of 417 workplace homicides took place, of which 354, or 83.9%, involved the use of a gun. Of these 354 homicides, 294 took place in private sector workplaces.

        Unlike gunfire incidents occurring in high-crime areas, active-shooter events often result in a high volume of telephone reports to 911. However, each caller may provide inaccurate, untimely or incomplete information, causing confusion or delays in first responders' ability to react quickly and accurately. Response time is critical as nearly 70% of active-shooter events last five minutes or less with over one third ending in two minutes or less according to a study conducted by the FBI of active-shooter events.

        Due to an increase in the number and profile of active-shooter events, certain large insurance underwriters such as Lloyd's of London have begun introducing active-shooter insurance. This insurance would help to cover liabilities associated with an active-shooter event. We believe that the emergence of a market for active-shooter insurance underscores an increased awareness of and demand for solutions like ours.

Our Market

        We believe there is significant demand for advanced gunfire detection and location notification solutions that accurately and quickly report instances of gunfire occurring both outdoors and indoors, based on two primary use cases:

    •
    public safety — for domestic and international law enforcement serving communities plagued by persistent, localized gun violence, in order to identify, locate and deter gun violence; and

    •
    security — for law enforcement and security personnel serving universities, corporate campuses, key infrastructure, transportation centers and other areas in which authorities desire to prepare for and mitigate risks related to an active-shooter event.

        Based on data from the 2015 FBI Uniform Crime Report, we estimate that the domestic market for our public safety solution consists of the approximately 1,400 cities that had four or more homicides per 100,000 residents in 2015. The Uniform Crime Report includes information reported directly to the FBI on a voluntary basis by 18,000 city, university and college, county, state, tribal and federal law enforcement agencies. We estimate that a customer in this market could invest an average of approximately $400,000 per year for our public safety solution.

        Outside of the United States, we estimate that the market for our public safety solution includes approximately 200 cities in the European Union, Central America, the Caribbean, South America and southern Africa that have at least 500,000 residents. We estimate that a customer in this market could invest an average of approximately $750,000 per year for our public safety solution.

        Based on data made available by the National Center for Education Statistics and the Federal Aviation Administration, we believe that the domestic market for our security solutions includes approximately 5,000 college campuses and airports. We estimate that, on average, a customer in this market could invest approximately $100,000 per year for one of our security solutions. In addition, we believe that there exists a broader market for our security solutions that includes college campuses and airports outside of the United States as well as large corporate campuses, train stations and other highly-trafficked areas worldwide.

The ShotSpotter Solutions

        Our solutions consist of our highly-specialized, cloud-based software integrated with our proprietary, internet-enabled sensors and connected through third-party communication networks. We brand our solutions based on particular use cases and target customers as follows:

    •
    ShotSpotter Flex.  ShotSpotter Flex, our outdoor public safety solution, serves cities and municipalities seeking to identify, locate and deter persistent, localized gun violence by incorporating a real-time gunshot detection system into their policing systems.

    •
    SST SecureCampus.  SST SecureCampus integrates our indoor and outdoor solutions in order to help the law enforcement and security personnel serving universities, colleges and other educational institutions mitigate risk and enhance security by notifying authorities and first responders of an active-shooter event almost immediately.

    •
    ShotSpotter SiteSecure.  ShotSpotter SiteSecure integrates our indoor and outdoor solutions for customers, such as corporations trying to safeguard their facilities and public agencies focused on protecting critical infrastructure, including train stations and airports.

        When a potential gunfire incident is detected by our sensors, our software uses quantitative computational analysis and artificial intelligence methods to precisely locate and classify the sound. A digital alert containing map and location information about the incident is transmitted directly to law enforcement or security personnel through any computer and to iPhone® or Android mobile devices.

        For gunshots occurring outdoors, our software transmits the validated sensor data along with a recorded digital file of the triggering sound to our IRC, where our trained acoustic experts are on duty 24 hours a day, seven days a week, 365 days a year to screen and confirm actual gunfire incidents. Our acoustic experts can supplement alerts with additional tactical information, such as the potential presence of multiple shooters or the use of high-capacity weapons. For outdoor gunshot incidents reviewed by our IRC, alerts are typically sent within 45 seconds of the gunfire incident. For gunshots occurring indoors, our solutions are designed to automatically alert security personnel within ten seconds.

        The key features of our solutions are:

    •
    Comprehensive Coverage.  We believe that we sell the only public safety solution that provides comprehensive outdoor coverage for gunshot detection over large and complex geographies. Our outdoor acoustic sensors are strategically placed in an array of 15-20 sensors per square mile and can easily be expanded to cover any size area. In addition to providing acoustic surveillance over wide areas, our solutions operate on a continuous basis – 24 hours a day, seven days a week, 365 days a year – to provide immediate notification of gunfire at any time of day.

    •
    Real-Time, Precise Alerts.  Our solutions typically notify users within seconds of a gunshot, providing data on the time and location of the shooting and the number of shots fired. An alert is sent depicting a dot on a map that corresponds to a specific address or latitudinal and longitudinal coordinates (in the case of outdoor gunshots) or a floor plan (in the case of indoor gunshots). In addition, when shots are fired outside, our alerts provide valuable additional information about the scene of the incident, such as the potential presence of multiple shooters or the use of fully automatic and high-capacity weapons. This enhanced tactical awareness can help protect first responders in dangerous and unpredictable situations.

    •
    Forensically-Sound Data.  Because our outdoor solutions provide an exact time, location and audio recording of a gunshot, we are able to provide authorities with critical evidence for investigations and prosecutions. Our detailed forensic reports, or DFRs, provide law enforcement and prosecutors with detailed, court-admissible audio and incident analyses. We also offer expert testimony to review details of the DFRs and technical expertise regarding our technology. In 2016, we completed 445 DFRs for outdoor gunshot incidents, and our evidence was requested for use in approximately 80 federal and state cases, including 28 trials in which we provided testimony.

    •
    Annual Subscription to a Cloud-Based Solution.  We provide our solutions as an annual subscription-based service in which we design, deploy, own, manage and maintain the acoustic sensors, host the software and gunshot data and operate our IRC with trained acoustic experts.

        The key benefits provided by these features include:

    •
    Expedited Response to Gunfire.  In 2016, we issued more than 80,000 gunshot alerts to our customers. In areas where gun violence is persistent, we believe most gunshots are not otherwise reported. Even when calls are made, many callers are unable to provide a location of the gunshot or other relevant details. Human response time to unfolding violence often delays calls for several minutes in circumstances where response time can be critical. By contrast, our solutions typically alert emergency dispatch centers and field personnel within 45 seconds of confirmed gunfire and provide an exact location, enabling them to respond faster and to a specific location. In the case of shots fired outdoors, our solutions provide additional information, such as the potential presence of multiple shooters or the use of automatic or high-capacity weapons. Such information is intended to enhance the responders' tactical awareness and increase their safety. The ability to respond more quickly increases the chances of apprehending the shooter and assisting victims of violence, in addition to aiding in evidentiary collection.

    •
    Prevention and Deterrence of Gun Violence.  We believe increasing the speed and accuracy of law enforcement responses to gunfire can act as a long-term deterrent that can decrease the overall prevalence of gunfire. We also believe that knowledge of the existence of our solutions may have a deterrent effect on localized gun violence. When elected officials and law enforcement have an enhanced awareness of gun violence activity and patterns, they have tools to facilitate a rapid response time to gunfire incidents and improve relations between law enforcement and these communities, potentially increasing crime reporting and community cooperation with investigations, which can result in greater apprehension of perpetrators and deterrence.

    •
    Improved Community Relations and Collaboration.  We believe that persistent gun violence limits the ability of police and other community leaders to serve their constituents and improve their communities. Many metropolitan areas struggle to establish and foster a cooperative and trusting relationship between their police forces and the communities they serve. Our public safety solution provides cities with the ability to react quickly to gun violence, thus providing the ability to improve their responses and residents' perception of their responses. This provides our customers with the opportunity to foster improved community relations and collaboration with their residents.

    •
    No Need to Buy and Maintain a Complex Technology Infrastructure.  By delivering our solution as a cloud- and subscription-based service, our customers do not need to design, install or maintain their own complex infrastructure or hire or train acoustic experts to continuously manage such a solution.

    •
    Integration Capability.  We can customize the integration of our solutions with existing customer systems, including video management systems, computer-aided dispatch, records management systems, video analytics, automated license plate number readers, camera management systems, crime analysis and statistics packages (including COMPSTAT software), and common operating picture software. Interfacing with our alerts can enhance the effectiveness of these customer tools by providing information such as precise latitude and longitude (geolocation), timestamps, incident audio and situational context. For example, police in Minneapolis, Minnesota used our alerts to trigger video recordings of certain key intersections in high crime areas and capture the image of a suspect fleeing the scene of a shooting. Similarly, in Boston, Massachusetts, police correlate our data with surveillance cameras and parolee ankle bracelet tracking data to monitor parolees who may be violating parole terms by committing crimes or consorting with criminals.

    •
    Gun Violence Data Collection.  We believe that we have amassed the world's largest and most accurate collection of urban gunshot data. We provide our public safety customers with detailed gun crime pattern analysis for their coverage areas as well as access to additional data that can assist them with further analytics. This information provides an awareness of gunshot activity that may otherwise go unreported. For example, by collecting information regarding the time and location of otherwise unreported gunfire, our customers can become aware of patterns of violence in the community. This increased awareness can help our customers create policy, allocate appropriate resources and help to address pervasive problems in high gun-activity areas.

Our Strategy

        We intend to drive growth in our business by continuing to build on our position as a leading provider of gunshot detection solutions. Key elements of our strategy include:

    •
    Accelerate Our Acquisition of Public Safety Customers.  We believe that we are in the early stages of penetrating the markets for our public safety solution. We count law enforcement agencies in four of the ten largest U.S. cities among our public safety solution customers, with three of them added within the last three years. We intend to expand our direct sales force and expend additional resources on our marketing efforts to accelerate growth in this market. Moreover, as we add new public safety customers, publicity and the number of potential references for our solutions increase, which results in our brand and our solutions becoming more well known. We intend to capitalize on this momentum to drive an increase in sales.

    •
    Further Penetrate Our Existing Customer Base.  As customers realize the benefits of our solutions, we believe that we have a significant opportunity to increase the lifetime value of our customer relationships by expanding coverage within their communities. For example, of our 69 ShotSpotter Flex customers as of December 31, 2016, more than 40% have expanded their coverage areas from their original deployment areas by an average of seven square miles, and our net revenue retention rate has been over 100% for each of 2016, 2015 and 2014.

    •
    Grow Our Security Business.  Our solutions were initially developed for the public safety market using outdoor acoustic sensors. With the introduction of our indoor sensor in 2014, we expanded the market and use cases for our solution. For example, we have developed our SST SecureCampus solution for universities and other educational institutions. As of December 31, 2016, we had six SST SecureCampus customers deployed at seven higher education campuses, of which three had their solutions deployed. We have also developed ShotSpotter SiteSecure for customers such as corporations trying to safeguard their indoor and outdoor facilities, and public agencies focused on protecting critical indoor/outdoor infrastructure, including train stations and airports. With more than 5,000 target customers in the United States, we believe that these markets represent a large opportunity for us.

    •
    Expand Our International Footprint.  With only one current ShotSpotter Flex customer outside of the United States, we believe that we have a significant opportunity to expand internationally. We estimate that the market outside the United States for our public safety solution includes approximately 200 cities in the European Union, Central America, the Caribbean, South America and southern Africa that have at least 500,000 residents. In addition, we believe that there is a market for our security solutions outside the United States that includes college campuses and airports, large corporate campuses, train stations and other highly-trafficked areas. We intend to invest in our international sales and marketing efforts to reach these customers.

    •
    Integrate with New Technologies that Enhance our Value.  We believe that integrating our solutions with other tools and technologies enhances the value of our solutions to our customers. For example, our solutions can be used in connection with computer-aided dispatch systems, video surveillance cameras, National Integrated Ballistic Information Network (NIBIN) and automated license plate readers used by law enforcement to improve the effectiveness of police response and investigation efforts. We continue to evaluate new technologies that may integrate with our solutions to generate additional value for our customers.

    •
    Partner with "Smart Cities" Initiatives Providers.  We believe that there is a significant opportunity to partner with providers of "Smart Cities" initiatives. For example, we have partnered with General Electric to incorporate our solutions into intelligent street lights in areas not otherwise covered by our solutions. By incorporating our solutions into these initiatives, we can increase our customer base, expand our footprint within those customers and deploy our solutions at a reduced cost to us.

    •
    Passionate Focus on Customer Success.  Given the specialized nature of our market, a key component of our strategy is to maintain our passionate focus on customer success. We pride ourselves on our execution in customer on-boarding as well as ongoing consulting and customer support, all of which are critical to ensure not only high customer retention rates but new customer acquisitions. We implement our customer success initiative early in the sales process in order to ensure that we are aligned with the customer's objectives and can positively impact their defined outcomes. We apply proven, consultative best practices and policy development at the command staff level as well as tactical training for field patrol officers. All of our efforts are focused on driving positive measurable outcomes on gun violence reduction and prevention, which we believe will in turn attract new customers and drive an increase in sales.

    •
    Maintain Our Leadership Profile in Gun Violence Prevention.  We will continue to invest in improving our acoustic gunshot detection solutions, including our indoor and outdoor sensors, our gunshot detection algorithms, the design and deployment of our network arrays, our mobile applications, and the integration of our platform with third-party technologies, to maintain our technology leadership position. In addition, we intend to leverage our extensive collection of gunfire data to better understand the facts, trends and circumstances surrounding gun activity in order to maintain our reputation as gun violence experts. In doing so, we hope to contribute to the efforts of the community at large to identify, locate and deter gun violence.

    •
    Opportunistically Pursue Acquisitions.  We may selectively pursue acquisitions of complementary businesses, technologies, and teams that would allow us to further penetrate new markets and add features and functionalities to our solutions.

Our Integrated Platform

        Our solutions provide for the complete integration of several complex components: intelligent sensors; networking infrastructure; and enterprise software and computing resources – in an easy-to-adopt and affordable annual subscription that eliminates the need for our customers to design, install or maintain their own complex infrastructure or hire or train acoustic experts to continuously monitor the solution.

        We believe that offering each of our solutions as a service on an annual subscription basis is cost-effective, provides for more resilient, redundant infrastructure and significantly reduces friction during customer adoption by eliminating the complexity and front-loaded capital expenditure associated with perpetual licenses for on-site technology projects. Our sensors operate on machine-to-machine networks and, because we maintain thousands of live sensor connections, we are able to aggregate usage for all of our customers and negotiate lower rates from communications service providers than a single customer would likely be able to procure on their own.

        We operate fully redundant data centers on both U.S. coasts, each of which has backup power supply, HVAC and internet connectivity. We are able to provide a level of 24/7/365 fault-tolerant hardware and network uptime that few of our customers could afford to procure or maintain on their own. In addition, we plan to augment our own private cloud-based infrastructure with a secure public cloud offering through a collaboration with Amazon Web Services in 2017.

Our Software

        The heart of our solutions is our sophisticated and highly-specialized software. Our software analyzes audio signals for potential gunshots first in our intelligent sensors. Our sensor then software filters out ambient background noise, such as traffic or wind, and looks for impulsive sounds characteristic of gunfire. If the sensor detects such an impulse, it extracts pulse features of the soundwave, such as sharpness, strength, duration, rise time and decay time. Then, the sensor sends these features to our cloud servers as part of a data packet that includes the location coordinates of the reporting sensor and the precise time-of-arrival and angle-of-arrival of the sound.

        When the data reaches to our cloud servers, our software assesses whether three or more of our outdoor sensors detected the same sound impulse and, if so, multilaterates the location coordinates of the sound source based on the time of arrival and the angle of arrival of the sound. The software then verifies that the data is mathematically consistent with the sound having originated at a single location. The accuracy of the coordinates derived from our proprietary software is significantly improved when more than three sensors participate, as is typically the case. We deploy our sensor arrays such that, on average, eight sensors participate in the detection of a gunshot.

        After the software determines the location of the sound source, the machine classifier algorithms analyze the pulse features to determine if the sound is likely to be gunfire. Our algorithms consider pulse features, the distance from the sound source, pattern matching and other heuristic methods to evaluate and classify the sound. The machine classifier is periodically trained and validated against a large database of known gunfire and other community sounds that are impulsive in nature. We continue to add new data to our machine learning database from the incidents reviewed by our acoustic experts in our IRC process. Classification continuously improves as the machine classifiers are re-trained using the expanded data set.

        Once an outdoor incident is classified as likely gunfire, it is sent to the acoustic experts in our IRC for additional analysis and confirmation. Along with confirming an incident is gunfire, our acoustic experts also annotate the alerts with additional information that may be helpful to first responders, such as whether there are multiple shooters or if a high-capacity or fully automatic weapon is being used. The time from outdoor trigger-pull to a notification being sent to our customers is typically 45 seconds or less.

        Compared to outdoor sensors, our indoor sensors are likely to be close to the shooting event and have a direct line of sight to the gunfire. Our indoor sensors therefore are designed to detect optical characteristics in the infrared spectrum of the gunfire muzzle flash, in addition to the acoustic characteristics of the muzzle blast, thereby significantly increasing the ability of machine classification. The location of indoor gunshots is determined by knowing the location of the installed sensors and time stamping the pulse arrival time. The sensor with the earliest time stamp determines the location of the shooter. Because the information from the acoustic and infrared transducers is sufficient to make a reliable computer classification of the sound as gunfire, indoor gunshot incidents are not reviewed by our IRC. In the case of an indoor gunshot, the time from trigger-pull to notification is typically less than ten seconds.

        Incidents of suspected indoor gunfire automatically trigger emergency response notifications that are simultaneously delivered and made available online. Outdoor incident notifications are sent when the incident is confirmed as gunfire by one of our acoustic experts. Alerts are delivered by SMS text and push notifications and, in the case of outdoor gunfire, also through our mobile applications.

Our Intelligent Sensors

Outdoor Sensors

        Our rugged outdoor gunshot detection sensor is an intelligent, internet-enabled device that is specially built to ignore ambient noise and respond to impulsive sounds, accurately time-stamping their arrival times. Advanced digital signal processing algorithms extract pulse features from the audio signal that, along with the time and angle of arrival of the sound, are sent to our servers where algorithms compute the location of the sound source.

        Our rugged outdoor sensors are designed and tested against international standards for installation in unprotected outdoor environments. Special consideration is given to minimize the sound of wind, rain and hail, which could otherwise limit the range of detection and produce false results.

Environmental condition tests performed on the sensors include temperature cycling, temperature soak, shock, vibration, salt fog and moisture ingress protection.

        For outdoor applications, we typically design and deploy arrays of 15 to 20 sensors per square mile taking into consideration the unique acoustic environment in which we are deploying. The cumulative experience of deploying in various cities with different acoustic properties has provided a distinct advantage in tailoring our sensor arrays to perform at high levels. We have full telemetry to each sensor that provides detailed heartbeat data to our system to monitor each sensor's health and availability. Sensor firmware is maintained with over-the-air updates. Because we purposely over-deploy our sensor arrays, multiple sensors can be offline at any given time without affecting the overall performance of the system.

Indoor Sensors

        Our indoor gunshot detection sensor is an intelligent, internet-enabled device designed to detect gunfire inside buildings and similar enclosed structures. Our third-generation indoor sensors rely on signals from four transducers as well as highly evolved algorithms to detect combinations of features in those signals that are unique to gunfire. Our sensors respond to the muzzle flash and muzzle blast of gunfire and ignore ambient light and sounds that normally occur indoors. Should a gunfire incident occur, our software sends alerts that provide the location and number of shots fired. Multiple alerts will show the location of each shooter in situations where there is more than one shooter.

        Our indoor sensors are designed to fit in a dual-gang electrical box mounted in a hollow wall or drop ceiling, with a faceplate available in standard white or black, or optional custom colors. The sensor can also be placed in an enclosure for installation on a solid ceiling or wall. A power-over-Ethernet (PoE) connection over Ethernet cable to a network switch supports power and communications to each sensor.

Our Incident Review Center

        Our IRC operates 24 hours a day, seven days a week, 365 days a year. When a loud impulsive sound triggers enough of our outdoor sensors that an incident is detected and located, audio from the incident is sent to our IRC via secure, high-speed network connections for real-time confirmation. Within seconds of an incident, one of our acoustic experts analyzes audio data and recordings of the potential gunfire. When gunfire is confirmed, our IRC team sends an alert directly to emergency dispatch centers and field personnel through any computer or mobile device with access to the Internet. This process typically takes less than 45 seconds from the time of the gunshot. Alerts include:

    •
    the precise location of gunfire, including both latitude/longitude and street address;

    •
    the number and exact time of shots fired;

    •
    the number of shooters; and

    •
    if detectable, the use of fully automatic or high-capacity weapons.

Our Alerts

        Our alerts are delivered in the following forms:

Alerts Console

        Our IRC sends real-time notifications of outdoor gunfire incidents to the ShotSpotter Flex Alerts Console, which is the user interface most often used by emergency dispatch centers. In addition, alerts can also be sent directly to field personnel using computers installed in police cars.

        Through the console, the alert provides the type of gunfire (single-round or multiple-round), a unique identification number (Flex ID number), a date and time of the muzzle blast (trigger time), nearest address of the location corresponding to the precise latitude and longitude of the gunfire, number of shots and police district and beat identification. The alert also includes an audio clip of the incident.

        One of our acoustic experts may add other contextual information related to the incident such as the possibility of multiple shooters, high-capacity or fully automatic weapons, and the shooter's location relative to a building (for example, in the front or back yard or in the street). An audit trail of the time the alert was published to and acknowledged by our customer is also contained in the report. Any notes added by 911 dispatchers are time- and date-stamped and indicate the operator's identification.

Mobile Application

        We also offer a robust mobile application, or app, for customers using iPhone® and Android devices. This app allows field personnel to directly receive immediate alerts of outdoor gunshots and related critical information, even when away from computer-aided dispatch systems. The alert provides the type of gunfire (single-round or multiple-round), a unique identification number (Flex ID number), a date and time of the muzzle blast (trigger time), nearest address of the location of the gunfire, number of shots and police district and beat identification. The alert also includes an audio clip of the incident.

ShotSpotter
325 Demeter St
DISMISS
DETAILS
1053 Myrtle St
794 Green St
794 Green St
2433 Fordham St
8 RESULTS
794 Green St
Metropolis A
1:36
SST
Multiple_Gunshots - 2 rounds at : 1345 W Burleigh ,
Dismiss
Apple Watch®
iPhone® iOS
SAMSUNG
794 Green St
Metropolis A
SAMSUNG
ShotSpotter
2360 Cooley Ave
50 RESULTS
SST Alert
Gunfire: 7 Rounds at 794 Green St, Metropolis A
Android Watch
Android

        Real-time alert data with respect to indoor and outdoor gunshots can also be delivered to customers through email or SMS text messages.

Other Applications

Investigator Portal

        All historical incident data in our database can be viewed, searched, sorted, and filtered using the Investigator Portal. The Investigator Portal can create reports for single incidents or groups of incidents. Parameters and filter settings may be used to select incidents grouped into a single report. Any predefined reports may be viewed on a monitor, printed, or exported to more usable formats.

        Our platform enables users to create their own custom reports or otherwise analyze the data using standard off-the-shelf products. Because our system stores all incident details into a structured-query-language database, generating reports is relatively simple. The Investigator Portal also includes the ability to save audio clips to any recordable media.

Forensic Reports and Certified Expert Witness Services

        Our gunshot data is also useful for detailed forensic analysis that helps reveal and clarify what actually occurred during a gunfire incident, including the identification of certain weapon types, the number and specific time of each individual round fired, the number of shooters involved and the changes in location and direction of shooters in motion. Because our solutions provide an exact time, location and audio recording of a gunshot, we are able to provide authorities with critical evidence for investigations and prosecutions. In addition to predefined and customer-generated reports, our experts can create a detailed forensic report of any single gunfire incident. These detailed forensic reports, or DFRs, provide law enforcement and prosecutors with detailed, court-admissible audio and incident analyses. In 2016, we completed 445 DFRs for outdoor gunshot incidents. We believe that no other acoustic-based gunshot detection system has provided acceptable forensic evidence for use in a court of law.

        As part of our solution, we also offer expert testimony to review details of the DFRs and technical expertise regarding our technology. Evidence captured by our ShotSpotter Flex solution, combined with testimony of our experts, has been successfully admitted in over 50 court cases across 12 states and in the District of Columbia. In four of those states – California, New York, Pennsylvania and Nebraska – our scientific technique was found to be admissible despite procedural challenges.

Deployment and Customer Success

        When we deploy a new ShotSpotter Flex solution, we install our outdoor sensors in a specified coverage area according to our contract with the customer. As an initial step, we perform site surveys of the coverage area to design a sensor array, which is typically comprised of 15 to 20 sensors per square mile. We typically install sensors on the highest buildings in the area, but we may also use existing infrastructure assets such as light poles. Once permission for installation is obtained, we typically engage local electricians to install the sensors and perform required maintenance. Where permitted, we perform sensor calibration and quality validation testing to determine that the sensors are operational prior to "going live" with the customer.

        Given the specialized nature of our market, a key component of our strategy is to maintain our passionate focus on customer success. We pride ourselves on our execution in customer on-boarding as well as ongoing consulting and customer support, all of which is critical to ensure not only high customer retention rates but new customer acquisitions. We implement our customer success initiative early in the sales process in order to ensure that we are aligned with the customer's objectives and can positively impact their defined outcomes. For example, during deployment, our customer support team, consisting of experienced law enforcement professionals, provides on-site training to the customer's officers, dispatchers and investigators, including training on how to use the solution and best practices for optimal results. We apply proven, consultative best practices and policy development at the command staff level as well as tactical training for field patrol officers. All of our efforts are focused on driving positive measurable outcomes on gun violence reduction and prevention.

        Our IRC and customer service organizations provide continuous outdoor incident classification and technical support 24 hours a day, seven days a week, 365 days a year. The nature of our outdoor incident classification process provides ongoing and significant touchpoints with our customers through our published alerts. We also interact with our customers through email, chat and telephone inquiries, and monitor our customers' local news feeds and radio dispatch traffic in order to remain aware of their violence prevention activities.

        Our customer success team is responsible for conducting periodic in-person account reviews that detail all aspects of the services provided, including outcomes generated and areas for future improvement. We believe that these account reviews, along with our formalized on-boarding customer success program, are largely responsible for our high net promoter score, or NPS. We obtain our NPS by conducting surveys to measure customer loyalty and satisfaction. We believe a high NPS indicates a substantial competitive advantage in facilitating customer acquisition and retention and increases customer lifetime value.

Our Customers

        As of December 31, 2016, we had active deployments of our solutions in more than 90 locations globally, including 69 public safety customers in more than 85 cities and municipalities across the United States and in four of the ten largest cities. Our largest customers of our public safety solution, measured by covered square miles, included: New York City, New York; Birmingham, Alabama; Chicago, Illinois; Washington, D.C.; Oakland and San Francisco, California; and the Puerto Rico Housing Administration. Of our 69 public safety customers, over 40% have expanded their coverage areas from their original deployment areas by an average of seven square miles, and our net revenue retention rate has been over 100% for each of 2016, 2015 and 2014. Our public safety solution covered approximately 440 square miles worldwide as of December 31, 2016, up from approximately 230 square miles as of the end of 2013. We also had six security solutions customers covering seven higher education campuses, of which three had their solutions fully deployed as of December 31, 2016.

Domestic Public Safety Case

Miami Gardens Police Department (MGPD)

Covered Area: 4.5 sq. miles

Product ShotSpotter Flex

- Miami Gardens, FL had a chronic gun violence problem with 22 murders in 2010. At the time, the murder count in 2011 was expected to be even higher.
- ShotSpotter Flex went live in 2012 and revealed that 80% of gunfire incidents went unreported.
- Officers can now arrive at the scene of a gunshot incident within four minutes due to precise ShotSpotter Flex alerts.
- ShotSpotter Flex has helped police seize weapons, make arrests, obtain emergency medical services for victims and improve overall community engagement.

International Public Safety Case

Cape Town, South Africa

Covered Area: 2.7 sq. miles

Product ShotSpotter Flex

- Cape Town's Department of Safety and Security deployed a ShotSpotter Flex pilot program, covering less than one square mile, to fight gang violence in 2014.
- After activation, gunfire incidents decreased from 128 in August 2014 to only 31 the following month.
- As a result of ShotSpotter Flex, Cape Town Metro Police has removed more than 50 guns from the streets.
- The Cape Town Mayoral Committee stated: "ShotSpotter Flex empowers our police force and renews faith in our community in the fight against gang violence in Cape Town."
- After the successful pilot program, Cape Town signed a new customer contract, expanding its coverage area to 2.7 sq. miles.

Domestic Public Safety Case

Savannah College of Art and Design (SCAD)

Covered Area: 2.0 sq. miles, 20+ buildings

Product SST SecureCampus

- SCAD has no campus police, but sought to mitigate active shooter risk on its campus by implementing SST SecureCampus.
- In 2015, ShotSpotter deployed SST SecureCampus on SCAD's Savannah, GA campus, with gunshot alerts being reported directly to the Savannah Police Department.
- In the second half of 2016, SCAD expanded its SST SecureCampus deployment to include its Atlanta, GA campus.

Sales

        We sell our solutions through our direct sales teams. Our sales teams focus on both new customer acquisition, customer renewal and coverage expansion. Our public safety solution sales team identifies communities with the opportunity to benefit from our solutions, communicates with key stakeholders, navigates the challenges associated with our customers' complex funding and sales cycles, and establishes a foundation for a successful customer relationship. In addition, our sales team works with customers to identify and procure funds from alternate sources, including state and federal government grants. Our security solutions sales team focuses primarily on college and university campuses, typically with the head of campus security, but also by engaging with boards of regents, budget office personnel and other campus stakeholders. We intend to continue to invest in building a global sales organization as we further penetrate the market for ShotSpotter Flex and expand the customer base for our security solutions.

        At times, we may sell our solutions through channel partners as part of "Smart Cities" initiatives. To help integrate our solutions with other services in this space and to take advantage of current and emerging technologies, we seek to enter into alliances with leading companies focused on such initiatives. For example, we recently entered into a partnership with General Electric to integrate our outdoor sensors, along with other technologies, into street lighting systems that help cities collect data and improve their operations. By integrating our solutions with General Electric's systems, we believe we will expand our coverage.

Marketing

        We focus our marketing efforts on the strength of our ShotSpotter brand and the unique features and benefits of our ShotSpotter Flex, SST SecureCampus and ShotSpotter SiteSecure solutions.

        We believe we benefit from significant public press. Our solutions and our company are frequently highlighted by television and print-based news media outlets as well as in several TV series. Our solutions have been featured in The Washington Post, USA Today, New York Times, The Economist, Time Magazine, Wall Street Journal, The Boston Globe and Bloomberg. Examples of our solutions have been shown in TV shows such as Bones, Castle, Crime 360, Dr. Drew's Lifechangers, Elementary and Person of Interest. This free public exposure generates market knowledge of our gunfire detection solutions and is a significant source of lead generation.

        Our marketing programs are a significant additional source of lead generation. The efforts of our marketing team include email campaigns, webinars, conferences, branding, partnerships, product videos and social media. In 2016, we attended or sponsored more than 20 events and conferences, and engaged with over 1,000 mayors, elected and law enforcement officials and security personnel. We benefit from the endorsement of several U.S. mayors and police chiefs whose cities use our public safety solution.

        Every year, we publish a National Gunfire Index Report. This report details a comprehensive analysis and overview of otherwise underreported instances of gun violence. We believe the data we collect and analyze is of value to law enforcement agencies, city leaders, researchers and the media. We invite customers and potential customers to use this report as a data source to better understand gunfire trends in communities and see how shooting incidents in their communities compare to other cities that are also using our public safety solution.

Research and Development

        We focus our research and development efforts on enhancing our advanced signal processing and classification algorithms, updating our sensor hardware technology, reducing manufacturing costs, developing mobile alert applications for our security solutions and integration with "smart cities" initiatives. As of December 31, 2016, we had 14 employees in our research and development organization. In addition, we engage in research and development activities with manufacturing partners and outsource certain activities to engineering firms to further supplement our internal team.

Competition

        The markets for public safety and security solutions are highly fragmented and evolving. Whether installed in local communities, on critical infrastructure or on a campus, for a gunfire detection system to be effective, the protection zone must be comprehensive. We believe our gunshot detection solutions represent the most effective public safety and security solutions on the market.

        We compete on the basis of a number of factors, including:

    •
    product functionality, including the ability to cover broad outdoor geographic spaces as well as enclosed indoor spaces;

    •
    solution performance, including the rapid capture of multiple acoustic incidents and accuracy;

    •
    ease of implementation, use and maintenance;

    •
    total cost of ownership; and

    •
    customer support and customer success initiatives.

Public Safety Solution Competitors

        Our ShotSpotter Flex solution is unique because it provides scalable wide area surveillance over large and geographically diverse areas, provides immediate and precise data on gunfire, helps communities define the scope of illegal gunfire, and provides cities with detailed forensic data for investigation, prosecution and analysis. While we are not aware of any direct competitors offering wide-area solutions comparable to ShotSpotter Flex, we believe the primary competitors in the broader gunfire detection space are Rafael Advanced Defense Systems Ltd., Raytheon Company, Safety Dynamics, Inc. and Thales Group.

        Most of these other outdoor solutions on the market offer limited scope point protection, also known as "counter-sniper systems." These systems are designed primarily well for defined military or SWAT team applications, where the target is known in advance and it is possible to put a sensor directionally toward the target. However, urban areas and critical infrastructure require a wider system of protection which can cover a large area.

        Although there are not direct competitors for our public safety solution, we do compete with other possible uses of the limited funding available to our ShotSpotter Flex customers. Because law enforcement agencies or government entities have limited funds, they may have to choose among resources or solutions that help them to meet their overall mission. Accordingly, we compete not only with our customers' internal budget decisions, but with numerous companies vying for these limited funds, including Everbridge, Inc. and Taser International, Inc., among others. We believe that in areas with significant levels of gun activity, ShotSpotter Flex is uniquely positioned to assist customers in interrupting, detecting and preventing gun violence.

Security Solutions Competitors

        Our security solutions business operates in a highly competitive environment. In addition to other gunfire detection companies, we may face competition from companies offering alternative security technologies, such as video surveillance, access control, alarm and lighting systems. The direct competitors for security solutions include the Guardian system by Shooter Detection Systems LLC, SENTRI by Safety Dynamics Inc. and AmberBox, Inc. In addition, we believe that the ability to cover both indoor and outdoor areas as part of a single subscription is an important benefit of our security solution. We believe none of our security solutions competitors is able to offer the comprehensive outdoor coverage we do.

Intellectual Property

        Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws, and contractual protections in the United States and other jurisdictions.

        As of March 21, 2017, we had 31 issued patents, 30 in the United States and one in Israel, as well as patent applications pending for examination in the United States, Europe, Brazil and Mexico.

        We also license software from third parties for integration into our offerings, including open source software and other software available on commercially reasonable terms. We cannot assure you that such third parties will maintain such software or continue to make it available.

Employees

        As of December 31, 2016, we had 67 full-time and five part-time employees, including 12 in sales and marketing, nine in general and administrative functions, 14 in research and development and 37 in operations. None of our employees is represented by a labor union or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

        Our principal facilities consist of office space for our corporate headquarters in Newark, California, where we occupy approximately 12,020 square feet of space under a lease that expires in October 2021.

        We lease our facilities and do not own any real property. We may procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future and that should it be needed, suitable additional space will be available to accommodate expansion of our operations.

Legal Proceedings

        At the present time, we are not involved in any material litigation. However, from time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business.

MANAGEMENT

Executive Officers, Other Executive Management and Directors

        Our executive officers, other executive management and directors and their respective ages and positions as of March 30, 2017 are as follows:

Name	Age	Positions

Executive Officers
Ralph A. Clark	58	President, Chief Executive Officer and Director
Alan R. Stewart	53	Chief Financial Officer
Paul S. Ames	58	Senior Vice President of Products and Technology
Gary T. Bunyard	57	Senior Vice President of Public Safety Solutions
Joseph O. Hawkins	58	Senior Vice President, Operations
Other Executive Management
Damaune Y. Journey	39	Vice President, Security Solutions
Douglas A. McFarlin	63	Vice President, Engineering
David P. Rodgers	71	Vice President, Operational Engineering
Sonya L. Strickler	42	Vice President, Finance and Controller
Non-Employee Directors
Thomas T. Groos	60	Director
Randall Hawks, Jr.	66	Director
Gary M. Lauder	54	Director
Pascal Levensohn	56	Director
Marc Morial	59	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.
(3)
Member of the nominating and corporate governance committee.

Executive Officers

        Ralph A. Clark has served as our President and Chief Executive Officer and as a member of our board of directors since August 2010. From September 2005 until July 2010, Mr. Clark served as Chief Executive Officer of GuardianEdge Technologies, Inc., an endpoint data security firm. Prior to that, Mr. Clark served as Vice President, Finance of Adaptec, Inc. following Adaptec's acquisition of Snap Appliances, Inc., where he had been Chief Financial Officer. Mr. Clark also has held various positions at start-up companies, served in executive sales and marketing roles at IBM and worked as an investment banker at Goldman Sachs and Merrill Lynch. Mr. Clark holds a B.S. in economics from the University of the Pacific and an M.B.A. from Harvard Business School. Our board of directors believes that Mr. Clark's significant business experience from both inside and outside our industry and his role as our Chief Executive Officer qualify him to serve on our board of directors.

        Alan R. Stewart has served as our Chief Financial Officer since February 2017. From May 2015 to February 2017, Mr. Stewart was a Managing Director of RA Capital Advisors, LLC, a private investment bank specializing in mergers and acquisitions, private financings and restructurings. From 2004 to 2014, he served as Chief Financial Officer and then Chief Development Officer of Epsilon Systems Solutions, Inc. Since 2008, Mr. Stewart has served as President of FIT Advisors, LLC, a boutique consulting firm that offers temporary CFO services and served clients from start-up ventures to large private companies and in vertical industries including government contracting, software, retail, healthcare IT, banking and Internet applications. Mr. Stewart was selected as San Diego Business Journal's CFO of the Year in 2007 and again in 2013. Both awards were in the large private business category. Prior to his business career, Mr. Stewart served over ten years as a submarine nuclear engineer in the United States Navy. He received his B.S. in Oceanography, with distinction, from the U.S. Naval Academy and his M.B.A. from Harvard Business School.

        Paul S. Ames has served as our Senior Vice President of Products and Technology since November 2014. In December 2012, Mr. Ames founded Deckchair Software LLC, a mobile application development company, where he continues to serve as Chief Executive Officer. From September 2006 until May 2011, Mr. Ames worked with Premier Retail Networks, a digital media company, first as Vice President, Quality Assurance and then as Vice President of Product Development. Prior to that, Mr. Ames served in a variety of engineering and technology roles for companies in a broad range of industries including communications, finance, professional information and media. Mr. Ames holds a Diploma in Electronic Sound from University College, Cardiff (now Cardiff University) and a Higher National Diploma in Computer Science from the Polytechnic of Wales (now the University of Glamorgan).

        Gary T. Bunyard has served as our Senior Vice President of Public Safety Solutions since January 2017. From January 2012 to May 2015, Mr. Bunyard served as Vice President of Sales for TriTech Software Systems. Prior to that, Mr. Bunyard held positions as Vice President of Sales & Marketing for Tiburon Corporation and for VisionAIR, Inc., both public safety software companies. Mr. Bunyard also held the position as President & Chief Operating Officer and subsequently President & Chief Executive Officer for Tiburon Corporation after holding several sales executive and sales management positions at IBM. Mr. Bunyard holds a B.B.A. in International Business and a B.A. in Psychology from the University of Texas at Austin.

        Joseph O. Hawkins has served as our Senior Vice President, Operations since July 2012. From December 2010 to December 2011, Mr. Hawkins served as Vice President of Operations for Netpulse, Inc., a provider of digital entertainment services to the fitness industry. From September 2002 to March 2009, he served as Senior Vice President of Operations & Media Solutions for Premier Retail Networks, a digital media company and from June 1999 to August 2002 as Director of QA & Engineering Services for Jeeves Solutions, Inc., the enterprise software division of Ask.com, an internet search company. Mr. Hawkins also has held various positions in information systems technology management at Inquisit, Inc., Knight-Ridder Information, Inc. and Pacific Bell Telephone Company. Mr. Hawkins holds a B.A. in English from the University of California at Berkeley.

Other Executive Management

        Damaune Y. Journey has served as our Vice President, Security since October 2014. From July 2010 to October 2014, he served as Director of Global Business Development for Campbell/Harris Security Equipment Company, a security technology company. He also held various positions in engineering, manufacturing and sales at Eli Lilly and Company and worked for Dell Computer Corporation. He holds a B.S. in Industrial and Operations Engineering from the University of Michigan and an M.B.A. from Harvard Business School.

        Douglas A. McFarlin has served as our Vice President, Engineering since May 2005. From January 1996 to May 2005, he served as Vice President of Engineering at Novariant, Inc. and Honeywell International Inc., and has also held senior engineering management positions at Measurex Corporation. Mr. McFarlin holds a B.S. in Electrical Engineering from the University of California at Davis and a M.S. in Electrical Engineering from the University of California at Berkeley.

        David P. Rodgers has served as our Vice President, Operational Engineering since February 2013 and also served as our Senior Vice President, Products from June 2011 to February 2013. From January 2009 to January 2011, he served as Vice President of Engineering and Operations for Schooner

Information Technology Inc., a database management systems company. From April 2006 to June 2008, Mr. Rodgers served as the Vice President of Engineering at Agami Systems, Inc., an enterprise network storage systems company. In addition, Mr. Rodgers has held numerous executive level positions at Sequent Computer Systems. He holds a B.S. in Computer Science from Carnegie-Mellon University.

        Sonya L. Strickler has served as our Vice President, Finance and Controller since July 2009 and held the role of Controller from April 2007 to July 2009. She also held various positions as an auditor for KPMG, LLP and Arthur Andersen. Ms. Strickler holds a B.S. in Business Administration from the University of the Pacific and is a Certified Public Accountant.

Non-Employee Directors

        Thomas T. Groos has served as a member of our board of directors since February 2014 and previously served as a member of our board of directors from 2007 until 2012. Mr. Groos has been a partner at City Light Capital, a venture capital firm, since 2006. Since 2009, Mr. Groos has served as the Vice Chairman of the Board of Minimax-Viking Group, a fire protection company, following its acquisition of the Viking Group, where Mr. Groos served as Chief Executive Officer from 1994 through 2007. Mr. Groos is also a member of the board of directors of Heartland Steel Products, LLC, a Michigan-based manufacturer of industrial robotic systems. Mr. Groos is a co-founder of The ImPact Society, a non-profit dedicated to promotion of impact investing among private investors. He is a member of the Board of Trustees of Cornell University and a director of Endeavor Detroit. Mr. Groos holds a B.A. in Economics from Cornell University and an M.B.A. from Columbia Business School. Our board of directors believes that Mr. Groos' experience in the technology industry and investment experience qualify him to serve on our board of directors.

        Randall Hawks, Jr. has served as a member of our board of directors since 2006. Mr. Hawks is a partner at Claremont Creek Ventures, a venture capital firm where he has been since June 2005. From 1984 to 2000, Mr. Hawks was the Executive Vice President and Chief Operating Officer and Director at Identix Incorporated, an identity protection company. Mr. Hawks also has held various senior management positions at Captiva Software Corp., Texas Instruments, ITT Information Systems and AT&T Paradyne. He has also served on the board of directors of EcoATM, SmartZip, Inapac, Invivodata, Flytecomm, View Central and Be Here. Mr. Hawks holds a B.S. in Electrical Engineering from the University of Arkansas. Our board of directors believes that Mr. Hawks's experience investing in technology businesses and his service on numerous boards of directors qualify him to serve on our board of directors.

        Gary M. Lauder has served as a member of our board of directors since 2005. Mr. Lauder is the Managing Director of Lauder Partners LLC, a venture capital firm where he has been since November 2000. He has been a venture capitalist since 1985. Mr. Lauder serves on the Technology Advisory Board of Liberty Global International, the Advisory Board of Santa Clara University's Markkula Center for Applied Ethics, the Board of Governors of Alzheimer's Drug Discovery Foundation and on the Transportation Committee of the Town of Atherton, California. Mr. Lauder holds a B.A. in International Relations from the University of Pennsylvania, a B.S. in Economics from The Wharton School at the University of Pennsylvania and an M.B.A. from the Stanford Graduate School of Business. Our board of directors believes that Mr. Lauder's experience investing in technology businesses and his service on numerous boards of directors qualify him to serve on our board of directors.

        Pascal Levensohn has served as a member of our board of directors since 2007. Since 2014, Mr. Levensohn has served as a Managing Director of Dolby Family Ventures, L.P., a venture capital fund. Since 1996, Mr. Levensohn has also served as the founder and Managing Partner of Levensohn Venture Partners, a venture capital firm, and the Chief Executive Officer of Generation Strategic

Advisors LLC, a consulting firm specializing in startup technology companies and its predecessor entities. From April 2007 until April 2011, Mr. Levensohn served on the board of directors of the National Venture Capital Association. He is a member of the Council on Foreign Relations and a trustee of the American Academy in Berlin. Mr. Levensohn holds an A.B. in Government from Harvard University. Our board of directors believes that Mr. Levensohn's experience investing in technology businesses and his service on numerous boards of directors qualify him to serve on our board of directors.

        Marc Morial has served as a member of our board of directors since September 2015. Since 2003, Mr. Morial also has served as the President and Chief Executive Officer of the National Urban League, a civil rights organization dedicated to economic empowerment in order to elevate the standard of living in historically underserved urban communities. From 1994 to 2002, Mr. Morial served as the Mayor of New Orleans, Louisiana. Prior to serving as Mayor of New Orleans, Mr. Morial held other various positions in public office and nonprofit management. Mr. Morial has a B.A. in economics from the University of Pennsylvania and a J.D. from Georgetown University. Our board of directors believes that Mr. Morial's experience in serving underserved urban communities, local governments and community organizations qualifies him to serve on our board of directors.

Family Relationships

        There are no family relationships among any of our directors or executive officers.

Board Composition

        The members of our board of directors were elected in compliance with the provisions of a voting agreement among certain of our stockholders. Under the voting agreement, the parties agreed to vote their shares to elect (i) one individual designated by each of Levensohn Venture Partners, currently Pascal Levensohn, The Gary M. Lauder Revocable Trust, currently Gary M. Lauder, and Claremont Creek Ventures, L.P., currently Randall Hawks, in each case subject to certain limitations, (ii) the Chief Executive Officer and (iii) up to two additional directors. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors thereafter.

        Our board of directors may establish the authorized number of directors from time to time by resolution and currently consists of six members. In accordance with our amended and restated certificate of incorporation to become effective upon the completion of this offering, or the amended and restated certificate of incorporation, our board of directors will be divided into three classes with staggered three-year terms. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director's earlier death, resignation or removal. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

    •
    Class I, which will consist of                ,                 and                , and whose term will expire at our first annual meeting of stockholders to be held after the completion of this offering;

    •
    Class II, which will consist of                and                , and whose term will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

    •
    Class III, which will consist of                and                , and whose term will expire at our third annual meeting of stockholders to be held after the completion of this offering.

        We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

        Upon the completion of this offering, we anticipate that our common stock will be listed on the NASDAQ Stock Market. Under NASDAQ listing requirements and rules, independent directors must compose a majority of a listed company's board of directors within 12 months after its initial public offering. In addition, NASDAQ rules require that, subject to specified exceptions and phase in periods following its initial public offering, each member of a listed company's audit and compensation committees be independent. Under NASDAQ rules, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, or Rule 10A-3. To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his capacity as a member of our audit committee, our board of directors, or any other committee of our board of directors: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

        Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that all members of our board of directors except Mr. Clark do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Rule 10A-3 and NASDAQ listing requirements and rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our board of directors also determined that Messrs.                 ,                 and                , who compose our audit committee, satisfy the independence standards for the audit committee established by NASDAQ listing standards and Rule 10A-3. Our board of directors has determined that Messrs.                 and                , who compose our compensation committee, satisfy the independence standards for the compensation committee established by NASDAQ listing standards, are "non-employee directors" as defined in Rule 16b-3 promulgated under the Exchange Act, or the Exchange Act, and are "outside directors" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, or the Code.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

        Our audit committee consists of three directors, Messrs.                     ,                     and                    , each of whom our board of directors has determined satisfies the independence requirements for audit committee members under NASDAQ listing standards and Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of NASDAQ listing standards. Mr.                     is the chairman of the audit committee and our board of directors has determined that Mr.                  is an "audit committee financial expert" as defined by Item 407(d) of Regulation S-K under the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

    •
    selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

    •
    helping to ensure the independence and performance of the independent registered public accounting firm;

    •
    discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

    •
    developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

    •
    reviewing our policies on risk assessment and risk management;

    •
    reviewing related party transactions;

    •
    obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

    •
    approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

        Our audit committee operates under a written charter that satisfies applicable NASDAQ listing standards.

Compensation Committee

        Our compensation committee consists of                directors, Messrs.                 and                , each of whom our board of directors has determined satisfies the independence requirements for compensation committee members under NASDAQ listing standards, is a non-employee director as defined in Rule 16b-3 under the Exchange Act and is an outside director as that term is defined in Section 162(m) of the Code, or Section 162(m).                is the chairman of the compensation committee. The composition of our compensation committee meets the requirements for independence under current NASDAQ listing standards and current SEC rules and regulations. The principal duties and responsibilities of our compensation committee include, among other things:

    •
    reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

    •
    reviewing and recommending to our board of directors the compensation of our directors;

    •
    reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

    •
    administering our stock and equity incentive plans;

    •
    reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

    •
    reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

        Our compensation committee operates under a written charter that satisfies applicable NASDAQ listing standards.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of            directors, Messrs.                 and                , each of whom our board of directors has determined is an independent director under NASDAQ listing standards. Mr.                 is the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include, among other things:

    •
    identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

    •
    evaluating the performance of our board of directors and of individual directors;

    •
    considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

    •
    reviewing developments in corporate governance practices;

    •
    evaluating the adequacy of our corporate governance practices and reporting;

    •
    developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

    •
    overseeing an annual evaluation of the board's performance.

        Our nominating and corporate governance committee operates under a written charter.

Code of Business Conduct and Ethics

        In connection with this offering, we plan to adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon completion of this offering, our code of business conduct and ethics will be available on our website at www.shotspotter.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not include or incorporate by reference into this prospectus the information on or accessible through our website.

Compensation Committee Interlocks and Insider Participation

        None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

        The following table sets forth information regarding cash and non-cash compensation earned by or paid to our non-employee directors during 2016:

Name	Fees Earned or Paid in Cash	Option Awards(1)
Thomas T. Groos	$—	$—
Randall Hawks, Jr.	—	—
Gary M. Lauder	—	—
Pascal Levensohn	—	6,429
Marc Morial(2)	65,000	—

(1)
The amounts reported do not reflect the amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted to our non-employee directors during the fiscal year ended December 31, 2016, as computed in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in Note 3 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors who have received options will only realize compensation with regard to these options to the extent the trading price of our common stock is greater than the exercise price of such options.
(2)
We entered into an independent consulting services agreement with Mr. Morial pursuant to which we agreed to pay Mr. Morial $10,000 per quarter for his services as a member of our board of directors. We also paid Mr. Morial $25,000 in 2016 for his business development efforts in helping us secure a customer contract.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth information regarding the compensation awarded to or earned by the executive officers listed below during the year ended December 31, 2016. As an emerging growth company, we have opted to comply with the reduced executive compensation disclosure rules applicable to "smaller reporting companies," as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for only our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. Throughout this prospectus, these three officers are referred to as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Ralph A. Clark President and Chief Executive Officer	2016	$300,000	$275,000	$102,031	—	—	$677,031
Paul S. Ames Senior Vice President of Products and Technology	2016	$200,000	—	—	$20,000	—	$220,000
Joseph O. Hawkins Senior Vice President, Operations	2016	$200,000	—	$6,629	$25,000	—	$231,629

(1)
The amount reported in the "Bonus" column for Mr. Clark represents a discretionary bonus for performance in 2016 to be paid in 2017.
(2)
Amounts reported in this column do not reflect the amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted to the named executive officers during the fiscal years ended December 31, 2016, as computed in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.
(3)
The amounts reported in the "Non-Equity Incentive Plan Compensation" column for Mr. Ames and Mr. Hawkins represent performance-based bonuses for performance in 2016 and paid in 2017 pursuant to each such named executive officer's performance milestone-based objectives for such year, where 50% of the target bonus may be earned upon achievement of company milestones based on revenues and operating expenses, and the remaining 50% may be earned upon achievement of individual goals. Mr. Ames's 2016 bonus target was $40,000, and $16,666 out of his total actual bonus was earned based on achievement of company milestones. Mr. Hawkins's 2016 bonus target was $50,000, and $13,333 out of his total actual bonus was earned based on achievement of company milestones.

Outstanding Equity Awards as of December 31, 2016

        The following table provides information regarding each unexercised stock option to purchase our common stock held by our named executive officers as of December 31, 2016.

Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Ralph A. Clark	7/6/2010	113,236	—		0.68	7/6/2020
	6/9/2011	92,648	—		0.68	6/8/2021
	10/30/2012	247,059	—		0.68	10/31/2022
	7/19/2016	12,255	105,393	(1)(3)	1.70	7/19/2026
Paul S. Ames	11/17/2014	1,378	10,570	(2)(3)	0.85	9/16/2025
Joseph O. Hawkins	7/2/2012	29,412	—		0.68	10/31/2022
	2/2/2016	3,063	11,643	(3)(4)	0.85	2/2/2026

(1)
1/48 of the shares subject to the stock option vest each month following the one-month anniversary of the vesting commencement date.
(2)
The shares subject to the stock option vest over a four-year period as follows: 25% of the shares underlying the options vest on the one-year anniversary of the vesting commencement date and thereafter 1/48th of the shares vest each month, subject to continued service with us through each vesting date.
(3)
Stock option is subject to accelerated vesting upon a qualifying termination of the executive's employment with us, as described under "Executive Compensation – Potential Payments and Benefits upon Termination or Change in Control."
(4)
The shares subject to the stock option vest over a four-year period, with 1/48th of the shares vesting each month following the vesting commencement date, subject to continued service with us through each vesting date.

        In addition to the equity awards disclosed in the table above, in March 2017, our board of directors granted options to purchase shares of our common stock to our named executive officers at an exercise price per share of $3.06. Mr. Clark received a grant for 34,000 shares, and each of Mr. Ames and Mr. Hawkins received a grant for 1,000 shares. The shares underlying these option grants vest on a monthly basis over 48 months from the vesting commencement date.

Executive Officer Offer Letters and Arrangements

        The initial terms and conditions of employment for each of our named executive officers are set forth in written offer letters. In March 2017, we entered into revised employment offer letters with each of our named executive officers as well as some of our executive officers, including Alan R. Stewart and Gary T. Bunyard, setting forth the terms and conditions of such executive's employment with us, the terms of which are described below. Each of our executive officers has also executed our standard form of confidential information and invention assignment agreement. Any potential payments and benefits due upon a termination of employment or a change in control of us are further described below under the heading "– Potential Payments and Benefits Upon Termination or Change in Control."

Ralph A. Clark

        We entered into an initial offer letter with Ralph A. Clark, our President and Chief Executive Officer, dated July 2, 2010, which set forth the initial terms and conditions of his employment with us. In March 2017, we entered into a new offer letter with Mr. Clark, which replaced and superseded

Mr. Clark's prior offer letter. Pursuant to the new offer letter, Mr. Clark's base salary is $300,000 per year. Mr. Clark is also eligible to receive an annual target bonus of up to 100% of his base salary. Mr. Clark's employment is at will and may be terminated at any time, with or without cause.

Paul S. Ames

        We entered into an initial offer letter with Paul S. Ames, our Senior Vice President of Products and Technology, dated October 31, 2014, which set forth the initial terms and conditions of his employment with us. In March 2017, we entered into a new offer letter with Mr. Ames, which replaced and superseded Mr. Ames's prior offer letter. Pursuant to the new offer letter, Mr. Ames's base salary is $225,000 per year. Mr. Ames is also eligible to receive an annual target bonus of up to 25% of his base salary. Mr. Ames's employment is at will and may be terminated at any time, with or without cause.

Joseph O. Hawkins

        We entered into an initial offer letter with Joseph O. Hawkins, our Senior Vice President, Operations, dated June 12, 2012, which set forth the initial terms and conditions of his employment with us. In March 2017, we entered into a new offer letter with Mr. Hawkins, which replaced and superseded Mr. Hawkins's prior offer letter. Pursuant to the new offer letter, Mr. Hawkins's base salary is $225,000 per year. Mr. Hawkins is also eligible to receive an annual target bonus of up to 25% of his base salary. Mr. Hawkins's employment is at will and may be terminated at any time, with or without cause.

Alan R. Stewart

        We entered into an initial offer letter with Alan R. Stewart, our Chief Financial Officer, dated January 4, 2017, which set forth the initial terms and conditions of his employment with us. In March 2017, we entered into a new offer letter with Mr. Stewart, which replaced and superseded Mr. Stewart's prior offer letter. Pursuant to the new offer letter, Mr. Stewart's base salary is $250,000 per year. Mr. Stewart is also eligible to receive an annual target bonus of up to $150,000. Mr. Stewart's employment is at will and may be terminated at any time, with or without cause.

Gary Bunyard

        We entered into an initial offer letter with Gary Bunyard, our Senior Vice President of Public Safety Solutions, dated November 4, 2016, which set forth the initial terms and conditions of his employment with us. In March 2017, we entered into a new offer letter with Mr. Bunyard, which replaced and superseded Mr. Bunyard's prior offer letter. Pursuant to the new offer letter, Mr. Bunyard's base salary is $175,000 per year. Mr. Bunyard is also eligible to receive annual commissions pursuant to an annual commission plan approved by the Company's Chief Executive Officer. Mr. Bunyard's employment is at will and may be terminated at any time, with or without cause.

Potential Payments and Benefits upon Termination or Change in Control

        The offer letter agreements with each of Mr. Clark, Mr. Ames, Mr. Hawkins, Mr. Stewart and Mr. Bunyard provide that if we terminate such executive officer for any reason other than for cause, death or disability, such executive officer would be entitled to receive the following severance benefits:

    •
    payment of such officer's then-current base salary for a period of six months following the termination date; and

    •
    acceleration of six months of vesting of then-unvested options held by such executive officer.

        In addition, if we terminate such executive officer other than for cause, death or disability, or such executive officer resigns his position with us for good reason, immediately prior to or within 12 months of a change in control, then the executive officer shall also be entitled to receive 100% acceleration of vesting of then-unvested options held by such executive officer upon such qualifying termination.

        Payment of any severance benefits is conditioned on the executive officer's timely execution of a general release of claims in our favor.

Equity Incentive Plans

        The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2017 Equity Incentive Plan

        We expect that our board of directors will adopt and our stockholders will approve prior to the completion of this offering our 2017 Equity Incentive Plan, or 2017 Plan. We do not expect to utilize our 2017 Plan until after the completion of this offering, at which point no further grants will be made under our 2005 Plan, as described below under "Amended and Restated 2005 Stock Plan." No awards have been granted and no shares of our common stock have been issued under our 2017 Plan.

        Authorized Shares.    The maximum number of shares of our common stock that may be issued under our 2017 Plan is equal to                shares, which represents (1)                 new shares authorized for issuance under the 2017 Plan, plus (2) the number of shares of common stock reserved for issuance under our 2005 Plan at the time our 2017 Plan becomes effective and plus (3) shares subject to stock options or other stock awards granted under our 2005 Plan that may be returned to our 2005 Plan upon the expiration or termination of stock awards issued and outstanding under the 2005 Plan at the time our 2017 Plan becomes effective prior to vesting, up to a maximum of                shares. Additionally, the number of shares of our common stock reserved for issuance under our 2017 Plan will automatically increase on January 1 of each year for a period of up to ten years, beginning on January 1, 2018 (assuming the 2017 Plan becomes effective before December 31, 2017) and ending on and including January 1, 2027, by        % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2017 Plan is                .

        Shares subject to stock awards granted under our 2017 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2017 Plan. Additionally, shares issued pursuant to stock awards under our 2017 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2017 Plan.

        Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2017 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards, and (2) determine the number of shares subject to such stock awards. Subject to the terms of our 2017 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2017 Plan.

        The board of directors has the power to modify outstanding awards under our 2017 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

        Section 162(m) Limits.    At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards that are intended to comply with Section 162(m) of the Code covering more than                shares of our common stock under our 2017 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than                shares of our common stock or a performance cash award having a maximum value in excess of $            under our 2017 Plan. These limitations are intended to give us the flexibility to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility imposed by Section 162(m) of the Code.

        Performance Awards.    We believe our 2017 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

        Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (1) profits (including pre-tax profits, net profits, operating profits and net operating profits); (2) billings; (3) revenues (including net revenue); (4) earnings (which may include earnings per share, net earnings, and earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue, or a subset of these categories); (5) income (including net income and operating income and growth in income); (6) operating margin or cash flow; (7) gross margin; (8) operating expenses or operating expenses as a percentage of revenue; (9) cash flow (including free cash flow or operating cash flows); (10) cash conversion cycle ; (11) total stockholder return; (12) market share; (13) return on equity, assets, investment, or capital employed; (14) stock price performance; (15) growth in stockholder value relative to a pre-determined index; (16) debt reduction; (17) economic value added; (18) contract awards or backlog; (19) overhead or other expense reduction; (20) credit rating; (21) strategic plan development and implementation; (22) succession plan development and implementation; (23) employee retention; (24) improvement in workforce diversity; (25) customer satisfaction; (26) new product invention or innovation; (27) attainment of research and development milestones; (28) improvements in productivity; (29) budget management; (30) capital expenditures; (31) entry into or completion of strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); (36) bookings; and (37) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the board of directors.

        Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless otherwise specified by our board of directors (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are "unusual" in nature or occur "infrequently" as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by our company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; (11) and to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP.

        Corporate Transactions.    Our 2017 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2017 Plan, our board of directors has the authority to determine how outstanding awards will be treated, subject to the terms of an individual award agreement or a separate agreement between the company and a participant. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, or no payment, determined by the board of directors; or (6) make a payment, in the form determined by our board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the awards before the transaction over any exercise price payable by the participant in connection with the exercise. Our board of directors is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

        Transferability.    A participant may not transfer stock awards under our 2017 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2017 Plan.

        Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2017 Plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2017 Plan. No stock awards may be granted under our 2017 Plan while it is suspended or after it is terminated.

Amended and Restated 2005 Stock Plan

        Our board of directors adopted and our stockholders approved our Amended and Restated 2005 Stock Plan, or our 2005 Plan, in 2005. Our 2005 Plan was amended and restated most recently in November 2012. Our 2005 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees, and for the grant of nonstatutory stock options, or NSOs, restricted stock awards and stock appreciation rights to our employees, directors and consultants.

        Our 2017 Plan, will become effective upon the execution of the underwriting agreement related to this offering. As a result, we will not grant any additional options under our 2005 Plan following that date. However, any outstanding options granted under our 2005 Plan will remain outstanding, subject to the terms of our 2005 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under our 2005 Plan have terms similar to those described below with respect to options to be granted under our 2017 Plan.

        Authorized Shares.    The maximum number of shares of our common stock that may be issued under our 2005 Plan is 1,625,942. The maximum number of shares that may be issued upon the exercise of ISOs under our 2005 Plan is 1,625,942.

        Shares subject to stock awards granted under our 2005 Plan that expire or terminate without being exercised in full or are settled in cash become available for issuance under our 2005 Plan. Additionally, shares issued pursuant to stock awards under our 2005 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2005 Plan.

        Plan Administration.    Our board of directors or a duly authorized committee of our board of directors administers our 2005 Plan and the stock awards granted under it. Subject to the terms of our 2005 Plan, the board of directors has the authority to determine and amend the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2005 Plan.

        The board of directors has the power to modify outstanding awards under our 2005 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

        Corporate Transactions.    Our 2005 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2005 Plan, our board of directors has the authority to determine how outstanding awards will be treated, subject to the terms of an individual award agreement or a separate agreement between the company and a participant. Our board of directors may (1) arrange for the assumption, continuation or substitution of an award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of an award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of any unvested or unexercised award prior to the transaction in exchange for a cash payment, if any, as determined by the board of directors; or (6) make a payment, in the form determined by our board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the awards before the transaction over any exercise price payable by the participant in connection with the exercise. Our board of directors is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

        Transferability.    A participant may not transfer stock awards under our 2005 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2005 Plan.

        Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend or terminate our 2005 Plan, provided that such action does not impair the existing rights of any participant without such participant's written consent.

2017 Employee Stock Purchase Plan

        We expect that our board of directors will adopt, and our stockholders will approve, our ESPP, in            . The ESPP will become effective immediately on the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code for U.S. employees.

        Share Reserve.    Following this offering, the ESPP authorizes the issuance of            shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st of each calendar year, beginning on January 1, 2018 (assuming the ESPP becomes effective before December 31, 2017) and ending on and including January 1, 2027, by the lesser of (1)         % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase and (2)                   shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

        Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

        Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to        % of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase. For the initial offering, which we expect will commence on the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the offering period will be the price at which shares of common stock are first sold to the public.

        Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. In addition, the maximum number of shares an employee may purchase during a single purchase period is

. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

        Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to: (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

        Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction and such purchase rights will terminate immediately.

        ESPP Amendment or Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder's consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

401(k) Plan

        We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. Employees' pre- or post-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

    •
    any breach of the director's duty of loyalty to the corporation or its stockholders;

    •
    any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

    •
    unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

    •
    any transaction from which the director derived an improper personal benefit.

        This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated certificate of incorporation and our amended and restated bylaws to be in effect upon the completion of this offering, or our amended and restated bylaws, will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from such director or executive officer once such director or executive officer's plan is in place. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

 CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        Other than compensation arrangements for our directors and executive officers, the following is a summary of transactions since January 1, 2014 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

        Prior to March 2017, our amended and restated certificate of incorporation provided that each outstanding share of our Series B-1 preferred stock would convert into one share of our common stock, and each outstanding share of our Series A-2 preferred stock would convert into 0.000001 share of our common stock, upon a "Qualified Public Offering," which was defined as our sale of common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act, the public offering price of which is not less than $17.6001 and that results in an aggregate cash proceeds to us of not less than $30,000,000. In March 2017, our board of directors and stockholders approved an amendment and restatement of our certificate of incorporation (1) to provide that each share of Series A-2 preferred stock will automatically convert into 0.715548 shares of common stock upon the consummation of a Qualified Public Offering and (2) to modify the definition of Qualified Public Offering to eliminate the minimum amount of aggregate net proceeds or minimum price per share to the public in such offering. The following table summarizes the number of shares of common stock to be issued upon conversion of Series A-2 preferred stock by persons or entities holding more than 5% of our outstanding capital stock as of December 31, 2016:

Name of Stockholder	Shares of Series A-2 Preferred Stock Held	Shares of Common Stock Issued upon Conversion of Series A-2 Preferred Stock
Entities affiliated with RT Groos, LLC(1)	90,223	64,561
Entities affiliated with Lauder Partners, LLC(2)	297,384	212,802
Entities affiliated with Pascal Levensohn(3)	20,530	14,690
Entities affiliated with Claremont Creek(4)	255,689	182,965
Labrador Ventures V-B, L.P.	149,503	106,981

(1)
Affiliates of RT Groos, LLC holding our securities whose shares are aggregated for the purposes of reporting share ownership information include RT Groos, LLC, Thomas T. Groos and the Thomas T. Groos Revocable Trust.
(2)
Affiliates of Lauder Partners LLC holding our securities whose shares are aggregated for the purposes of reporting share ownership information include Lauder Partners LLC and The Gary M. Lauder Revocable Trust.
(3)
Affiliates of Pascal Levensohn holding our securities whose shares are aggregated for the purposes of reporting share ownership information include Pascal Levensohn Revocable Trust, Levensohn 2000 Children's Trust and Levensohn Securities Holdings, LLC.
(4)
Affiliates of Claremont Creek holding our securities whose shares are aggregated for the purposes of reporting share ownership information include Claremont Creek Ventures, L.P. and Claremont Creek Partners Fund, L.P.

June and July 2015 Preferred Stock Financing

        In June 2015, we sold an aggregate of 255,680 shares of our Series B-1 preferred stock at a purchase price of $5.8667 per share for an aggregate purchase price of approximately $1.5 million. In

July 2015, we sold an aggregate of 85,226 shares of our Series B-1 preferred stock at a purchase price of $5.8667 per share for an aggregate purchase price of approximately $0.5 million.

        The following table summarizes purchases of our Series B-1 preferred stock in June and July of 2015 by persons who hold more than 5% of our outstanding capital stock as of December 31, 2016:

Name of Stockholder	Shares of Series B-1 Preferred Stock	Total Purchase Price
Entities affiliated with RT Groos, LLC(1)	85,226	$500,000
Entities affiliated with Lauder Partners LLC(2)	85,226	$500,000
Motorola Solutions, Inc.	85,226	$500,000

(1)
Affiliates of RT Groos, LLC holding our securities whose shares are aggregated for the purposes of reporting share ownership information include RT Groos, LLC, Thomas T. Groos and the Thomas T. Groos Revocable Trust.
(2)
Affiliates of Lauder Partners LLC holding our securities whose shares are aggregated for the purposes of reporting share ownership information include Lauder Partners LLC and The Gary M. Lauder Revocable Trust.

February 2014 Preferred Stock Financing

        In February 2014, we sold an aggregate of 957,339 shares of our Series B-1 preferred stock at a purchase price of $5.8667 per share for an aggregate purchase price of approximately $5.6 million and issued an additional 440,093 shares of our Series B-1 preferred stock upon conversion of outstanding notes at a purchase price of $4.6934 per share for an aggregate purchase price of approximately $2.0 million. 1,287,319 shares of the total 1,397,432 shares of Series B-1 preferred stock issued in February 2014 were sold to holders who hold more than 5% of our capital stock as of December 31, 2016. In February 2014, we also sold warrants to purchase 156,851 shares of our Series B-1 preferred stock at a weighted-average exercise price of $0.17 per share to certain purchasers of Series B-1 preferred stock, all of which were sold to holders of more than 5% of our capital stock.

        The following table summarizes purchases of our Series B-1 preferred stock in February 2014 by persons who hold more than 5% of our outstanding capital stock as of December 31, 2016:

Name of Stockholder	Shares of Series B-1 Preferred Stock	Warrants to Purchase Series B-1 Preferred Stock	Total Purchase Price	Cancellation of Indebtedness upon Conversion of Note
Entities affiliated with RT Groos, LLC(1)	241,344	50,715	$1,300,000	$92,721
Entities affiliated with Lauder Partners LLC(2)	850,734	106,136	$4,000,000	$792,805
Entities affiliated with Pascal Levensohn(3)	34,414	—	$25,000	$141,519
Entities affiliated with Claremont Creek Ventures(4)	31,264	—	—	$146,734
Motorola Solutions, Inc.	142,967	—	—	$670,997
Labrador Ventures V-B, LP	16,398	—	—	$76,962

(1)
Affiliates of RT Groos, LLC holding our securities whose shares are aggregated for the purposes of reporting share ownership information include RT Groos, LLC, Thomas T. Groos and the Thomas T. Groos Revocable Trust.
(2)
Affiliates of Lauder Partners LLC holding our securities whose shares are aggregated for the purposes of reporting share ownership information include Lauder Partners LLC and The Gary M. Lauder Revocable Trust.

(3)
Affiliates of Pascal Levensohn holding our securities whose shares are aggregated for the purposes of reporting share ownership information include Pascal Levensohn Revocable Trust, Levensohn 2000 Children's Trust and Levensohn Securities Holdings, LLC.
(4)
Affiliates of Claremont Creek holding our securities whose shares are aggregated for the purposes of reporting share ownership information include Claremont Creek Ventures, L.P. and Claremont Creek Partners Fund, L.P.

Investors' Rights and Voting Agreements

        In connection with our preferred stock financings, we entered into an investors' rights agreement and a voting agreement, containing registration rights, information rights and voting rights, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors' rights agreement, as more fully described in "Description of Capital Stock – Registration Rights."

        Stockholders affiliated with certain of our directors are parties to our investors' rights agreement and voting agreement.

Employment Arrangements and Separation Agreements

        We have entered into employment agreements with our executive officers. For more information regarding these agreements with our named executive officers, see "Executive Compensation – Employment Arrangements."

Stock Option Grants to Directors and Executive Officers

        We have granted stock options to our certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers see "Management – Non-Employee Director Compensation" and "Executive Compensation," respectively.

Indemnification Agreements

        We plan to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the completion of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see "Executive Compensation – Limitations on Liability and Indemnification Matters."

Related Person Transaction Policy

        Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

        Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

        In addition, under our Code of Business Conduct and Ethics, which we intend to adopt in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

        In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

    •
    the risks, costs and benefits to us;

    •
    the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

    •
    the availability of other sources for comparable services or products; and

    •
    the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

        The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee or other independent body of our board of directors, determines in the good faith exercise of its discretion.

        All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL STOCKHOLDERS

        The following table sets forth the beneficial ownership of our common stock as of December 31, 2016, as adjusted to reflect the sale of common stock offered by us in this offering, for:

    •
    each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

    •
    each of our named executive officers;

    •
    each of our directors; and

    •
    all of our executive officers and directors as a group.

        The percentage ownership information shown in the table prior to this offering is based upon 6,306,749 shares of common stock outstanding as of December 31, 2016, after giving effect to the conversion of all outstanding shares of preferred stock into an aggregate of 4,689,753 shares of our common stock. The percentage ownership information shown in the table after this offering is based upon                shares outstanding, assuming the sale of                shares of our common stock by us in the offering.

        We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before March 1, 2017, which is 60 days after December 31, 2016. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted below, the address for persons listed in the table is c/o ShotSpotter, Inc., 7979 Gateway Blvd., Suite 210, Newark, California 94560.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Name of Beneficial Owner		Before the Offering	After the Offering
5% or greater stockholders:
Entities affiliated with Lauder Partners LLC(1)	2,462,118	37.4%
Motorola Solutions, Inc.(2).	995,234	15.6%
Entities affiliated with Claremont Creek Ventures(3).	715,380	11.3%
Entitles affiliated with RT Groos, LLC(4)	636,728	10.0%
Labrador Ventures V-B, L.P.(5).	384,971	6.1%
Other named executive officers and directors
Ralph A. Clark(6)	470,100	6.9%
Paul S. Ames(7)	12,406	*
Joseph O. Hawkins(8)	33,088	*
Randall Hawks Jr.(3)	715,380	11.3%
Pascal Levensohn(9)	68,513	1.1%
Thomas T. Groos(4)	636,728	10%
Gary M. Lauder(1)	2,462,118	37.4%
Marc Morial(10)	3,921	*
All current executive officers and directors as a group (10 persons)(11)	4,406,666	61.7%

*
Represents beneficial ownership of less than 1%.
(1)
Consists of (i) 1,120,235 shares of common stock held by The Gary M. Lauder Revocable Trust and 162,158 shares of common stock issuable to The Gary M. Lauder Revocable Trust pursuant to warrants exercisable within 60 days of December 31, 2016; and (ii) 1,073,589 shares of common stock held by Lauder Partners LLC and 106,136 shares of common stock issuable to Lauder Partners pursuant to warrants exercisable within 60 days of December 31, 2016. Mr. Lauder is a Trustee of The Gary M. Lauder Revocable Trust and the General Partner of Lauder Partners LLC. The address for The Gary M. Lauder Revocable Trust and Lauder Partners LLC is 40th Floor, 767 Fifth Ave., New York, NY 10153.
(2)
Consists of 910,008 shares of common stock held by Motorola Solutions, Inc. and 85,226 shares of common stock issuable to Motorola Solutions, Inc. pursuant to warrants exercisable within 60 days of December 31, 2016. The address of Motorola Solutions, Inc. is 500 West Monroe Street, Chicago, IL 60661.
(3)
Consists of (i) 692,131 shares of common stock held by Claremont Creek Ventures, L.P.; and (ii) 23,249 shares of common stock held by Claremont Creek Partners Fund, L.P. Claremont Creek Partners, LLC is the general partner of Claremont Creek Ventures, L.P. and Claremont Creek Partners Fund, L.P. Nat Goldhaber and Randall Hawks Jr. are managing members of Claremont Creek Partners, LLC. As a result, each of the managing members of Claremont Creek Partners, LLC may be deemed to share beneficial ownership of the shares held by the Claremont Creek Ventures, L.P. and Claremont Creek Partners Fund, L.P. Mr. Hawks disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for Claremont Creek Ventures, L.P. and Claremont Creek Partners Fund, L.P. is 300 Frank H. Ogawa Plaza, Suite 350, Oakland, CA 94612.
(4)
Consists of (i) 518,376 shares of common stock held by RT Groos, LLC and 39,881 shares of common stock issuable to RT Groos, LLC pursuant to warrants exercisable within 60 days of December 31, 2016,; (ii) 62,514 shares of common stock held by the Thomas T. Groos Revocable Trust and 13,973 shares of common stock issuable to the Thomas T. Groos Revocable Trust pursuant to warrants exercisable within 60 days of December 31, 2016; and (iii) 1,984 shares of common stock held directly by Mr. Groos. Thomas T. Groos holds voting and dispositive power for the shares held by RT Groos LLC, and the Thomas T. Groos Revocable Trust and disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for RT Groos LLC, and the Thomas T. Groos Revocable Trust is Ionia St. SW Suite 505, Grand Rapids, MI 49503.

(5)
The address of Labrador Ventures V-B, L.P. is 456 Montgomery St. Suite 400, San Francisco CA 94104.
(6)
Consists of 470,100 shares of common stock issuable under outstanding stock options exercisable within 60 days of December 31, 2016.
(7)
Consists of (i) 10,110 shares of common stock held directly by Sophie and Paul Ames and (ii) 2,296 shares of common stock issuable under outstanding stock options exercisable within 60 days of December 31, 2016.
(8)
Consists of 33,088 shares of common stock issuable under outstanding stock options exercisable within 60 days of December 31, 2016.
(9)
Consists of (i) 42,759 shares of common stock held by Pascal Levensohn Revocable Trust and 1,800 shares of common stock issuable to Pascal Levensohn Revocable Trust pursuant to warrants exercisable within 60 days of December 31, 2016; (ii) 12,087 shares of common stock held by Levensohn 2000 Children's Trust and 785 shares of common stock issuable to Levensohn 2000 Children's Trust pursuant to warrants exercisable within 60 days of December 31, 2016; (iii) 6,455 shares of common stock held by Levensohn Securities Holdings, LLC and 262 shares of common stock issuable to Levensohn Securities Holdings, LLC pursuant to warrants exercisable within 60 days of December 31, 2016; and (iv) 1,131 shares of common stock held by Pascal Levensohn, 48 shares of common stock issuable to Pascal Levensohn pursuant to warrants exercisable within 60 days of December 31, 2016, and 3,186 shares of common stock issuable to Pascal Levensohn under outstanding stock options exercisable within 60 days of December 31, 2016. Pascal Levensohn holds voting and dispositive power for the shares held by Pascal Levensohn Revocable Trust, Levensohn 2000 Children's Trust and Levensohn Securities Holdings LLC and disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for Pascal Levensohn Revocable Trust, Levensohn 2000 Children's Trust and Levensohn Securities Holdings LLC is 1971 Vallejo Street, Saint Helena, CA 94574.
(10)
Consists of 3,921 shares of common stock issuable under outstanding stock options exercisable within 60 days of December 31, 2016.
(11)
Includes 517,003 shares of common stock issuable under outstanding stock options exercisable within 60 days of December 31, 2016 held by our current executive officers and directors.

 DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part. We refer in this section to our amended and restated certificate of incorporation and amended and restated bylaws that we intend to adopt in connection with this offering as our certificate of incorporation and bylaws, respectively.

General

        Upon the completion of this offering, our certificate of incorporation will authorize us to issue up to            shares of common stock, $0.001 par value per share, and            shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of December 31, 2016, after giving effect to the conversion of all outstanding preferred stock into shares of our common stock in connection with the completion of the offering, there would have been an aggregate of 6,306,749 shares of common stock issued and outstanding, held by 203 stockholders of record.

Common Stock

Voting Rights

        Upon the completion of this offering, each holder of our common stock will be entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the completion of this offering, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able elect all of the directors standing for election, if they should so choose.

Dividends

        Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock will be entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

        In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

        Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

        All currently outstanding shares of preferred stock will be converted to common stock upon the completion of this offering.

        Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to            shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

        We have no present plans to issue any shares of preferred stock.

Options

        As of December 31, 2016, options to purchase an aggregate of 1,130,141 shares of common stock were outstanding under our 2005 Plan at a weighted-average exercise price of $0.8571 per share. For additional information regarding the terms of our 2005 Plan, see "Executive Compensation – Equity Incentive Plans – 2005 Equity Incentive Plan."

Warrants

        As of December 31, 2016, warrants to purchase an aggregate of 680,027 shares of our Series B-1 preferred stock at a weighted-average exercise price of $4.5527 per share were outstanding. The warrants contain a provision for the adjustment of the exercise price and the number of shares issuable upon the exercise of the applicable warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

        After the completion of this offering, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon conversion of our preferred stock in connection with this offering, will be entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of an investors' rights agreement. These shares are collectively referred to herein as registrable securities.

        The investors' rights agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. As of December 31, 2016, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock in connection with the completion of the offering, there would have been an aggregate of 4,957,626 registrable securities that were entitled to these demand, piggyback and S-3 registration rights.

Demand Registration Rights

        At any time beginning 180 days following the effective date of the registration statement of which this prospectus forms a part, the holders of a majority of the registrable securities then outstanding have the right to make up to two demands that we file a registration statement under the Securities Act covering the registration of the registrable securities then outstanding and with an anticipated aggregate offering price of at least $10.0 million, net of underwriting discounts and expenses, subject to specified exceptions.

Piggyback Registration Rights

        If we register any securities for public sale, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, provided that the registration does not include shares of any other selling stockholder. If the registration does not include shares of any other selling stockholder, any or all of the registrable securities may be excluded from such registration.

Registration on Form S-3

        If we are eligible to file a registration statement on Form S-3, the holders have the right to demand that we file registration statements on Form S-3; provided, that at least 10% of the registrable securities then outstanding make the demand request and the aggregate amount of securities to be sold under the registration statement is at least $3.0 million, net of underwriting discounts and commissions. We are not obligated to effect a demand for registration on Form S-3 by holders of our registrable securities more than twice during any 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

        We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

        The registration rights will terminate upon the earlier of the following to occur: (i) such time after this offering in which the holder of registrable securities holds one percent or less of our common stock and all registrable securities held by such holder (and together with any affiliate of the holder with whom such holder must aggregate its sales under Rule 144 of the Securities Act) can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act or (ii) after the consummation of a "deemed liquidation event", as described and defined in our amended and restated certificate of incorporation, as amended from time to time.

Anti-Takeover Provisions

Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

    •
    before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    •
    upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    •
    on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines a "business combination" to include the following:

    •
    any merger or consolidation involving the corporation and the interested stockholder;

    •
    any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    •
    subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    •
    any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

    •
    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

        Our certificate of incorporation will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws will also provide that directors may be removed by the stockholders only for cause upon the vote of a majority of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

        Our certificate of incorporation and bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

        Our bylaws will also provide that stockholders seeking to present proposals before our annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and, subject to applicable law, will specify requirements as to the form and content of a stockholder's notice.

        Our certificate of incorporation and bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of a majority of our outstanding common stock.

        The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

        These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

        Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is            .

Listing

        We have applied for listing of our common stock on the NASDAQ Capital Market under the trading symbol "SSTI."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, no public market existed for our common stock, and although we expect that our common stock will be approved for listing on the NASDAQ Capital Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

        Based on our shares outstanding as of December 31, 2016, upon completion of this offering,            shares of our common stock will be outstanding, assuming no exercise of the underwriters' warrant and no exercise of outstanding options or warrants.

        All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our "affiliates," as that term is defined under Rule 144 under the Securities Act. The remaining 6,306,749 outstanding shares of common stock held by existing stockholders are "restricted securities," as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 and 701 promulgated under the Securities Act.

        As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, the restricted securities will be available for sale in the public market as follows:

    •
    no shares will be eligible for immediate sale upon the completion of this offering; and

    •
    approximately            shares will be eligible for sale upon expiration of lock-up agreements and market standoff provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

        We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options and warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

        In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

        Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

    •
    the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

    •
    we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

    •
    we are current in our Exchange Act reporting at the time of sale.

        Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

        Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

    •
    1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after the completion of this offering based on the number of shares outstanding as of December 31, 2016; or

    •
    the average weekly trading volume of our common stock on the NASDAQ Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

        In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of December 31, 2016, 105,637 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. However, all Rule 701 shares are subject to lock-up agreements as described below and in "Underwriting" and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

        As of December 31, 2016, options to purchase an aggregate of 1,130,141 of our common stock were outstanding. As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans, including pursuant to outstanding options. See "Executive Compensation – Equity Incentive Plans" for a description of our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

        In connection with this offering, we, our directors and officers and holders of approximately        % of our equity securities outstanding immediately prior to this offering, have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable for our common stock for 180 days after the date of this prospectus without the prior written consent of Roth Capital Partners on behalf of the underwriters.

        The agreements do not contain any pre-established conditions to the waiver of Roth Capital Partners on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

        In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our investors' rights agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

        Upon the completion of this offering, the holders of                shares of our common stock, or their transferees, will be entitled to specified rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock – Registration Rights" for additional information.

 MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

    •
    an individual who is a citizen or resident of the United States;

    •
    a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

    •
    an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

    •
    a trust if (1) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service, which we refer to as the IRS, and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

        We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

        In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

        Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in "Gain on Sale, Exchange or Other Disposition of Our Common Stock." Any such distribution will also be subject to the discussion below under the heading "Foreign Accounts."

        Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        To claim a reduction or exemption from withholding, a non-U.S. holder of our common stock generally will be required to provide (a) a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the United States and such holder's country of residence, or (b) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder's conduct of a trade or business within the United States. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

        Subject to the discussion below regarding backup withholding and foreign accounts, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder's sale, exchange or other disposition of shares of our common stock unless:

    •
    the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in "Distributions on Our Common Stock" also may apply;

    •
    the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States); or

    •
    our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation." Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded, as defined by applicable Treasury Regulations, on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

        We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if it certifies its non-U.S. status by providing a valid IRS Form W-8BEN or W-8BEN-E (or successor form) or W-8ECI, or otherwise establishes an exemption; provided we do not have actual knowledge or reason to know such non-U.S. holder is a U.S. person, as defined in the Code. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in "Distributions on Our Common Stock," generally will be exempt from U.S. backup withholding.

        Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder's U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

        The Code generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules. A U.S. federal withholding tax of 30% also applies to dividends and will apply to the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity, or otherwise qualifies for an exemption from these rules. The withholding provisions described above currently apply to dividends paid on our common stock and will generally apply with respect to gross proceeds of a sale or other disposition of our common stock on or after January 1, 2019.

        Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph.

        EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

        We have entered into an underwriting agreement with the several underwriters listed in the table below. Roth Capital Partners, LLC is the representative of the underwriters. We refer to the several underwriters listed in the table below as the "underwriters." Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, shares of our common stock. Our common stock is expected to trade on the NASDAQ Capital Market under the symbol "SSTI."

        Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase from us, the respective number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Roth Capital Partners, LLC
Imperial Capital, LLC

        The underwriters are committed to purchase all of the shares of common stock offered by us, other than those covered by the option to purchase additional shares of common stock described below, if any of the shares of common stock are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters' obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions and no material adverse change to our business.

        The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option

        We have granted the underwriters an option to buy up to an additional            shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

        The underwriters may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the underwriters exercise this option, the underwriters will be obligated, subject to certain conditions, to purchase the additional shares of common stock for which the option has been exercised.

Discounts, Commissions and Expenses

        The following table shows the public offering price, underwriting discounts and commissions payable to the underwriters by us in connection with this offering, and proceeds to us, before expenses

(assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters):

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Public offering price
Underwriting discounts and commissions paid to us
Proceeds to us, before expenses

        We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters payable by us, in an aggregate amount not to exceed $150,000. The underwriting agreement, however, provides that in the event this offering is terminated, the underwriters will only be entitled to the reimbursement of out-of-pocket accountable expenses actually incurred in accordance with FINRA Rule 5110(f)(2)(D).

        The underwriters propose to offer the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After this offering, the public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

        We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

Indemnification

        We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters or such other indemnified parties may be required to make in respect thereof.

Underwriters' Warrant

        We have agreed to issue to the underwriters warrants initially exercisable for up to            shares of common stock. The warrants are not included in the securities being sold in this offering. The shares issuable upon exercise of the warrants are identical to those offered by this prospectus. The warrants are exercisable at a per share price equal to 120% of the price per share in this offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the five-year period commencing one year from the effective date of this offering, which period shall not extend further than five years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under Rule 5100(g)(1)) will not sell, transfer, assign, pledge or hypothecate the warrants or the securities underlying the warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.

Lock-Up Agreements

        We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of the underwriters for a period of 90 days following the date of this prospectus, subject to an 18-day extension under certain circumstances (the "Lock-up Period"). This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock sold in this offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants and the vesting of restricted stock awards or units, and (iii) the issuance of employee stock options not exercisable during the Lock-up Period and the grant, redemption or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans.

        In addition, each of our directors, executive officers, and a majority of our existing stockholders have entered into a lock-up agreement with the underwriters. Under the lock-up agreements, our directors, executive officers and stockholders may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open "put equivalent position" (within the meaning of Rule 16a-1(h) under the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of the underwriters, for a period of 180 days from the closing date of this offering, subject to an 18-day extension under certain circumstances. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors, executive officers and stockholders are subject to exceptions for (i) one or more bona fide gift transfers of securities to immediate family members who agree to be bound by these restrictions and (ii) transfers of securities to one or more trusts for bona fide estate planning purposes, amongst others.

Electronic Distribution

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act:

    •
    Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

    •
    Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    •
    Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    •
    Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

        In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

        Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer Restrictions Outside the United States

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

        This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

        The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People's Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to "qualified domestic institutional investors."

European Economic Area

        The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC ("Prospectus Directive"), as implemented in Member States of the European Economic Area (each, a "Relevant Member State"), from the requirement to produce a prospectus for offers of securities.

        An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

    •
    to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    •
    to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

    •
    to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

    •
    in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company of a prospectus pursuant.

France

        This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers ("AMF"). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

        This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

        Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d'investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

        Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

        The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the "Prospectus Regulations"). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

        The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

        The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, "CONSOB", pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 ("Decree No. 58"), other than:

    •
    to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 ("Regulation no. 1197l") as amended ("Qualified Investors"); and

    •
    in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

        Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

    •
    made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

    •
    in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

        Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

        The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "FIEL") pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

        This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissã do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are "qualified investors" (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

        This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are "qualified investors" (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

        The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

        This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

        Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the company.

        No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

        This prospectus is not an approved prospectus for purposes of the UK Prospectus Rules, as implemented under the EU Prospectus Directive 2003/71/EC, and has not been approved under section 21 of the Financial Services and Markets Act 2000 (as amended)(the "FSMA") by a person authorized under FSMA. The financial promotions contained in this prospectus are directed at, and this prospectus is only being distributed to: (1) persons who receive this prospectus outside of the United Kingdom; and (2) persons in the United Kingdom who fall within the exemptions under articles 19 (investment professionals) and 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as "Relevant Person(s)"). This prospectus must not be acted upon or relied upon by any person who is not a Relevant Person. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person that is not a Relevant Person.

        The underwriters have represented, warranted and agreed that:

    •
    they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA in connection with the issue or sale of any of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

    •
    they have complied with and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

 LEGAL MATTERS

        Cooley LLP, San Francisco, California, will pass upon the validity of the shares of common stock offered hereby. The underwriters are being represented by Robinson Brog Leinwand Greene Genovese & Gluck P.C., New York, New York, in connection with the offering.

EXPERTS

        The consolidated financial statements of ShotSpotter, Inc. as of and for the years ended December 31, 2016 and 2015 included in this prospectus have been audited by Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, as set forth in their report therein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus, which constitutes a part of the registration statement. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

        You can read our SEC filings, including the registration statement, over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.shotspotter.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

SHOTSPOTTER, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
ShotSpotter, Inc.
Newark, CA

        We have audited the accompanying consolidated balance sheets of ShotSpotter, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ShotSpotter, Inc. as of December 31, 2016 and 2015 and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
March 29, 2017

ShotSpotter, Inc.
Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31,		December 31, 2016 Pro Forma Stockholders' Deficit
	2015	2016
			(see Note 3) (unaudited)
Assets
Current assets
Cash and cash equivalents	$4,124	$3,865
Accounts receivable	2,666	2,410
Prepaid expenses and other current assets	445	567
Restricted cash	30	30

Total current assets	7,265	6,872
Property and equipment, net	7,013	8,959
Intangible assets, net	52	66
Other assets	226	220

Total assets	$14,556	$16,117

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable	$926	$1,336
Deferred revenue, short-term	7,434	10,863
Accrued expenses and other current liabilities	1,320	2,359
Notes payable, short-term	—	667

Total current liabilities	9,680	15,225
Notes payable, net of short-term portion	9,565	11,012
Convertible preferred stock warrant liability	1,351	1,875	$—
Deferred revenue, long-term	2,322	3,112
Deferred rent, long-term	15	24

Total liabilities	22,933	31,248

Commitments and contingencies (Note 14)
Series B-1 convertible preferred stock: $0.005 par value; 4,773,000 shares authorized; 3,848,023 shares issued and outstanding as of December 31, 2015 and 2016; aggregate liquidation preference of $22,575 as of December 31, 2015 and 2016; no shares issued and outstanding, pro forma	22,075	22,075	—
Series A-2 convertible preferred stock: $0.005 par value; 1,177,000 shares authorized; 1,176,423 shares issued and outstanding as of December 31, 2015 and 2016; aggregate liquidation preference of $20,000 as of December 31, 2015 and 2016; no shares issued and outstanding, pro forma	20,000	20,000	—
Stockholders' Deficit:
Common stock: $0.005 par value; 8,000,000 shares authorized; 1,583,601 and 1,616,996 shares issued and outstanding as of December 31, 2015 and 2016, respectively; 6,306,749 shares issued and outstanding, pro forma as of December 31, 2016	8	8	32
Additional paid-in capital	30,295	30,403	74,329
Accumulated deficit	(80,755)	(87,615)	(87,615)
Accumulated other comprehensive loss	—	(2)	(2)

Total stockholders' deficit	(50,452)	(57,206)	(13,256)

Total liabilities and stockholders' deficit	$14,556	$16,117

See accompanying notes to consolidated financial statements.

ShotSpotter, Inc.
Consolidated Statements of Operations
(In thousands, except share and per share data)

	Year Ended December 31,
	2015	2016
Revenues	$11,791	$15,507
Cost of revenues	8,304	9,549

Gross profit	3,487	5,958
Operating expenses
Sales and marketing	3,841	4,475
Research and development	3,359	4,093
General and administrative	1,807	2,362

Total operating expenses	9,007	10,930

Operating loss	(5,520)	(4,972)
Other expense, net
Interest expense, net	(643)	(1,317)
Remeasurement of convertible preferred stock warrant liability	—	(524)
Other expense, net	(28)	(47)

Total expense, net	(671)	(1,888)

Net loss	$(6,191)	$(6,860)

Net loss per share, basic and diluted	$(3.99)	$(4.28)

Weighted average shares used in computing net loss per share, basic and diluted	1,552,780	1,602,402

Pro forma net loss per share, basic and diluted (unaudited)		$(1.09)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		6,292,155

See accompanying notes to consolidated financial statements.

ShotSpotter, Inc.
Consolidated Statements of Comprehensive Loss
(In thousands)

	Year Ended December 31,
	2015	2016
Net loss	$(6,191)	$(6,860)
Other comprehensive loss:
Change in foreign currency translation adjustment	—	(2)

Comprehensive loss	$(6,191)	$(6,862)

See accompanying notes to consolidated financial statements.

Shotspotter, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders' Deficit
(In thousands, except share data)

	Series B-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock
					Common Stock				Accumulated Other Comprehensive Loss
							Additional Paid-in Capital	Accumulated Deficit		Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Par Value
Balance at December 31, 2014	3,507,117	$20,081	1,176,423	$20,000	1,538,402	$8	$30,127	$(74,564)	$—	$(44,429)
Issuance of Series B-1 convertible preferred stock, net of issuance costs of $6	340,906	1,994								—
Exercise of stock options					45,199		31			31
Stock-based compensation							137			137
Net loss								(6,191)		(6,191)

Balance at December 31, 2015	3,848,023	22,075	1,176,423	20,000	1,583,601	8	30,295	(80,755)	—	(50,452)
Exercise of stock options					33,395		25			25
Stock-based compensation							83			83
Other comprehensive loss									(2)	(2)
Net loss								(6,860)		(6,860)

Balance at December 31, 2016	3,848,023	$22,075	1,176,423	$20,000	1,616,996	$8	$30,403	$(87,615)	$(2)	$(57,206)

See accompanying notes to consolidated financial statements.

ShotSpotter, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2015	2016
Cash flows from operating activities:
Net loss	$(6,191)	$(6,860)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	2,264	2,551
Stock-based compensation	137	83
Amortization of debt issuance costs	88	131
Loss on debt extinguishment	77	—
Remeasurement of convertible preferred stock warrant liability	—	524
Loss on disposal of property and equipment	30	27
Changes in operating assets and liabilities:
Accounts receivable	(1,845)	255
Prepaid expenses and other assets	(115)	(90)
Accounts payable	69	410
Accrued expenses and other current liabilities	334	1,049
Deferred revenue	1,649	4,177

Net cash (used in) provided by operating activities	(3,503)	2,257

Cash flows from investing activities:
Purchase of property and equipment	(2,155)	(4,476)
Investment in intangible and other assets	(25)	(78)

Net cash used in investing activities	(2,180)	(4,554)

Cash flows from financing activities:
Proceeds from line of credit	1,900	—
Proceeds from term note	10,000	2,000
Payment of debt issuance costs	(319)	(17)
Proceeds from issuance of Series B-1 convertible preferred stock, net of issuance costs	1,994	—
Repayment of line of credit	(1,900)	—
Repayment of term note	(3,060)	—
Proceeds from exercise of stock options	31	25

Net cash provided by financing activities	8,646	2,008

Increase (decrease) in cash and cash equivalents	2,963	(289)
Effect of exchange rate on cash and cash equivalents	—	30
Cash and cash equivalents at beginning of year	1,161	4,124

Cash and cash equivalents at end of year	$4,124	$3,865

Supplemental cash flow disclosures:
Cash paid for interest	$374	$1,186

Supplemental disclosure of non-cash financing activities:
Issuance of Series B-1 convertible preferred stock warrants in connection with the issuance of notes payable to a financial institution	$147	$—

See accompanying notes to consolidated financial statements.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

Note 1. Organization and Description of Business

        ShotSpotter, Inc. (the "Company") provides gunshot detection solutions that help law enforcement officials and security personnel identify, locate and deter gun violence. The Company offers its software solutions on a SaaS-based subscription model to its customers.

        The Company's principal executive offices are located in Newark, California. The Company has one subsidiary, ShotSpotter (Pty) Ltd. formed in South Africa.

Note 2. Liquidity, Going Concern and Management's Plans

        The Company has experienced losses from operations since its inception. Historically, the Company has relied on equity and debt financing to sustain its operations. For the years ended December 31, 2015 and 2016, the Company has incurred net losses of $6.2 million and $6.9 million, respectively. Net cash used in operating activities was $3.5 million for the year ended December 31, 2015. In contrast, net cash provided by operating activities was $2.3 million for the year ended December 31, 2016.

        As of December 31, 2015 and 2016, the Company had cash and cash equivalents of $4.1 million and $3.9 million, respectively, and an accumulated deficit of $80.8 million and $87.6 million, respectively. The Company's primary sources of capital to date have been from revenue, private placements of convertible preferred securities and amounts borrowed under its credit facility. As of December 31, 2016, the Company had $12.0 million in outstanding borrowings under its credit facility, subject to certain restrictive covenants. On March 28, 2017, the Company amended its loan and security agreement with a financial services company to provide for additional borrowings of $3.0 million, with $1.5 million funded as of March 28, 2017. See Note 15 for further details regarding the additional financing.

        As of December 30, 2015 and 2016, the Company expects that its existing cash and cash equivalents, outstanding borrowings under its credit facility and cash flow generated from sales revenue will be sufficient to meet its capital requirements and fund its operations through at least 12 months after the date that these financial statements were issued. If these sources are insufficient to satisfy its liquidity requirements, however, it may seek to sell additional equity or debt securities or obtain additional borrowing capacity under its credit facility. If the Company were to raise additional funds by issuing equity securities, its stockholders would experience dilution. Debt financing, if available, may involve covenants restricting its operations or its ability to incur additional debt. Any debt financing or additional equity that the Company may raise may contain terms that are not favorable to the Company or its stockholders. Additional financing may not be available at all, or in amounts or on terms acceptable to the Company. If the Company is unable to obtain additional financing, it may be required to delay the development, commercialization and marketing of its services. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

        The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

financial statements include the results of the Company and its wholly-owned subsidiary, ShotSpotter (Pty) Ltd. All significant intercompany transactions have been eliminated during consolidation.

Reverse Stock Split and Amendment to Certificate of Incorporation

        In December 2016, the Company's Board of Directors ("Board") and stockholders approved the amendment and restatement of the Company's Amended and Restated Certificate of Incorporation of the Company to effect a one-for-17 reverse stock split of the outstanding shares of the Company's capital stock, such that each 17 shares of capital stock issued and outstanding, automatically and without any action on the part of the respective holders thereof, combined into one share of the same class and series of capital stock.

        The reverse stock split was effected as of December 30, 2016 and decreased the Company's issued and outstanding shares of common stock from 27,490,402 shares to 1,616,996 shares, and decreased the Company's issued and outstanding shares of convertible preferred stock from 85,417,135 shares to 5,024,446 shares.

        All share and per share data in the accompanying financial statements and their related notes for all periods presented have been retroactively adjusted to give effect to the reverse stock split.

Unaudited Pro Forma Balance Sheet and Net Loss Information

        Unaudited pro forma balance sheet and unaudited pro forma net loss information reflects 1,616,996 shares of the Company's common stock outstanding at December 31, 2016, and assumes (1) the conversion of all 3,848,023 outstanding shares of Series B-1 convertible preferred stock into 3,848,023 shares of the Company's common stock, (2) conversion of all 1,176,423 shares of Series A-2 convertible preferred stock into 841,730 shares of the Company's common stock (see Note 15), and (3) the reclassification of the convertible preferred stock warrant liability into additional paid-in capital, in each case in connection with the closing of the Company's contemplated initial public offering of its common stock (the "IPO") as of the end of the respective period or the date of issuance, if earlier. Shares of common stock to be sold in the Company's contemplated IPO and related net proceeds are excluded from such pro forma information.

Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its significant estimates including the valuation of accounts receivable, the lives of tangible and intangible assets, stock-based compensation expense, preferred stock warrant liabilities, and accounting for income taxes. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions it believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could be material to the Company's financial position and results of operations.

Revenue Recognition

        The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, and, accordingly, when all of the following criteria are met.

    •
    Persuasive evidence of an arrangement exists

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

    •
    Delivery has occurred or services have been rendered

    •
    The sales price is fixed or determinable

    •
    Collection of the related receivable is reasonable assured

        The Company generates substantially all of its revenues from the sale of gunshot detection subscription services, in which gunshot data generated by Company-owned sensors and software is sold to customers through a cloud-based hosting application for a specified contract period. Typically, the initial contract period is one to five years in length. The subscription contract is noncancelable without cause. Generally, these service arrangements do not provide the customer with the right to take possession of the hardware or software supporting the subscription service at any time. Therefore, these service arrangements are accounted for as subscriptions. A small portion of the Company's revenues are generated from the delivery of setup services to install Company-owned sensors in the customer's coverage area and other services including training and license to integrate with third-party applications. Each type of revenue is recognized as follows:

    Subscription Revenues – The Company recognizes subscription revenues ratably over the subscription period committed by the customer and commencing when the subscription service is fully operational and ready to go live, that is, upon completion of all deliverables stated in the signed customer acceptance form, assuming all other revenue recognition criteria are met.

    Revenue from Setup Fees – The Company recognizes revenues from setup fees ratably based on the expected customer relationship period, typically over five years, which may extend beyond the initial contract period. In determining the expected customer relationship period, the Company considers specific customer details and renewal history with similar customers.

        The Company generally invoices its customers for 50% of the total contract price at the time the contract is signed, and for the remaining 50% of the total contract price when the subscription service is operational and ready to go live.

        The terms of the Company's service agreements contain multiple deliverables, which include the subscription service and setup services, as described above. The Company evaluates its multiple-element arrangements to determine (i) the deliverables included in the arrangement and (ii) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. Deliverables are considered separate units of accounting provided that (1) the delivered item has standalone value to the customer; and (2) if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company's control. The Company allocates revenue to each element in an arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its estimated selling price, as neither vendor specific objective evidence nor third party evidence of selling price is available. Any discount is allocated proportionally to all deliverables in the arrangement.

        The Company has concluded that the setup services do not have stand-alone value to customers since the Company has not historically sold these services separately. In addition, these services have no value to the customer in the absence of the subscription service sold by the Company. Accordingly, the Company does not present revenues from setup fees separately on the consolidated statements of operations.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

        If a customer renews its subscription after the expiration of the previous subscription term, the Company only recognizes revenue for a renewal upon receipt of a signed contract from the customer, which could be several months following expiration of the original contract. The term of the renewed subscription starts on the original expiration date, as service is generally not discontinued upon the expiration of a contract if the contract is expected to be renewed. The Company recognizes revenue for the elapsed term in the month in which the renewal contract is executed.

Deferred Revenue

        Deferred revenue consists substantially of amounts billed, or payments received in advance of revenue recognition, as described above. Once all revenue recognition criteria have been met, the deferred revenue is recognized. The short-term portion of deferred revenue represents the unearned revenue that has been collected in advance that will be recognized within 12 months of the balance sheet date. Correspondingly, long-term deferred revenue represents the unearned revenue that will be earned and recognized after 12 months from the balance sheet date.

Cost of Revenue

        Cost of revenue includes all costs of providing the Company's services and supporting its customers. Cost of revenue primarily includes costs associated with the delivery of services, product and maintenance costs, shipping and handling costs, depreciation of hardware and an allocation of certain overhead and facility costs.

Advertising and Promotion Costs

        Advertising and promotion costs are expensed as incurred. Advertising and promotion costs were $0.3 million and $0.5 million in the years ended December 31, 2015 and 2016, respectively, and were included in sales and marketing expense in the consolidated statements of operations.

Shipping and Handling Costs

        Shipping and handling costs include the cost of shipping the Company's sensors and related hardware to customers' coverage areas and are capitalized in property and equipment during installation and included in cost of revenues after customer "go-live," which represents the date on which the customer accepts delivery of contract deliverables. Shipping and handling costs were $28,000 and $39,000 for the years ended December 31, 2015 and 2016, respectively.

Research and Development Costs

        Research and development costs are expensed as incurred and consisted primarily of salaries and benefits, consultant fees, certain facilities costs, and other direct costs associated with the continued development of the Company's solutions.

Cash and Cash Equivalents

        Cash and cash equivalents include all cash and highly liquid investments with an original maturity of three months or less. At December 31, 2015 and 2016, the Company's cash and cash equivalents consisted of cash deposited in financial institutions.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

Restricted Cash

        At December 31, 2015 and 2016, restricted cash consisted of certificates of deposit held at a financial institution as collateral for credit cards held by the Company.

Foreign Currency Translation

        The functional currency for the Company's foreign subsidiary, ShotSpotter (Pty) Ltd., is the local currency (South African Rand). The assets and liabilities of the subsidiary are translated into U.S. dollars using the exchange rate at the end of each balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. Gains and losses from translations are recognized in foreign currency translation included in accumulated other comprehensive loss in the accompanying consolidated balance sheets. Foreign currency exchange gains and losses are recorded in other expense, net, in the accompanying consolidated statements of operations.

Accounts Receivable

        Accounts receivable consist of trade accounts receivables from the Company's customers, net of an allowance for doubtful accounts if deemed necessary. Accounts receivable are recorded at the invoiced amount. The Company does not require collateral or other security for accounts receivable. The Company periodically evaluates the collectability of its accounts receivable and provides an allowance for potential credit losses based on historical experience. At December 31, 2015 and 2016, the Company did not have an allowance for potential credit losses as there were no estimated credit losses.

Concentrations of Risk

    Credit Risk – Financial instruments that potentially subject the Company to concentration of credit risk consisted primarily of restricted cash, cash and cash equivalents and accounts receivable from trade customers. The Company maintains its cash deposits at two domestic financial institutions. The Company is exposed to credit risk in the event of default by a financial institution to the extent that cash and cash equivalents are in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company generally places its cash and cash equivalents with high-credit quality financial institutions. To date, the Company has not experienced any losses on its cash and cash equivalents.

    Concentration of Accounts Receivable – At December 31, 2015, three customers accounted for 24%, 20% and 19% of the Company's accounts receivable. At December 31, 2016, three customers accounted for 27%, 16% and 11% of the Company's accounts receivable. Fluctuations in accounts receivable result from timing of the Company's execution of contracts and collection of related payments.

    Concentration of Revenues – For the year ended December 31, 2015, no single customer accounted for 10% or more of the Company's total annual revenues. For the year ended December 31, 2016, two customers each accounted for 12% of the Company's total annual revenues.

    Concentration of Suppliers – The Company relies on a limited number of suppliers and contract manufacturers. In particular, a single supplier is currently the sole manufacturer of the Company's proprietary sensors.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

Intangible Assets

        Intangible assets consisted of acquired patents and capitalized legal fees related to obtaining patents. Intangible assets are carried at cost, less accumulated amortization. Amortization is computed on a straight-line basis over three years, the estimated useful life of the assets.

Property and Equipment, net

        Property and equipment, net, is stated at cost, less accumulated depreciation and amortization. The Company depreciates property and equipment using the straight-line method over their estimated useful lives, ranging from three to five years. Leasehold improvements are amortized over the shorter of the asset's useful life or the remaining lease term, which is five years.

Accounting for Impairment of Long-Lived Assets

        The Company annually reviews long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of the asset to the future net cash flows which the asset is expected to generate. If such assets are determined to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the future net cash flows arising from the assets. Assets to be disposed of are reported at the lower of their carrying amounts or fair value less cost to sell. The Company has not recorded any impairment of long-lived assets through December 31, 2016.

Royalty Expense

        In 2009, the Company entered into a license agreement with a third party relating to a patented gunshot digital imaging system that facilitates integration with certain third-party systems. The terms of the license agreement require the Company to pay a one-time fee of $5,000 for each license sold to a customer allowing the customer to integrate their ShotSpotter service with a third-party application, such as a video management system, with a minimum annual amount due of $75,000. In 2015 and 2016, the Company incurred only the $75,000 minimum amount. The license agreement renews automatically on each subsequent year unless it is terminated in accordance with the agreement.

        The royalty fee due for each license sold to a customer is capitalized as property and equipment and amortized over the estimated useful life. The difference in royalty fees capitalized in property and equipment and the minimum annual payment is classified as general and administrative expense in the consolidated statements of operations and was $35,000 and $35,000 for the years ending December 31, 2015 and 2016, respectively.

Capitalized Internal-Use Software

        Costs incurred to develop software for internal use and for the Company's solutions are capitalized and amortized over such software's estimated useful life. Costs capitalized during all periods presented have not been material.

Other Comprehensive Loss

        Other comprehensive loss is generally gains or losses associated with fluctuations in currency exchange rates for revenues and expenses paid in foreign currency. For the year ended December 31, 2015, the Company did not have any other comprehensive income or loss and, therefore, net loss and comprehensive loss were the same for this period. For the year ended December 31, 2016, other

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

comprehensive loss consisted of foreign currency translation adjustments related to the Company foreign operations.

Convertible Preferred Stock

        The Company recorded the convertible preferred stock at fair value on their dates of issuance, net of issuance costs. The convertible preferred stock is recorded outside of stockholders' deficit in the consolidated balance sheets because in the event of certain deemed liquidation events considered not to be solely within the Company's control, such as a merger, acquisition, or sale of all or substantially all of the Company's assets, the convertible preferred stock will become redeemable at the option of the holders. The Company has not adjusted the carrying values of the convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such liquidation events will occur. At December 31, 2015 and 2016, it was not probable that such liquidation events would occur.

Convertible Preferred Stock Warrants

        The Company has issued warrants that are exercisable for shares of Series B-1 convertible preferred stock, or for shares of common stock upon the automatic conversion of all outstanding series of preferred stock into common stock. These warrants are classified as a preferred stock warrant liability in the consolidated balance sheets, rather than stockholders' deficit, as they met the criteria to be classified as a derivative liability. The convertible preferred stock warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized as a component of other expense, net, in the consolidated statements of operations. The Company estimates the fair value of the warrants using an option pricing method ("OPM") or probability weighed expected return method ("PWERM") that incorporates the use of OPM, to allocate the estimated value of the Company. The OPM treats classes of stock as call options on a company's enterprise value with exercise prices based on the liquidation preferences of convertible preferred stock. The OPM prices the call option using the Black-Scholes model. The PWERM relies on a forward-looking analysis to predict the possible future value of a company by weighing discrete future outcomes. The Company will continue to adjust the convertible preferred stock warrant liability for changes in fair value until the earlier of the exercise, conversion or expiration of the warrants or the completion of a deemed liquidation event.

Fair Value Measurements

        The Company uses a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. The three-level hierarchy prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those financial instruments. The three-level hierarchy for fair value measurements is defined as follows:

  Level I – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

  Level II – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

  Level III – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

        An asset's or a liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Stock-Based Compensation

        The Company generally grants options to purchase shares of its common stock to its employees and directors for a fixed number of shares with an exercise price equal to the fair value of the underlying shares at the grant date. Fair value is determined by the Board. The Company accounts for these options under ASC Topic 718, Compensation – Stock Compensation. Accordingly, all stock option grants are accounted for using the fair value method, and stock-based compensation expense is recognized as the underlying options vest. The Company uses the Black-Scholes option pricing model to measure the fair value of its stock options.

        Stock-based compensation for options granted to non-employees is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation for options granted to non-employees is periodically remeasured as the underlying options vest.

        Given the absence of a public trading market for the Company's common stock, the Board has considered numerous objective and subjective factors to determine the fair value of the Company's common stock each time stock option grants are approved. The factors include, but are not limited to: (i) the valuation of the Company's common stock by an unrelated third party; (ii) the Company's results of operations, financial position and capital resources; (iii) current economic indicators and outlook; (iv) competition for the Company's solutions; and (v) the Company's marketing methods.

        The Company estimates the grant date fair value of its common stock options using the following assumptions:

  Expected Term – The expected term represents the period that the stock-based compensation awards are expected to be outstanding. Since the Company did not have sufficient historical information to develop reasonable expectations about future exercise behavior, the Company used the simplified method to compute expected term, which reflects the weighted average of time-to-vesting.

  Risk-Free Interest Rate – The risk-free interest rate is based on the yield on U.S. Treasury yield curve in effect at the grant date.

  Expected Volatility – As the Company's common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies that are reasonably comparable to the Company's own operations.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

  Expected Dividend Yield – The expected dividend yield of the Company's common stock is assumed to be zero since the Company has never paid dividends and has no current plans to pay dividends on the Company's common stock.

Segment Information

        The Company has one operating segment with one business activity, providing gunshot detection systems. The Company's chief operating decision maker is its chief executive officer, who manages operations on a consolidated basis for purposes of allocating resources.

Income Taxes

        The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. The Company establishes a valuation allowance to reduce the deferred tax assets when it is more likely than not that a deferred tax asset will not be realizable. Changes in tax rates are reflected in the tax provision as they occur.

        In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. As of December 31, 2016, the Company does not have any unrecognized tax benefits. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Net Loss per Share Attributable to Common Stockholders

        Basic net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of common shares and common stock equivalents outstanding during the period. Common stock equivalents are only included when their effect is dilutive. Common stock equivalents are potentially dilutive securities and include convertible preferred stock, warrants and outstanding stock options. These potentially dilutive securities are excluded from the computation of diluted net loss per share if their inclusion would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to compute basic and dilutive shares outstanding due to the Company's net loss position.

Accounting Pronouncements Recently Adopted

        In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern. ASU 2014-15 provides guidance around management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The Company adopted ASU 2015-15 in the fourth quarter of fiscal 2016 on a retrospective basis.

        In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 provides guidance regarding financial statement presentation of debt issuance costs related to recognized debt liability. The guidance states

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

that debt issuance costs related to a recognized debt liability shall be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with that of debt discounts. The Company adopted this ASU in the first quarter of fiscal 2016 with retroactive application. The adoption of this ASU did not have any impact on the Company's consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The Company early adopted ASU 2015-17 as of the beginning of the fourth quarter ended December 31, 2015 on a prospective basis. There is no impact to the consolidated balance sheet amounts as a result of early adoption.

Recent Accounting Pronouncements Not Yet Effective

        In May 2014, the FASB issued ASC Topic 606, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that reflects the consideration to which the entity expects to be entitled to in exchange for those goods and services. The standard will replace most existing revenue recognition guidance generally accepted in the United States of America. Topic 606 is effective for the Company as of January 1, 2018, and permits the use of either a retrospective or cumulative effect transition method.

        The Company's preliminary assessment is that there are no material changes in the timing and amount of the recognition of revenue for our service arrangements. This preliminary assessment is based on analysis that the subscription and setup services included in the contractual arrangements are not distinct in the context of the subscription contract as they are considered highly interrelated and represent a single combined performance obligation that should be recognized ratably over time. The actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms which may vary in some instances. While the Company continues to assess all potential impacts of the new standard, the Company believes the most significant impact relates to the capitalization of sales commissions. The Company believes it is following an appropriate timeline for adoption of the new standard.

        In January 2016 the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which provides targeted improvements to the recognition, measurement, presentation and disclosure of financial assets and financial liabilities. Specific accounting areas addressed include equity investments and financial liabilities reported under the fair value option and valuation allowance assessment resulting from unrealized losses on available-for-sale securities. The ASU also changes certain presentation and disclosure requirements for financial instruments. The ASU is to be applied by means of a cumulative effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. This ASU is effective for the Company as of January 1, 2018. Early adoption, with certain exceptions, is not permitted. The Company is currently evaluating the effect this ASU will have on its consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize right-of-use assets and corresponding liabilities for all leases with an initial term in excess of twelve months. The ASU is to be adopted using a modified retrospective approach, which includes a number of practical expedients, that requires leases to be measured and recognized under the new guidance at the beginning of the earliest period presented. This ASU is effective for the Company as of

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

January 1, 2019. Early adoption is permitted. The Company is currently evaluating the effect this ASU will have on its consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which require all excess tax benefits and tax deficiencies associated with share-based payments to be recognized as income tax expense or income tax benefit, respectively, rather than as additional paid-in capital. The amendments also increase the amount an employer can withhold in order to cover income taxes on awards, allows companies to recognize forfeitures of awards as they occur, and requires companies to present excess tax benefits from stock-based compensation as an operating activity in the statement of cash flows rather than as a financing activity. The method of adoption varies with the different aspects of the ASU. The ASU is effective for the Company as of January 1, 2017. The Company does not expect adoption of this ASU to have any impact on its consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, addressing eight specific cash flow issues in an effort to reduce diversity in practice. The ASU is effective for the Company as of January 1, 2018. Early adoption is permitted. The Company is currently evaluating the effect this ASU will have on its consolidated financial statements.

        In October 2016, the FASB issued ASU 2016-16, Inter-Entity Transfers of Assets Other Than Inventory. The guidance requires entities to recognize the income tax impact of an intra-entity sale or transfer of an asset other than inventory when the sale or transfer occurs, rather than when the asset has been sold to an outside party. The guidance will require a modified retrospective application with a cumulative catch-up adjustment to opening retained earnings. The ASU is effective for the Company as of January 1, 2018. Early adoption is permitted. The Company does not expect adoption of this ASU to have any impact on its consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for the Company as of January 1, 2018. Early adoption is permitted, including adoption in an interim period as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued or made available for issuance. The Company does not expect adoption of this ASU to have any impact on its consolidated financial statements.

Note 4. Fair Value Measurements

        The carrying amounts of cash and cash equivalents, accounts payable, and accrued liabilities approximate their fair values because of the short maturity of these items.

        The fair value of the Company's notes payable approximates carrying value and was estimated using active market quotes based on the Company's current incremental borrowing rate for similar types of borrowing arrangement, which are considered to be Level II inputs.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

        The Company's convertible preferred stock warrant liability is measured on a recurring basis and is classified within Level III of the fair value hierarchy because some of the inputs used in its measurement are neither directly or indirectly observable. The valuation methodology and underlying assumptions in the fair value determination are discussed in Note 3 and Note 11.

        There were no transfers into or out of Level III during the years ended December 31, 2015 and 2016. The changes in the fair value of the convertible preferred stock warrant liability are summarized below (in thousands):

Fair Value Measurements at Reporting Date Using Level III Inputs
Fair value at December 31, 2014	$1,204
Issuance of convertible preferred stock warrants	147
Change in fair value recorded in other expense, net	—

Fair value at December 31, 2015	1,351
Change in fair value recorded in other expense, net	(524)

Fair value at December 31, 2016	$1,875

Note 5. Intangible Assets, net

        Intangible assets, net, consisted of the following (in thousands):

	December 31, 2015
	Gross	Accumulated Amortization	Net
Patents	$822	$(770)	$52

	December 31, 2016
	Gross	Accumulated Amortization	Net
Patents	$873	$(807)	$66

        Amortization expense during the years ended December 31, 2015 and 2016 was $86,000 and $37,000, respectively.

Note 6. Details of Certain Consolidated Balance Sheet Accounts

Prepaid expenses and other current assets (in thousands):

	December 31,
	2015	2016
Prepaid software and licenses	$256	$286
Other prepaid expenses	137	196
Other	52	85

Total	$445	$567

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

Property and equipment, net (in thousands):

	December 31,
	2015	2016
Deployed equipment	$10,220	$13,240
Computer equipment	776	912
Software	201	202
Furniture and fixtures	216	151
Leashold improvements	183	185
Construction in progress	861	2,084

	12,457	16,774
Accumulated depreciation and amortization	(5,444)	(7,815)

	$7,013	$8,959

        Depreciation and amortization expense for the years ended December 31, 2015 and 2016 was $2.3 million and $2.6 million, respectively.

Accrued expenses and other current liabilities (in thousands):

	December 31,
	2015	2016
Payroll liabilities	$401	$1,146
Accrued employee paid time off "PTO"	265	372
Accrued commissions	141	51
Accrued interest	104	123
Royalties payable	180	225
Other	229	442

	$1,320	$2,359

Note 7. Financing Arrangements

Notes Payable

        2014 Term Note – In November 2014, the Company entered into a loan and security agreement with a commercial bank which allowed for borrowings up to $3.0 million under a term note ("2014 Term Note") and up to $7.0 million less the then-current outstanding borrowings under the 2014 Term Note under a line of credit ("2014 Line of Credit"). In November 2014, the Company borrowed $3.0 million under the 2014 Term Note of which $1.8 million of the proceeds was used to repay an outstanding debt with a different commercial bank. Borrowings under the 2014 Term Note bore 5.75% interest (prime rate of 3.25% plus 2.5%), with interest only payments through October 2015, followed by 24 equal monthly installments of principal and interest. The Company was also required to pay origination fees of $15,000, facilities fees of $70,000 and a termination fee of $60,000. These debt issuance costs were recorded as a direct deduction from notes payable in the consolidated balance sheets and were amortized to interest expense over the term of the note using the effective interest method. In 2015, the Company recognized $55,000 of interest expense in connection with the aforementioned fees. In September 2015, the Company repaid the 2014 Term Note and there was no outstanding balance under the 2014 Term Note at December 31, 2015 and 2016. The write-off of

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

unamortized debt issuance costs of $77,000 was recorded as a loss on early extinguishment of debt in operating expenses during the year ended December 31, 2015.

        2014 Line of Credit – In February 2015, the Company borrowed $1.0 million, and in May 2015, the Company borrowed an additional $0.9 million, under the 2014 Line of Credit. Outstanding borrowings under the 2014 Line of Credit bore 4.75% interest (prime rate of 3.25% plus 1.5%). In September 2015, the outstanding balance of $1.9 million was repaid in full.

        2015 Term Note – In September 2015, the Company entered into a loan and security agreement with a financial services company, which allowed for borrowings of up to $12.0 million under a term note (the "2015 Term Note"). In September 2015, the Company borrowed $10.0 million under the 2015 Term Note, of which $5.0 million of the proceeds was used to repay the outstanding borrowings under the 2014 Term Note and the 2014 Line of Credit. In August 2016, the Company borrowed an additional $2.0 million under the 2015 Term Note.

        Borrowings under the 2015 Term Note bear interest at the greater of: (i) the average prime rate in effect during each month or (ii) the average three-month LIBOR rate during such month, plus 2.5% per annum, plus 7.5% with a minimum rate of 11%, with interest only payments through October 2017, followed by 36 equal monthly installments of principal and interest through October 2020, the maturity date. The weighted average interest rate during the years ended December 31, 2015 and 2016 was 11%. At December 31, 2015 and 2016, the outstanding borrowings under the 2015 Term Note was $9.6 million and $11.7 million, respectively, net of unamortized debt issuance costs. In 2016, the Company recognized $1.2 million in interest expense based on the outstanding balance of the 2015 Term Note during the period.

        The Company also paid origination fees, facilities fees and various legal fees of $0.3 million and issued a warrant to purchase 174,000 shares of Series B-1 convertible preferred stock for an exercise price of $5.8667 per share. The warrant was valued at $147,000 on the date of issuance using an OPM to allocate the estimated value of the Company. The OPM treats classes of stock as call options on a company's enterprise value with exercise prices based on the liquidation preferences of convertible preferred stock. The OPM prices the call option using the Black-Scholes model. The fair value of the warrant was recorded as a liability as it met the criteria to be classified as a derivative liability. These debt issuance costs were recorded as a direct deduction to notes payable in the consolidated balance sheets. Debt issuance costs are being amortized to interest expense using the effective interest method over the term of the note. During the years ended December 31, 2015 and 2016, the Company recognized $32,000 and $131,000, respectively, of interest expense in connection with the debt issuance costs.

        Under the 2015 Term Note, the Company is required to maintain certain financial covenants including: (a) attain certain minimum recurring revenues based on six months of annualized recurring revenue; (b) maintain a minimum amount of unrestricted cash in deposit; and (c) maintain no more than $250,000 in cash in foreign bank accounts. As of December 31, 2016, the Company was in violation of the covenant to maintain no more than $250,000 in cash in foreign bank accounts, due to amounts held by the Company's foreign subsidiary. The covenant violation was subsequently cured on January 23, 2017.

        Borrowings under the 2015 Term Note are secured by substantially all of the assets of the Company. Additionally, the terms of the 2015 Term Note contain various negative covenants agreed to by the Company, relating to mergers and business combinations, the acquisition or transfer of Company

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

assets outside of the ordinary course of business and liens and collateral relationships involving company assets. In addition, these covenants limit the ability of the Company to incur indebtedness, make loans, invest in or secure the obligations of other parties, pay or declare dividends, make distributions with respect to the Company's securities, redeem outstanding shares of the Company's stock, create subsidiaries, materially change the nature of its business, enter into related party transactions or reincorporate, reorganize or dissolve the Company.

        In March 2017, the Company amended the 2015 Term Note. See Note 15 for information regarding the amendment.

        Notes payable consisted of the following (in thousands):

	December 31,
	2015	2016
Notes payable	$10,000	$12,000
Unamortized debt issuance costs	(435)	(321)
Current maturities of term note	—	(667)

Total notes payable, net of current portion	$9,565	$11,012

        Aggregate future maturities of notes payable, exclusive of debt issuance costs, under the 2015 Term Note are due as follows (in thousands):

Year ending December 31,
2017	$667
2018	4,000
2019	4,000
2020	3,333

Total	$12,000

Note 8. Income Taxes

        The domestic and foreign components of net loss were as follows (in thousands):

	Year ended December 31,
	2015	2016
Domestic	$(6,191)	$(6,744)
Foreign	—	(116)

Net loss	$(6,191)	$(6,860)

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

        A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying consolidated statements of operations is as follows (in thousands):

	December 31,	December 31,
	2015	2016
Income tax at statutory rate	$(2,104)	$(2,331)
Net operating losses not benefited	2,040	2,105
Other	64	226

Total	$—	$—

        Temporary differences that gave rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, 2015 and 2016 were as follows (in thousands):

	December 31,	December 31,
	2015	2016
Deferred tax assets:
Net operating losses	$27,037	$28,677
Credits	1,260	1,414
Accruals and reserves	181	519
Deferred revenue and contract costs	724	871

Gross deferred tax assets	29,202	31,481
Valuation allowance	(28,997)	(31,143)

Net deferred tax assets	$205	$338

Deferred tax liabilities:
Fixed assets and intangibles	(205)	(338)

Total deferred tax liabilities	(205)	(338)

Total net deferred tax liability	$—	$—

        Realization of deferred tax assets is dependent upon future taxable income, if any, the timing and amount of which are uncertain. Management has determined that the deferred tax assets are not realizable on a more likely than not basis. Accordingly, deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $2.1 million during the year ended December 31, 2016.

        As of December 31, 2016, the Company had total net operating loss carryforwards for federal and state income tax purposes of approximately $75.7 million and $54.5 million, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carryforwards will begin to expire, if not utilized, in 2017 through 2035.

        As of December 31, 2016, the Company had available for carryover research and experimental credits for federal and California income tax purposes of approximately $1.1 million and $1.2 million, respectively, which are available to reduce future income taxes. The federal research and experimental tax credits will begin to expire, if not utilized, in 2026. The California research and experimental tax credits carry forward indefinitely until utilized.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

        Section 382 of the Internal Revenue Code of 1986 (the "Code"), as amended, and similar California regulations impose substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Accordingly, the Company's ability to utilize net operating losses and credit carryforwards may be limited as the result of such an "ownership change" as defined in the Code.

Uncertain Tax Positions

        The Company applied FASB ASC 740-10-50, Accounting for Uncertainty in Income Tax, which prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company classifies interest and penalties as a component of tax expense.

        The Company had unrecognized tax benefits of approximately $0.6 million as of December 31, 2016, all of which was offset by a full valuation allowance. No interest or penalties have been accrued as of December 31, 2016.

        A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

Balance as of December 31, 2014	$768
Increases for current year tax positions	45
Increases for prior year tax positions	—

Balance as of December 31, 2015	813
Increases for current year tax positions	63
Decreases for prior year tax positions	(302)

Balance as of December 31, 2016	$574

        Unrecognized tax benefits may change during the next 12 months for items that arise in the ordinary course of business. The Company does not anticipate a material change to its unrecognized tax benefits over the next 12 months that would affect the Company's effective tax rate.

        The Company files income tax returns in federal, various state and U.S. territory jurisdictions, and South Africa. The statute of limitations remain open for fiscal 2005 through 2015 in the United States and the various state and the U.S. territory jurisdictions. Years beyond the normal statute of limitations remain open to audit by tax authorities due to tax attributes generated in earlier years which are being carried forward and may be audited in subsequent years when utilized.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

Note 9. Capital Stock

Convertible Preferred Stock

        At December 31, 2015 and 2016, convertible preferred stock was as follows:

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference (in thousands)
Series B-1	4,773,000	3,848,023	$22,575
Series A-2	1,177,000	1,176,423	20,000

			$42,575

        The rights, preferences, privileges and restrictions of the Company's Series A-2 and B-1 convertible preferred stock are as follows:

        Dividends – Holders of Series B-1 convertible preferred stock are entitled to receive, when, as and if declared by the Board, out of any assets legally available for distribution, prior and in preference to any declaration or payment of any dividend on any other stock of the Company, at the annual rate of 8% of the original Series B-1 convertible preferred stock issue price. Such dividends will not be cumulative. After payment of such dividends, any additional dividends or distribution shall be distributed among all holders of common stock and Series B-1 convertible preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of Series B-1 convertible preferred stock were converted to common stock at the effective conversion rate. No dividends have been declared by the Board through December 31, 2016.

        Holders of Series A-2 convertible preferred stock are not entitled to receive dividends.

        Liquidation Preference – In the event of a liquidation, dissolution or winding up of the Company, the holders of Series B-1 convertible preferred stock are entitled to receive, prior and in preference to holders of Series A-2 convertible preferred stock or common stock, an amount equal to the sum of (i) $5.8667 for each outstanding share of Series B-1 convertible preferred stock, subject to adjustments for any stock splits, stock dividends, recapitalizations or the like; and (ii) an amount equal to any declared but unpaid dividends on such shares. If upon the occurrence of such an event, the assets and funds to be distributed among the holders of Series B-1 convertible preferred stock are insufficient to permit the payment to such holders, the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of Series B-1 convertible preferred stock.

        After the completion of the distribution to the holders of Series B-1 convertible preferred stock as described above, the holders of Series A-2 convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the remaining assets of the Company to the holders of common stock, an amount per share equal to $17.00 for each outstanding share of Series A-2 convertible preferred stock, as adjusted for any stock split, stock dividends, recapitalizations or the like. If upon occurrence of such event, the assets and funds thus distributed among the holders of Series A-2 convertible preferred stock are insufficient to permit the payment to such holders of Series A-2 convertible preferred stock, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of Series A-2 convertible preferred stock.

        Voting – Holders of Series A-2 convertible preferred stock are not entitled to vote, except as required by law. The holder of each share of Series B-1 convertible preferred stock shall have the right

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

to one vote for each share of common stock into which such share could then be converted, based on the conversion features.

        Conversion – Each holder of Series B-1 convertible preferred stock has the option to convert such shares into a number of fully paid and non-assessable shares of common stock at a conversion rate determined by dividing the liquidation preference per share by the then applicable conversion price. The current conversion rate for the Series B-1 convertible preferred stock is 1-to-1.

        On March 27, 2017, the Board approved an amendment and restatement of the Company's certificate of incorporation ("A&R Certificate") to provide that (1) each share of Series A-2 convertible preferred stock would automatically convert into 0.715548 fully paid and non-assessable shares of common stock upon the consummation of a "Qualified Public Offering," which term is defined as a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933 (without regard to a minimum amount of aggregate net proceeds or minimum price per share to the public in such offering). See Note 15 for more information regarding the A&R Certificate.

        Each share of convertible preferred stock will automatically convert into fully paid and non-assessable shares of common stock at the applicable conversion rate currently in effect immediately upon the earlier of (i) a Qualified Public Offering or (ii) the date specified by written consent or agreement of the holders of a majority of the then-outstanding shares of Series B-1 convertible preferred stock, voting on an as-converted basis.

        Redemption – Series A-2 and Series B-1 convertible preferred stock are not manditorily redeemable.

        Protective Provisions – The holders of Series B-1 convertible preferred stock have certain protective provisions. So long as at least 588,236 shares of Series B-1 convertible preferred stock remain outstanding, as adjusted for any stock splits, stock dividends, recapitalizations or the like, the Company cannot without first obtaining approval of at least a majority of the then-outstanding shares of Series B-1 convertible preferred stock, voting on an as-converted basis, take any action that: (i) consummates a liquidation, dissolution, or winding-up of the Company; (ii) adversely alters, waives or affects the rights, preferences, privileges, or powers of, or restrictions of any series of preferred stock; (iii) increases or decreases the authorized number of shares of common stock, or any series of preferred stock; (iv) creates a new class or series of security; or (v) declares or pays any dividends or other distributions for preferred stock or common stock.

Common Stock

        At December 31, 2016, the Company was authorized to issue 8,000,000 shares of common stock with a par value of $0.005 per share. At December 31, 2015 and 2016, there were 1,583,601 and 1,616,996 shares of common stock issued and outstanding, respectively. Holders of common stock have voting rights equal to one vote per share of common stock held and are entitled to receive any dividends as may be declared from time to time by the Board.

        Common stock is subordinate to Series B-1 convertible preferred stock with respect to dividend rights and subordinate to Series B-1 and A-2 convertible preferred stock with respect to rights upon certain deemed liquidation events of the Company.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

        Shares of common stock reserved for future issuance were as follows:

December 31, 2016
Conversion of Series B-1 convertible preferred stock	3,848,023
Conversion of Series A-2 convertible preferred stock(1)	841,730
Conversion of Series B-1 convertible preferred stock warrants	680,027

Total conversion of convertible preferred stock and warrants	5,369,780
Options outstanding	1,130,141
Options available for future grant	390,164

Total	6,890,085

(1)
Reflects the effect of an amendment and restatement of the A&R Certificate in March 2017 to implement a conversion feature for the Series A-2 convertible preferred stock. See Note 15 for more information.

Note 10. Net Loss per Share

        The following table summarizes the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Year ended December 31,
	2015	2016
Numerator:
Net loss	$(6,191)	$(6,860)

Denominator:
Weighted-average shares outstanding, basic and diluted	1,552,780	1,602,402
Net loss per share	$(3.99)	$(4.28)

        The following potentially dilutive shares outstanding at the end of the periods presented were excluded in the calculation of diluted net loss per share as the effect would have been anti-dilutive:

	Year Ended December 31,
	2015	2016
Options to purchase common stock	938,250	1,130,141
Warrants to purchase Series B-1 convertible preferred stock	680,027	680,027
Series B-1 convertible preferred stock (as-converted)	3,848,023	3,848,023
Series A-2 convertible preferred stock (as-converted)	841,730	841,730

Total	6,308,030	6,499,921

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

Unaudited Pro Forma Net Loss per Share

        The following table sets forth the calculation of the pro forma net loss per share after giving effect to the conversion of convertible preferred stock (in thousands, except share and per share data):

Year Ended December 31, 2016
Numerator:
Net loss	$(6,860)

Denominator:
Weighted-average shares used to compute basic and diluted net loss per share	1,602,402
Adjustment: assumed conversion of convertible preferred stock	4,689,753

Pro forma weighted-average number of shares outstanding — basic and diluted	6,292,155

Pro forma net loss per common share – basic and diluted	$(1.09)

        The following shares were excluded in the calculation of pro forma weighted average number of shares outstanding as the effect would have been anti-dilutive:

December 31, 2016
Options to purchase common stock	1,130,141
Warrants to purchase Series B-1 convertible preferred stock	680,027

Note 11. Convertible Preferred Stock Warrants

        The Company has issued warrants at various dates to purchase shares of Series B-1 convertible preferred stock. The fair value of all warrants issued was recorded as a preferred stock warrant liability on the date of issuance and is marked to fair value at each balance sheet date. Any change in the fair value of the warrants is recorded in other expense, net in the consolidated statements of operations.

        At December 31, 2015 and 2016, the Company had the following Series B-1 convertible preferred stock warrants issued and outstanding (in thousands, except share and per share data):

	Number of Underlying Shares		Fair Value		Issuance Date	Exercise Price per Share	Expiration Date
Warrant Class	2015	2016	2015	2016
Series B-1	25,568	25,568	$142	$303	June 2012	$5.8667	June 2022
Series B-1	167,428	167,428	$124	$263	July 2012	$5.8667	July 2019
Series B-1	145,801	145,801	$22	$46	August 2012	$5.8667	August 2019
Series B-1	10,517	10,517	$9	$19	November 2012	$5.8667	November 2022
Series B-1	156,851	156,851	$907	$929	February 2014	$0.1700	February 2021
Series B-1	173,862	173,862	$147	$315	September 2015	$5.8667	September 2025

Total	680,027	680,027	$1,351	$1,875

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

        In September 2015, in connection with the 2015 Agreement, the Company issued warrants to purchase 173,862 shares of Series B-1 convertible preferred stock. The Company determined the fair value of the warrants on the date of issuance to be $147,000. The warrants were immediately exercisable.

        In connection with the amendment to the 2015 Agreement in March 2017, we issued the lender a warrant to purchase shares of Series B-1 convertible preferred stock. See Note 15 for more information.

Note 12. Equity Incentive Plan

        In February 2005, the Company adopted the 2005 Stock Plan, as amended in January 2010 and November 2012 (the "2005 Plan"). Under the 2005 Plan provisions, the Company may grant incentive stock options ("ISOs"), non-statutory options ("NSOs"), stock appreciation rights, restricted stock units, and shares of restricted stock. At December 31, 2016, 1,520,305 shares of the Company's common stock have been reserved for future issuance under the 2005 Plan.

        ISOs may only be granted to Company employees and may only be granted with an exercise price not less than the fair value of the common stock, or not less than 110% of fair value when the grant is issued to a person who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of stock. Non-statutory stock options may be granted to Company employees, directors and consultants, and may be granted at a price per share not less than fair value on the date of the grant. The Board determines the fair value of the Company's common stock.

        Options granted under the 2005 Plan generally vest over four years and expire no later than 10 years from the grant date. The 2005 Plan grants the Board discretion to determine when the options granted will become exercisable. The 2005 Plan allows for the exercise of unvested options with repurchase rights over the restricted common stock issued. The Company records proceeds from early exercises as a liability and reclassifies the amount to equity as the repurchase right lapses. At December 31, 2015 and 2016, there were no unvested options resulting from early exercises.

        Aggregate intrinsic value represents the difference between the Company's estimated fair value of its common stock and the exercise price of outstanding "in-the-money" options. The aggregate intrinsic value of options exercised was $7,000 and $23,000 during the years ended December 31, 2015 and 2016, respectively. Based on the fair market value of the Company's common stock at December 31, 2015 and 2016, the total intrinsic value of all outstanding options was $0.1 million and $2.5 million, respectively.

        At December 31, 2016, total unrecognized stock-based compensation cost related to unvested stock options was $0.2 million, which will be recognized ratably over a weighted-average period of 3.2 years.

        Cash received from the exercise of stock options during the years ended December 31, 2015 and 2016 was $31,000 and $25,000, respectively.

        No income tax benefits from stock-based compensation arrangements have been recognized in the consolidated statements of operations.

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

        The fair value of stock option grants is set forth below and was determined using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2015	2016
Fair value of common stock	$0.85	$0.85 - $3.06
Expected term (in years)	2 - 10	2 - 10
Risk-free interest rate	0.75% - 2.10%	0.75% - 1.77%
Expected volatility	55%	55%
Expected dividend yield	—%	—%

        Total stock-based compensation expense recorded in the consolidated statements of operations was allocated as follows (in thousands):

	Year Ended December 31,
	2015	2016
Cost of revenue	$13	$11
Sales and marketing	13	7
Research and development	32	18
General and administrative	79	47

Total	$137	$83

        Stock-based compensation expense is recognized over the award's expected vesting schedule, adjusted for estimated forfeitures. The Company applied a 0% forfeiture rate for the stock options granted during the years ending December 31, 2015 and 2016. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on analysis of the Company's actual forfeiture experience, employee turnover and other factors.

        A summary of activities under the 2005 Plan is shown as follows:

	Options Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2014	682,315	916,584	$0.89
Granted (weighted-average grant date fair value of $0.46 per share)	(112,068)	112,068	$0.85
Exercised		(45,199)	$0.70
Canceled	45,203	(45,203)	$0.80

Outstanding at December 31, 2015	615,450	938,250	$0.90
Granted (weighted-average grant date fair value of $0.66 per share)	(272,769)	272,769	$1.27
Exercised		(33,395)	$0.75
Canceled	47,483	(47,483)	$4.14

Outstanding at December 31, 2016	390,164	1,130,141	$0.86

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

        Stock options outstanding, exercisable and vested were as follows:

Outstanding at December 31, 2015	Weighted- average Remaining Contractual Life (years)	Exercisable and Vested as of December 31, 2015	Weighted- average Remaining Contractual Life (years)	Weighted Average Exercise Price
938,250	6.31	731,516	5.79	$0.94

Outstanding at December 31, 2016	Weighted- average Remaining Contractual Life (years)	Exercisable and Vested as of December 31, 2016	Weighted- average Remaining Contractual Life (years)	Weighted Average Exercise Price
1,130,141	6.29	842,261	5.32	$0.74

        Unvested stock options were as follows:

	Unvested
	Options Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2015	206,734	$0.77
Outstanding at December 31, 2016	287,880	$1.20

Note 13. Benefit Plan

        The Company sponsors a 401(k) plan to provide defined contribution retirement benefits for all eligible employees. Participants may contribute a portion of their compensation to the plan, subject to the limitations under the Internal Revenue Code. The Company is allowed to make 401(k) matching contributions as defined in the plan and as approved by the Board. The Company did not make any contributions to the plan during the years ended December 31, 2015 and 2016.

Note 14. Commitments and Contingencies

Operating Lease

        The Company leases its principal executive offices in Newark, California, under a non-cancelable operating lease which expires in 2021. The Company recognizes rent expense on a straight-line basis over the expected lease term. The difference between cash payments required and rent expense is recorded as deferred rent. Rent expense for the Company's facilities was $0.3 million for each of the years ended December 31, 2015 and 2016.

        The following is a schedule of future minimum lease payments under the non-cancelable operating lease at December 31, 2016 (in thousands):

Year Ended December 31,
2017	$266
2018	336
2019	346
2020	357
2021	305

Total	$1,610

ShotSpotter, Inc.
Notes to Consolidated Financial Statements

Contingencies

        In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company's financial position or results of operations.

Note 15. Subsequent Events

        Management evaluated subsequent events through March 29, 2017, which is the date these consolidated financial statements were available to be issued.

        In March 2017, the Company granted options to purchase 192,808 shares of the Company's common stock under the 2005 Plan at an exercise price of $3.06 per share.

        On March 27, 2017, the Company's Board and stockholders approved an amendment and restatement of the Company's certificate of incorporation ("A&R Certificate") (1) to provide that each share of Series A-2 convertible preferred stock will automatically convert into 0.715548 shares of common stock upon the consummation of a Qualified Public Offering and (2) to modify the definition of Qualified Public Offering to eliminate the minimum amount of aggregate net proceeds or minimum price per share to the public in such offering. All share and per share data related to unaudited pro forma balance sheet and net loss information in the accompanying consolidated financial statements and their related notes have been retroactively adjusted to give effect to the application of this conversion feature when presenting the Series A-2 convertible preferred stock on an as-converted basis.

        The A&R Certificate also provided for (1) an increase in the total number of authorized shares to 14,550,000 and (2) an increase in the number of authorized shares of common stock to 8,600,000, in each case to accommodate the new conversion feature for the outstanding shares of Series A-2 convertible preferred stock.

        In March 28, 2017, the Company amended the 2015 Term Note to increase available borrowings from $12.0 million to $15.0 million, and borrowed $1.5 million under this 2015 Term Note. The remaining $1.5 million will be available for borrowing once certain recurring revenue metrics are achieved. Certain financial covenants were amended to require minimum unrestricted cash of not less than $1.0 million and increasing to $1.5 million by September 30, 2017. See Note 7 for details regarding the 2015 Term Note. In connection with the amendment of the 2015 Term Note, the Company paid loan fees of $30,000 and issued a warrant to purchase 76,704 shares of Series B-1 preferred stock at an exercise price of $5.8667 per share provided, however, that if the Company completes a Qualified Offering prior to September 30, 2017 in which it raises at least $25.0 million in net proceeds (after deducting underwriting discounts but before transaction expenses), the number of shares underlying this warrant will be reduced to 61,363 shares.

            Shares

Common Stock

Prospectus

Roth Capital Partners	Imperial Capital

Through and including                        , 2017 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NASDAQ Stock Market listing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee	$
FINRA filing fee
NASDAQ initial listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees and expenses
Blue sky fees and expenses
Miscellaneous fees and expenses
Total	$

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation to be in effect prior to the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect prior to the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

        We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was our director, officer, employee or agent, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest. At present, there is no pending litigation or proceeding involving any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his capacity as such.

        The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities

        The following sets forth information regarding all unregistered securities sold since January 1, 2014:

  (a)
  From January 1, 2014 to date, we granted stock options to purchase an aggregate of 640,594 shares of common stock to employees, consultants and directors pursuant to our 2005 Equity Incentive Plan having exercise prices ranging from $0.85 to $3.06 per share.

  (b)
  From January 1, 2014 to date, we have issued and sold to our employees an aggregate of 105,752 shares of common stock upon the exercise of options under our 2005 Equity Incentive Plan at exercise prices ranging from $0.68 to $0.85 per share, for an aggregate amount of approximately $76,000.

  (c)
  In February 2014, we issued 957,339 shares of Series B-1 preferred stock to existing investors for aggregate proceeds of approximately $5.6 million, plus an additional 440,093 shares of Series B-1 preferred stock for cancellation of existing indebtedness totaling approximately $2.0 million. We also sold warrants to purchase 156,851 shares of our Series B-1 preferred stock at an weighted-average exercise price of $0.17 per share to certain purchasers of Series B-1 preferred stock.

  (d)
  In June and July 2015, we issued 340,906 shares of Series B-1 preferred stock to existing investors and a new investor for aggregate proceeds of approximately $2.0 million.

  (e)
  In connection with the Orix Loan Agreement, we issued warrants to Orix Growth Capital, LLC to purchase 173,862 shares of Series B-1 preferred stock in September 2015 and 76,704 shares of Series B-1 preferred stock in March 2017.

        The offers, sales and issuances of the securities described in Item 15(a) and (b) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

        The offer and issuance of the securities described in Item 15(c) and (d) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of the securities in the transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits.

Exhibit No.		Description of Exhibit
1.1	#	Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation of ShotSpotter, Inc., as currently in effect.

3.2	#	Form of Amended and Restated Certificate of Incorporation of ShotSpotter, Inc., to be effective upon the completion of this offering.

3.3	*	Amended and Restated Bylaws of ShotSpotter, Inc., as currently in effect.

3.4	#	Form of Amended and Restated Bylaws of ShotSpotter, Inc., to be effective upon the completion of this offering.

4.1	#	Form of Common Stock Certificate.

4.2	*	Investors' Rights Agreement, by and among ShotSpotter, Inc. and the investors listed on Exhibit A thereto, dated July 12, 2012.

4.3	#	Form of Warrant to purchase shares of Series B-1 Preferred Stock issued in connection with the sale of Series B-1 Preferred Stock.

4.4	#	Form of Warrant to purchase shares of Series B-1 Preferred Stock issued in connection with Loan and Security Agreement in September 2015.

4.5	#	Form of Warrant to purchase shares of Series B-1 Preferred Stock issued in connection with the Second Amendment to Loan and Security Agreement in March 2017.

5.1	#	Form of Opinion of Cooley LLP.

10.1	*	ShotSpotter, Inc. Amended and Restated 2005 Stock Plan.

10.2	*	Forms of Option Agreement and Option Grant Notice under the Amended and Restated 2005 Stock Plan.

10.3	#	ShotSpotter, Inc. 2017 Equity Incentive Plan, to be effective upon the completion of this offering.

10.4	#	Forms of Option Agreement and Option Grant Notice under the 2017 Equity Incentive Plan.

10.5	#	ShotSpotter, Inc. 2017 Employee Stock Purchase Plan, to be effective upon the completion of this offering.

10.6	#	Form of Indemnification Agreement by and between ShotSpotter, Inc. and each of its directors and executive officers.

10.7	*	Offer Letter between ShotSpotter, Inc. and Ralph A. Clark dated March 13, 2017.

10.8	*	Offer Letter between ShotSpotter, Inc. and Alan R. Stewart dated March 13, 2017.

10.9	*	Offer Letter between ShotSpotter, Inc. and Joseph O. Hawkins dated March 13, 2017.

10.10	*	Offer Letter between ShotSpotter, Inc. and Paul S. Ames dated March 13, 2017.

10.11	*	Offer Letter between ShotSpotter, Inc. and Gary T. Bunyard dated March 13, 2017.

10.12	#	Independent Contractor Services Agreement between ShotSpotter, Inc. and Marc Morial, dated September 16, 2015.

Exhibit No.		Description of Exhibit
10.13	*	Lease Agreement between BMR-Pacific Research Center LP and ShotSpotter, Inc., dated August 14, 2012.

10.14	*	First Amendment to Lease Agreement between BMR-Pacific Research Center LP and ShotSpotter, Inc., dated September 3, 2014.

10.15	*	Second Amendment to Lease Agreement between BMR-Pacific Research Center LP and ShotSpotter, Inc., dated December 15, 2016.

10.16	*	Loan and Security Agreement, as amended, between Orix Growth Capital, LLC and ShotSpotter, Inc., dated September 25, 2015.

21.1	*	List of subsidiaries.

23.1	#	Consent of Baker Tilly Virchow Krause, LLP.

23.2	#	Consent of Cooley LLP (included in Exhibit 5.1).

24.1		Power of Attorney (see page II-5 to this registration statement).

*
Filed herewith
#
To be filed by amendment.
(b)
Financial statement schedules.

        No financial statement schedules are provided because the information called for is not required or is shown in the consolidated financial statements or related notes.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of California, on the    day of                  , 2017.

SHOTSPOTTER, INC.
By:	Ralph A. Clark President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Ralph A. Clark and Alan R. Stewart, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Ralph A. Clark	President and Chief Executive Officer and Director of the Board (principal executive officer)	, 2017
Alan R. Stewart	Chief Financial Officer (principal financial and accounting officer)	2017
Pascal Levensohn	Director	, 2017
Thomas T. Groos	Director	2017

Signature	Title	Date

Randall Hawks, Jr.	Director	2017
Gary M. Lauder	Director	2017
Marc Morial	Director	2017

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	#	Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation of ShotSpotter, Inc., as currently in effect.

3.2	#	Form of Amended and Restated Certificate of Incorporation of ShotSpotter, Inc., to be effective upon the completion of this offering.

3.3	*	Amended and Restated Bylaws of ShotSpotter, Inc., as currently in effect.

3.4	#	Form of Amended and Restated Bylaws of ShotSpotter, Inc., to be effective upon the completion of this offering.

4.1	#	Form of Common Stock Certificate.

4.2	*	Investors' Rights Agreement, by and among ShotSpotter, Inc. and the investors listed on Exhibit A thereto, dated July 12, 2012.

4.3	#	Form of Warrant to purchase shares of Series B-1 Preferred Stock issued in connection with the sale of Series B-1 Preferred Stock.

4.4	#	Form of Warrant to purchase shares of Series B-1 Preferred Stock issued in connection with Loan and Security Agreement in September 2015.

4.5	#	Form of Warrant to purchase shares of Series B-1 Preferred Stock issued in connection with the Second Amendment to Loan and Security Agreement in March 2017.

5.1	#	Form of Opinion of Cooley LLP.

10.1	*	ShotSpotter, Inc. Amended and Restated 2005 Stock Plan.

10.2	*	Forms of Option Agreement and Option Grant Notice under the Amended and Restated 2005 Stock Plan.

10.3	#	ShotSpotter, Inc. 2017 Equity Incentive Plan, to be effective upon the completion of this offering.

10.4	#	Forms of Option Agreement and Option Grant Notice under the 2017 Equity Incentive Plan.

10.5	#	ShotSpotter, Inc. 2017 Employee Stock Purchase Plan, to be effective upon the completion of this offering.

10.6	#	Form of Indemnification Agreement by and between ShotSpotter, Inc. and each of its directors and executive officers.

10.7	*	Offer Letter between ShotSpotter, Inc. and Ralph A. Clark dated March 13, 2017.

10.8	*	Offer Letter between ShotSpotter, Inc. and Alan R. Stewart dated March 13, 2017.

10.9	*	Offer Letter between ShotSpotter, Inc. and Joseph O. Hawkins dated March 13, 2017.

10.10	*	Offer Letter between ShotSpotter, Inc. and Paul S. Ames dated March 13, 2017.

10.11	*	Offer Letter between ShotSpotter, Inc. and Gary T. Bunyard dated March 13, 2017.

10.12	#	Independent Contractor Services Agreement between ShotSpotter, Inc. and Marc Morial, dated September 16, 2015.

10.13	*	Lease Agreement between BMR-Pacific Research Center LP and ShotSpotter, Inc., dated August 14, 2012.

Exhibit No.		Description of Exhibit
10.14	*	First Amendment to Lease Agreement between BMR-Pacific Research Center LP and ShotSpotter, Inc., dated September 3, 2014.

10.15	*	Second Amendment to Lease Agreement between BMR-Pacific Research Center LP and ShotSpotter, Inc., dated December 15, 2016.

10.16	*	Loan and Security Agreement, as amended, between Orix Growth Capital, LLC and ShotSpotter, Inc., dated September 25, 2015.

21.1	*	List of subsidiaries.

23.1	#	Consent of Baker Tilly Virchow Krause, LLP.

23.2	#	Consent of Cooley LLP (included in Exhibit 5.1).

24.1		Power of Attorney (see page II-5 to this registration statement).

*
Filed herewith
#
To be filed by amendment.